creating shareholder value since 1970



2008 Annual Report

IRET

INVESTORS REAL ESTATE TRUST

Selected Consolidated Financial Data

The following table sets forth selected financial data as of and for each of the fiscal years ended April 30, 2004 through 2008. The table illustrates the significant growth in revenue and real estate investment IRET experienced over the period reported, most of which was attributable to our addition of properties through acquisitions. These historical results are not necessarily indicative of the results to be expected in the future. This information is only a summary, and you should refer to our Consolidated Financial Statements and notes thereto, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K, for additional information.

(in thousands, except per share data)

Years Ended April 30,	2008	2007	2006	2005	2004
Consolidated Income Statement Data					
Revenue	$ 221,170	$ 197,538	$ 170,171	$ 152,759	$ 130,283
Income before minority interest and discontinued operations and gain on sale of other investments	$ 15,021	$ 14,255	$ 11,119	$ 9,871	$ 10,136
Gain on sale of real estate, land, and other investments	$ 556	$ 4,602	$ 3,293	$ 8,605	$ 662
Minority interest portion of operating partnership income	$ (3,524)	$ (3,217)	$ (1,892)	$ (1,727)	$ (2,161)
Income from continuing operations	$ 11,675	$ 11,026	$ 8,766	$ 7,768	$ 7,376
Income from discontinued operations	$ 413	$ 3,084	$ 2,801	$ 7,308	$ 2,064
Net income*	$ 12,088	$ 14,110	$ 11,567	$ 15,076	$ 9,440
Consolidated Balance Sheet Data					
Total real estate investments	$ 1,456,178	$ 1,316,534	$ 1,126,400	$ 1,067,345	$ 991,923
Total assets	$ 1,618,026	$ 1,435,389	$ 1,207,315	$ 1,151,158	$ 1,076,317
Mortgages payable	$ 1,063,858	$ 951,139	$ 765,890	$ 708,558	$ 633,124
Shareholders' equity	$ 345,006	$ 284,969	$ 289,560	$ 295,172	$ 278,629
Consolidated Per Common Share Data (basic and diluted)					
Income from continuing operations	$ .17	$ .18	$ .14	$ .13	$ .19
Income from discontinued operations	$ .01	$ .06	$ .06	$ .17	$ .05
Net income	$ .18	$ .24	$ .20	$ .30	$ .24
Distributions	$ .67	$ .66	$ .65	$ .65	$ .64
Funds From Operations**	$ 64,182	$ 56,994	$ 46,711	$ 42,314	$ 36,638
Funds From Operations per share and unit**	$ .87	$ .88	$ .79	$ .76	$ .73

* *Includes both continuing operations and discontinued operations (real estate that we sold) for the indicated fiscal years.*

** *For the definition of Funds From Operations and a reconciliation of this measure to measures under generally accepted accounting principles, you should refer to the section entitled "Funds From Operations" within the section entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our Annual Report on Form 10-K.*

Revenue
in millions of dollars


130.3
152.8
170.2
197.5
221.2
04 05 06 07 08

Funds From Operations
in millions of dollars


36.6
42.3
46.7
57.0
64.2
04 05 06 07 08

Distributions
cents per share


.637
.645
.653
.661
.669
04 05 06 07 08

Total Assets
in billions of dollars


1.1
1.2
1.2
1.4
1.6
04 05 06 07 08



Thomas A. Wentz, Sr.
President & CEO

Letter to Our Shareholders

Fellow Shareholders,

Despite strong headwinds from a shrinking national economy in the second half of our fiscal year 2008, IRET's real estate portfolio delivered respectable full-year results.

Highlights of IRET's 38th year were:

- Funds From Operations increased 12.6% (from $57.0 million to $64.2 million) and, on a per share basis, decreased by 1.1% (from 88 cents to 87 cents per share).
- Cash distributions to our shareholders and unitholders were increased for the 38th consecutive year (from 66.1 cents to 66.9 cents per share).
- We acquired $154.7 million of real estate properties.
- We made good progress in expanding our in-house property management capabilities.

Fiscal 2008 Financial Results

Important financial indicators for IRET's 38th year which ended April 30, 2008 are:

	(in thousands, except per share amounts)		
Fiscal Year	2008	2007	% Change
Real Estate Owned (before depreciation)	$ 1,648,259	$ 1,489,287	+10.7%
Revenue	$ 221,170	$ 197,538	+12.0%
Interest Expense	$ 63,439	$ 58,424	+8.6%
Depreciation/Amortization of Real Estate Portfolio	$ 50,042	$ 44,419	+12.7%
Utilities, Maintenance and Real Estate Tax Expense	$ 69,508	$ 60,129	+15.6%
Administrative Expense	$ 4,745	$ 4,162	+14.0%
Other Operating Expenses*	$ 21,175	$ 18,814	+12.5%
Net Income	$ 12,088	$ 14,110	-14.3%
Funds From Operations	$ 64,182	$ 56,994	+12.6%
Funds From Operations per share and unit	$ 0.87	$ 0.88	-1.1%
Cash Distributions per share and unit	$ 0.669	$ 0.661	+1.2%

* *Includes insurance, property management expenses, advisory and trustee services, other operating expenses, and amortization related to non-real estate investments.*

$154.7 Million of Property Acquistions

During the past fiscal year, IRET acquired:

		(in thousands)
2 apartment communities with 163 units	$	10,891
3 office buildings with approximately 163,695 square feet of leasable space	$	15,500
15 medical properties with approximately 541,026 square feet of leasable space	$	99,890
4 industrial properties with approximately 846,953 square feet of leasable space	$	28,440
Total Fiscal 2008 Acquisitions	$	154,721

We sold two small apartment buildings and one small office building in fiscal year 2008 for $1.4 million, realizing a gain of $514,000.

At fiscal year end, IRET's real estate portfolio consisted of:

- 72 apartment communities containing 9,500 apartment units.
- 65 office properties with approximately 4.9 million square feet of leasable space.
- 48 medical properties (including senior housing) with approximately 2.3 million square feet of leasable space.
- 17 industrial properties with approximately 2.8 million square feet of leasable space.
- 33 retail properties with approximately 1.5 million square feet of leasable space.
- 6 parcels of unimproved land for development purposes.
- 4 development projects under construction.

38 Years of Increased Cash Distributions to Shareholders and Unitholders

IRET again increased its cash distributions to its shareholders and unitholders during each quarter of fiscal year 2008, paying out 66.9 cents per share, an increase of 1.1% over the 66.1 cents paid last fiscal year 2007. IRET has increased its annual distribution every year since paying its first distribution on July 1, 1971, and, since 1988, every calendar quarter. The July 2008 distribution of 16.85 cents per share and unit was our 149th consecutive quarterly distribution.


$0.67
Distribution History (fiscal year)
$0.06
1971
2008

"IRET has increased its annual distribution every year since paying its first distribution on July 1, 1971, and, since 1988, every calendar quarter. The July 2008 distribution of 16.85 cents per share and unit was our 149th consecutive quarterly distribution."

Income Tax Benefits for IRET Shareholders

When comparing IRET common shares with other investments, it is important to note that the cash distributions paid to IRET shareholders and unitholders are partially tax-deferred. For the 2007 calendar year, 46.82% of IRET's shareholder and unitholder distributions were classified as "return of capital" and thus, not included in current taxable income. The percentage of

"... I would like to thank our shareholders and partners for their continued confidence in our company. IRET is fortunate to have a base of long-term, loyal shareholders and partners, some of whom are featured in this 2008 Annual Report."

distributions sheltered from current-year taxation in calendar year 2006 was 56.8% and in calendar year 2005 was 42.47%. Compared to income that is fully taxable, the "after tax return" on IRET's cash distribution is enhanced by this income tax treatment.

Continued Conservative Financial Management

At the end of fiscal year 2008, IRET held cash and marketable securities totaling $53.9 million. Of the $1.1 billion of mortgages payable at year-end, only $11.7 million are variable rate mortgages and only $44.3 million will come due during the next year. The weighted average rate of interest on April 30, 2008, was 6.37%.

Fiscal 2009 Goals

We will continue our efforts to expand our diversified portfolio and to focus on our core markets in the upper Midwest states in which the majority of our properties are located.

Specific goals are to:

- continue our policy of regular increases in our quarterly cash distributions to our shareholders and unitholders;
- maintain our conservative financial management practices of adequate cash reserves, lines of credit, fixed-rate debt and an overall indebtedness ratio of 60% or less of the current fair market value of our portfolio;
- add to our real estate portfolio;
- develop the unimproved land parcels that we own with apartments and commercial buildings;
- continue our investment in additional employees, office space and technology to handle our continued growth;

and, of course, do our very best to improve our earnings.

Finally, I would like to thank our shareholders and partners for their continued confidence in our company. IRET is fortunate to have a base of long-term, loyal shareholders and partners, some of whom are featured in this 2008 Annual Report. Rest assured that we will continue to work diligently to add value to your company.

Sincerely,

Thomas A. Wentz, Sr.
President and Chief Executive Officer

Total Shareholder Returns

37 Calendar Year Performance Comparison

$10,000 invested in IRET common shares at the close of trading on December 31, 1971, with distributions reinvested, would be worth $934,219 as of December 31, 2007. This presentation excludes brokerage costs and income taxes.


IRET
Peer Group(1)
S&P 500(2)
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$934,219
$818,575
$453,420
72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

(1) The peer group consists of the real estate investment trusts included by the National Association of Real Estate Investment Trusts in its NAREIT Equity REIT Index.
(2) Standard and Poor's ("S&P") 500 Stock Index

Source: Research Data Group, Inc.

Company Profile

Organizational Structure

Founded in 1970, IRET is a Real Estate Investment Trust through which individual investors may benefit from the advantages of group investment in a professionally managed and diversified portfolio of income-producing real estate.

In 1997, IRET reorganized itself as an Umbrella Partnership Real Estate Investment Trust ("UPREIT"). The company conducts its business through an operating partnership (IRET Properties, a North Dakota Limited Partnership) which has as its sole General Partner a wholly-owned corporate subsidiary of IRET (IRET, Inc., a North Dakota Corporation). IRET assets were transferred to the Umbrella Partnership in exchange for the general partnership interest. Owners of real estate are offered the opportunity of becoming limited partners in the Umbrella Partnership by conveying their real estate to the partnership in exchange for partnership units. These units are exchangeable for, and the financial equivalent of, IRET's publicly-traded common shares.

For owners of appreciated real estate, the UPREIT program has been a popular alternative to a taxable sale. Owners enjoy an IRET return on the full value of their real estate undiminished by capital gains tax until such time as they choose to liquidate their investment. On April 30, 2008, a total of 21,238,342 UPREIT units with a book value of approximately $161.8 million were outstanding.



Wally & Cookie Berning

Including IRET shares in their investment portfolio has been a prudent decision for Wally and Cookie Berning. The on-going success of IRET is reflected in our shareholder loyalty and IRET is grateful for investors like the Bernings who have shared our goals and recognized the benefits of a long-term view.

New Property


Ridgeview
303

Burnsville 303 Nicollet Medical (Ridgeview) - Burnsville, MN

IRET's core strategies to create long-term shareholder value include the acquisition of carefully underwritten, accretive real estate properties that will enhance our results and further diversify our portfolio. During fiscal year 2008, IRET's total assets increased to $1.6 billion as we added 24 properties to our portfolio, consisting of two multi-family residential properties, three office properties, fifteen medical office and senior housing properties, and four industrial properties, for acquisition and construction costs totaling $154.7 million.

IRET's fiscal year 2008 acquisitions were concentrated in our commercial medical segment, with three transactions completed during the fourth quarter accounting for approximately $100 million of the total $154.7 million in acquisition costs. In separate transactions in February and March 2008, IRET acquired eight senior housing facilities with a total of 329 units/beds for an aggregate purchase price (excluding closing costs) of $44.7 million. The eight facilities that IRET acquired are located in Minnesota, Montana, Nebraska, North Dakota and South Dakota. In a third transaction, in March 2008, IRET closed on the acquisition of a portfolio of six medical office properties located in the greater Minneapolis, Minnesota metropolitan area. IRET paid a total aggregate consideration for the portfolio of $52.0 million, excluding acquisition costs, and excluding costs totaling approximately $1.7 million associated with the early prepayment of debt.

IRET has a proven track record of successfully acquiring and enhancing real estate assets, and we expect that strategic and thoughtful acquisitions, in conjunction with a program of development and redevelopment projects, will continue to provide us with additional opportunities to create value for our shareholders.



Edgewood Vista - Fargo, ND



Minneapolis 701 25th Ave Medical (Riverside) - Minneapolis, MN


SOUTHDALE
MEDICAL CENTER

Southdale Medical Center Expansion - Edina, MN

Property Located in Thirteen States



☆ Corporate headquarters in Minot, North Dakota

△ Asset Management and Property Management offices in Minneapolis, Minnesota and Omaha, Nebraska

○ Property Management offices in Kansas City, Kansas and St. Louis, Missouri



The Anderson Family

For Mike and Lindsey Anderson's busy, young family, investing in IRET is a convenient way to include real estate in their long-term, diversified investment portfolio without the hassle of direct property ownership. As young investors, Mike and Lindsey have an additional investment advantage in their corner – time. IRET's Distribution Reinvestment and Share Purchase Program can help them reach their long-term financial goals.

Property Investments

percentage by state, by investment amount, net of accumulated depreciation, as of April 30, 2008



■ Minnesota	55.9%	□ Wisconsin	2.5%
■ North Dakota	11.6%	■ Missouri	2.4%
■ Nebraska	9.2%	■ Iowa	2.4%
□ Colorado	3.7%	■ Texas	2.2%
■ Kansas	3.5%	□ Idaho	1.0%
■ Montana	2.8%	■ Michigan	0.1%
□ South Dakota	2.7%		

Real Estate Portfolio Mix

percentage by segment, by investment amount, net of accumulated depreciation, as of April 30, 2008



■ Multi-Family Residential	28.1%
■ Office	34.2%
■ Medical	22.5%
□ Industrial	6.4%
■ Retail	6.9%
□ Development in Progress	1.6%
■ Unimproved Land	0.3%



Curtis & Jill Luchsinger

The Luchsingers have stayed the course with IRET for more than 30 years as shareholders and limited partners. They are now enjoying the fruits of their early financial decisions in their retirement.

For Curtis and Jill, IRET has demonstrated a strong distribution track record with long-term share price appreciation, inflation protection, and attractive tax advantages.

Internal Property Management

For most of IRET's history, the day-to-day management of our portfolio was outsourced to professional third-party property management companies. The use of external management was primarily dictated by the relatively small size of our portfolio spread out over the vast distances of the upper Midwest states. We initially could not justify the added cost and expense of maintaining a professional management staff in each community. However, as we have grown and successfully pursued our strategy of establishing a meaningful presence in our target markets, we have now reached a level of ownership in many communities which will support a full-time IRET management presence.

As a result, over the past several years IRET has focused on building an internal property management department. While our third-party property management firms have been valued contributors to IRET's growth and success over the past 38 years, and continue to do an outstanding job for us and our shareholders, we are constantly striving to improve performance and economic results. By internalizing the majority of our property management needs over the next few years, we will be able to reduce costs and improve revenue, while strengthening our relationships with our tenants and customers. We will undertake this important initiative prudently and conservatively, so as not to jeopardize our goal of creating shareholder value.

"By internalizing the majority of our property management needs over the next few years, we will be able to reduce costs and improve revenue, while strengthening our relationships with our tenants and customers."



Thomas A. Wentz, Jr.
Senior Vice President - Asset Management & Finance

Investment Portfolio as of April 30, 2008

Multi-Family Residential Property

State	Units	(in thousands) Investment	Fiscal 2008 Occupancy
Colorado	597	$ 43,110	94.8%
Iowa	252	10,331	86.1%
Kansas	734	42,668	95.0%
Minnesota	2,632	140,203	90.7%
Montana	770	40,646	95.5%
Nebraska	786	36,718	86.4%
North Dakota	2,486	123,813	95.4%
South Dakota	739	33,719	91.0%
Texas	504	39,489	92.1%
Total Multi-Family Residential Property	9,500	$ 510,697	92.7%

Commercial Office Property

State	Sq. Ft.	(in thousands) Investment	Fiscal 2008 Occupancy
Colorado	152,603	$ 22,391	100.0%
Idaho	132,336	15,919	93.5%
Kansas	90,388	14,730	81.9%
Minnesota	3,262,076	356,982	90.2%
Missouri	248,994	32,414	94.0%
Nebraska	654,692	79,368	94.8%
North Dakota	145,929	16,712	97.6%
South Dakota	75,815	7,088	100.0%
Wisconsin	175,610	11,108	100.0%
Total Commercial Office Property	4,938,443	$ 556,712	92.1%

Commercial Medical Property

State	Sq. Ft.	(in thousands) Investment	Fiscal 2008 Occupancy
Minnesota	1,701,085	$ 266,607	94.6%
Missouri	18,502	2,749	100.0%
Montana	33,037	4,335	100.0%
Nebraska	95,398	24,820	100.0%
North Dakota	242,913	31,582	100.0%
South Dakota	71,961	7,472	100.0%
Wisconsin	103,214	22,421	100.0%
Total Commercial Medical Property	2,266,110	$ 359,986	95.8%

Commercial Industrial Property

State	Sq. Ft.	(in thousands) Investment	Fiscal 2008 Occupancy
Iowa	1,133,239	$ 26,981	88.8%
Minnesota	1,520,805	69,938	99.3%
North Dakota	195,075	7,141	100.0%
Total Commercial Industrial Property	2,849,119	$ 104,060	96.3%

Commercial Retail Property

State	Sq. Ft.	(in thousands) Investment	Fiscal 2008 Occupancy
Michigan	16,080	$ 2,121	100.0%
Minnesota	695,621	72,644	81.7%
Montana	93,200	5,270	100.0%
Nebraska	26,985	3,699	100.0%
North Dakota	543,401	27,434	93.2%
Wisconsin	81,464	5,636	100.0%
Total Commercial Retail Property	1,456,751	$ 116,804	87.4%

Total Units - Residential Segment	9,500	
Total Square Footage - Commercial Segments	11,510,423	
Total Real Estate Owned		$1,648,259

Our Acquisition Strategy

IRET's disciplined acquisition strategy allows us to be patient in these uncertain economic times. Our practice of placing debt on individual assets or groups of assets as we acquire them may be a more conservative financing strategy than that followed by a number of other real estate investment trusts, but it has allowed IRET some flexibility in an uncertain credit market. We remain committed to searching out acquisitions in the upper Midwest states, and we are continuing to identify major core markets where we can establish a presence on the ground, and expand our local relationships, thereby allowing us to see "off market" deals before they hit the street.

As we move forward with this strategy, we will begin to condense our geographic footprint and concentrate on these core markets in the upper Midwest. We will also continue to seek out opportunities in our five asset classes, with emphasis placed on the medical office and multi-family segments of our portfolio. Additionally, we will move forward with development projects in communities where we can serve existing tenants (for example, with medical office projects that meet the expansion needs of established tenants), or find new tenants (for example, in communities that need additional housing alternatives, in the case of multi-family housing projects). Finally, as we move forward into fiscal year 2009, we intend to be cautious in the face of current volatile market conditions, and we will underwrite potential acquisitions based on the same fundamentals that have served us well over the last 38 years.

"We remain committed to searching out acquisitions in the upper Midwest states, and we are continuing to identify major core markets where we can establish a presence on the ground, and expand our local relationships, thereby allowing us to see "off market" deals before they hit the street."



Timothy P. Mihalick
Senior Vice President & Chief Operating Officer

Increasing Shareholder Diversity - A Key Element of Our Capital Markets Strategy

IRET has long enjoyed the support of loyal shareholders, many of whom are intimately familiar with the company because they live in the communities where IRET actively operates its business. In our early history, IRET was almost exclusively in the multi-family housing business. Due to changing economic conditions in the 1990's, we began a successful strategy of portfolio diversification in order to better serve our investors. Looking back, we believe that decision was a key factor in our ability to successfully navigate through the challenging market environment over the past several years.

Just as asset diversification has proved to be a successful strategy for IRET, we recognize that we must also seek diversity within our shareholder base. Our goal is to attract investors that share our investment philosophy while maintaining a balance between retail and institutional money managers. We believe both types of investors are necessary to ensure success in the capital markets.

In the past five years, we have seen the number of our institutional owners increase from 49 to 108, and their percentage of ownership grow from 13% to 33%. Additionally, nearly 50% of our 6.9 million share offering last October went to retail investors, many of whom were first-time investors in IRET. A good portion of those investors are located outside of the Midwest. The balance of the offering went largely to institutional investors, most of whom were also new owners of IRET.

It is our belief that diversifying our investor base leads to lower volatility in our share price over the long run, and ultimately leads to higher average total returns. If we consistently deliver total returns above market averages, we know our access to capital will increase, our overall cost of funds will decrease and we will remain the leading real estate investment trust in our region.

We plan to continue on the course we have charted. We remain committed to broadening shareholder communications, and working with the analyst community to ensure that our new investors receive timely and accurate information about our performance.

"Despite the almost unprecedented strength in the economies of many of our Midwestern markets, we are faced with one of the most challenging climates for capital that we have ever experienced. As a result, it is imperative that we keep the investment community fully informed on the operations and strategies of IRET to ensure that our investors remain committed to our company."



Kelly A. Walters
Vice President - Capital Markets & New Business Development

Creating Shareholder Value

37 Calendar Year Share Bid Price History[1]

Since the first distribution paid July 1, 1971, IRET has never delayed, omitted or reduced the quarterly distribution on our common shares. In each of the last 37 calendar years, the annual distribution has increased over the amount paid in the preceding year.


$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
1971
1977
1982
1987
1992
1997
2002
2007

(1) End of calendar year bid price per common share of beneficial interest of IRET.



Carson Haberman

With guidance from his grandfather, long-time shareholder, Dick Lokken (cover), twelve-year-old Carson Haberman was excited to be one of the earliest participants in IRET's Distribution Reinvestment and Share Purchase Plan (IRET Direct).

IRET Direct has offered Dick Lokken straightforward investment options with low investment minimums, making it easy for him to help his grandchildren get started investing and learn about investment basics.

Creating Shareholder Value

37 Calendar Year Distribution History[1]



$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
1971
1976
1981
1986
1991
1996
2001
2007

(1) Total calendar year distributions paid.

37 Calendar Year Total Return[1]



44%
34%
24%
14%
4%
-6%
1971
1976
1981
1986
1991
1996
2001
2007

(1) Distributions plus share price changes. (Calendar year distributions paid plus change in share bid price divided by previous end of year share bid price.)

Safeguarding Shareholder Value through Prudent Financial Management

A combination of strategies and business practices helped IRET maintain a stable financial position during periods of market volatility in fiscal year 2008. Fundamental to our stability is our portfolio of quality investment properties, diversified by property type and location, and our conservative financing strategy, which emphasizes long-term, fixed-rate debt. Of our total mortgage debt, less than 2% is variable rate debt, and we have carefully managed our debt maturity schedule.

Our balance sheet continues to be strong. We raised $66.4 million of common equity through an underwritten public offering during fiscal year 2008, and we also continue to raise capital through UPREIT contributions and our distribution reinvestment and share purchase plan. At the end of fiscal year 2008, our cash and marketable securities totaled $53.9 million, and our lines of credit, with $32.0 million of capacity, were undrawn. We believe we are well-prepared for the tight credit markets that exist today, and, despite these current challenging market conditions, we will continue to focus on creating long-term value for our shareholders.

"We believe we are well-prepared for the tight credit markets that exist today, and, despite these current challenging market conditions, we will continue to focus on creating long-term value for our shareholders."



Diane K. Bryantt
Senior Vice President & Chief Financial Officer



Gateway Corporate Center - Woodbury, MN

Price Range of IRET Common Shares of Beneficial Interest

	Fiscal 2008		Fiscal 2007		Fiscal 2006	
	High	Low	High	Low	High	Low
May 1 to July 31	10.86	9.40	9.50	8.85	10.24	9.04
August 1 to October 31	11.59	9.35	10.15	9.22	10.16	8.85
November 1 to January 31	10.55	8.84	10.68	9.65	9.79	9.20
February 1 to April 30	10.47	8.95	11.00	9.66	9.67	9.11

Calendar Year Tax Status of Distributions on Common Shares

	2007	2006	2005	2004	2003
Capital Gain	1.49%	1.22%	16.05%	0.00%	3.88%
Ordinary Income	51.69%	42.01%	41.48%	44.65%	58.45%
Return of Capital	46.82%	56.77%	42.47%	55.35%	37.67%



Paul Dennis

A cornerstone of asset selection is investing in what you know. Paul works for IRET as a Specialist in the Information Technology Department, and he also owns IRET shares. In Paul's words, "I definitely feel good about where the company is going. Investing in a company that I work for motivates me to be the best I can be at work, and that feels great." Paul has a personal stake in the company's growth and success and is a part of the growing group of young people who are interested in personal financial planning, investing, and saving for retirement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2008

Commission File Number 000-14851

Investors Real Estate Trust
(Exact name of Registrant as specified in its charter)

North Dakota	**45-0311232**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

12 Main Street South
Minot, North Dakota 58701
(Address of principal executive offices)

701-837-4738
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Shares of Beneficial Interest *(no par value)* - NASDAQ Global Select Market
Series A Cumulative Redeemable Preferred Shares of Beneficial Interest *(no par value)* -
NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

☐ Yes ☑ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer ☑ Accelerated filer
☐ Non-accelerated filer ☐ Smaller reporting Company

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

The aggregate market value of the Registrant's outstanding common shares of beneficial interest held by non-affiliates (i.e., by persons other than officers and trustees of the Registrant as reflected in the table in Item 12 of this Form 10-K, incorporated by reference from the Registrant's definitive Proxy Statement for its 2008 Annual Meeting of Shareholders) was $592,992,811 based on the last reported sale price on the NASDAQ Global Select Market on October 31, 2007.

The number of common shares of beneficial interest outstanding as of June 30, 2008, was 57,869,815.

References in this Annual Report on Form 10-K to the "Company," "IRET," "we," "us," or "our" include consolidated subsidiaries, unless the context indicates otherwise.

Documents Incorporated by Reference: Portions of IRET's definitive Proxy Statement for its 2008 Annual Meeting of Shareholders to be held on September 16, 2008 are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) hereof.

INVESTORS REAL ESTATE TRUST

INDEX

Special Note Regarding Forward Looking Statements

Certain statements included in this Annual Report on Form 10-K and the documents incorporated into this document by reference are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements include statements about our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as "believe," "expect," "intend," "project," "plan," "anticipate," "potential," "may," "will," "designed," "estimate," "should," "continue" and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include:

- the economic health of the markets in which we own and operate multi-family and commercial properties, in particular the states of Minnesota and North Dakota, or other markets in which we may invest in the future;
- the economic health of our commercial tenants;
- market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties;
- our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;
- the level and volatility of prevailing market interest rates and the pricing of our common shares of beneficial interest;
- financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all; and
- compliance with applicable laws, including those concerning the environment and access by persons with disabilities.

Readers should carefully review our financial statements and the notes thereto, as well as the section entitled "Risk Factors" in Item 1A of this Annual Report on Form 10-K and the other documents we file from time to time with the Securities and Exchange Commission ("SEC").

In light of these uncertainties, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements included in this Annual Report on Form 10-K should not be construed as exhaustive.

PART I

Item 1. Business

Overview

Investors Real Estate Trust is a self-advised equity Real Estate Investment Trust ("REIT") organized under the laws of North Dakota. Since our formation in 1970, our business has consisted of owning and operating income-producing real estate properties. We are structured as an Umbrella Partnership Real Estate Investment Trust or UPREIT and we conduct our day-to-day business operations though our operating partnership, IRET Properties, a North Dakota Limited Partnership ("IRET Properties" or the "Operating Partnership"). Our investments consist of multi-family residential properties and commercial office, medical, industrial and retail properties. These properties are located primarily in the upper Midwest states of Minnesota and North Dakota. For the twelve months ended April 30, 2008, our real estate investments in these two states accounted for 67.4% of our total gross revenue. Our principal executive offices are located in Minot, North Dakota. We also have offices in Minneapolis, Minnesota and Omaha, Nebraska, and property management offices in Kansas City, Kansas and St. Louis, Missouri.

We seek to diversify our investments among multi-family residential and office, medical, industrial and retail properties. As of April 30, 2008, our real estate portfolio consisted of:

- 72 multi-family residential properties, containing 9,500 apartment units and having a total real estate investment amount net of accumulated depreciation of $408.7 million;

- 65 office properties containing approximately 4.9 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $498.6 million;

- 48 medical properties (including senior housing) containing approximately 2.3 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $327.5 million;

- 17 industrial properties containing approximately 2.8 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $93.5 million; and

- 33 retail properties containing approximately 1.5 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $100.5 million.

Our residential leases are generally for a one-year term. Our commercial properties are typically leased to tenants under long-term lease arrangements. As of April 30, 2008, no single tenant accounted for more than 10% of our total rental revenues.

Structure

We were organized as a REIT under the laws of North Dakota on July 31, 1970.

Since our formation, we have operated as a REIT under Sections 856-858 of the Internal Revenue Code of 1986, as amended (the "Code"), and since February 1, 1997, we have been structured as an UPREIT. Since restructuring as an UPREIT, we have conducted all of our daily business operations through IRET Properties. IRET Properties is organized under the laws of North Dakota pursuant to an Agreement of Limited Partnership dated January 31, 1997. IRET Properties is principally engaged in acquiring, owning, operating and leasing multi-family residential and commercial real estate. The sole general partner of IRET Properties is IRET, Inc., a North Dakota corporation and our wholly-owned subsidiary. All of our assets (except for qualified REIT subsidiaries) and liabilities were contributed to IRET Properties, through IRET, Inc., in exchange for the sole general partnership interest in IRET Properties. As of April 30, 2008, IRET, Inc. owned a 73.1% interest in IRET Properties. The remaining ownership of IRET Properties is held by individual limited partners.

Investment Strategy and Policies

Our business objective is to increase shareholder value by employing a disciplined investment strategy. This strategy is focused on growing assets in desired geographical markets, achieving diversification by property type and location, and adhering to targeted returns in acquiring properties.

We generally use available cash or short-term floating rate debt to acquire real estate. We then replace such cash or short-term floating rate debt with fixed-rate secured debt, typically in an amount equal to 65.0% to 75.0% of a property's appraised value. In appropriate circumstances, we also may acquire one or more properties in exchange for our common shares of beneficial interest ("common shares") or for limited partnership units of IRET Properties ("limited partnership units" or "UPREIT Units"), which are convertible, after the expiration of a minimum holding period of one year, into cash or, at our sole discretion, into our common shares on a one-to-one basis.

Our investment strategy is to invest in multi-family residential properties, and in office, medical, industrial and retail commercial properties that are leased to single or multiple tenants, usually for five years or longer, and are located throughout the upper Midwest. We operate mainly within the states of North Dakota and Minnesota, although we also have real estate investments in South Dakota, Montana, Nebraska, Colorado, Idaho, Iowa, Kansas, Michigan, Missouri, Texas and Wisconsin.

In order to implement our investment strategy we have certain investment policies. Our significant investment policies are as follows:

Investments in the securities of, or interests in, entities primarily engaged in real estate activities and other securities. While we are permitted to invest in the securities of other entities engaged in the ownership and operation of real estate, as well as other securities, we currently have no plans to make any investments in other securities.

Any policy, as it relates to investments in other securities, may be changed by a majority of the members of our Board of Trustees at any time without notice to or a vote of our shareholders.

Investments in real estate or interests in real estate. We currently own multi-family residential properties and/or commercial properties in 13 states. We may invest in real estate, or interests in real estate, located anywhere in the United States; however, we currently plan to focus our investments in those states in which we already have property, with specific concentration in Minnesota, North Dakota, Nebraska, Iowa, Colorado, Montana, South Dakota, and Kansas. Similarly, we may invest in any type of real estate or interest in real estate including, but not limited to, office buildings, apartment buildings, shopping centers, industrial and commercial properties, special purpose buildings and undeveloped acreage. Under our Third Restated Trustees' Regulations (Bylaws), however, we may not invest more than 10.0% of our total assets in unimproved real estate, excluding property being developed or property where development will be commenced within one year.

It is not our policy to acquire assets primarily for capital gain through sale in the short term. Rather, it is our policy to acquire assets with an intention to hold such assets for at least a 10-year period. During the holding period, it is our policy to seek current income and capital appreciation through an increase in value of our real estate portfolio, as well as increased revenue as a result of higher rents.

Any policy, as it relates to investments in real estate or interests in real estate may be changed by our Board of Trustees at any time without notice to or a vote of our shareholders.

Investments in real estate mortgages. While not our primary business focus, from time to time we make loans to others that are secured by mortgages, liens or deeds of trust covering real estate. We have no restrictions on the type of property that may be used as collateral for a mortgage loan; provided, however, that except for loans insured or guaranteed by a government or a governmental agency, we may not invest in or make a mortgage loan unless an appraisal is obtained concerning the value of the underlying property. Unless otherwise approved by our Board of Trustees, it is our policy that we will not invest in mortgage loans on any one property if in the aggregate the total indebtedness on the property, including our mortgage, exceeds 85.0% of the property's appraised value. We can invest in junior mortgages without notice to, or the approval of, our shareholders. As of April 30, 2007 and 2008, we had no junior mortgages outstanding. We had one contract for deed outstanding as of April 30, 2007, with a balance of approximately $399,000, net of reserves, due to us. We had two contracts for deed outstanding as of April 30, 2008, with a combined balance of approximately $541,000, net of reserves, due to us.

Our policies relating to mortgage loans, including second mortgages, may be changed by our Board of Trustees at any time, or from time to time, without notice to, or a vote of, our shareholders.

Policies With Respect to Certain of Our Activities

Our current policies as they pertain to certain of our activities are described as follows:

Cash distributions to shareholders and holders of limited partnership units. One of the requirements of the Internal Revenue Code of 1986, as amended, for a REIT is that it distribute 90% of its net taxable income, excluding net capital gains, to its shareholders. There is a separate requirement to distribute net capital gains or pay a corporate level tax in lieu thereof. We intend to continue our policy of making cash distributions to our common shareholders and the holders of limited partnership units of approximately 65.0% to 90.0% of our funds from operations and to use the remaining funds for capital improvements or the purchase of additional properties. This policy may be changed at any time by our Board of Trustees without notice to, or approval of, our shareholders. We have increased our cash distributions every year since our inception 38 years ago and every quarter since 1988.

Issuing senior securities. On April 26, 2004, we issued 1,150,000 shares of 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (the "Series A preferred shares"). Depending on future interest rate and market conditions, we may issue additional preferred shares or other senior securities which would have dividend and liquidation preference over our common shares.

Borrowing money. We rely on borrowed funds in pursuing our investment objectives and goals. It is generally our policy to seek to borrow up to 65.0% to 75.0% of the appraised value of all new real estate acquired or developed. This policy concerning borrowed funds is vested solely with our Board of Trustees and can be changed by our Board of Trustees at any time, or from time to time, without notice to, or a vote of, our shareholders. Such policy is subject, however, to the limitation in our Bylaws, which provides that unless approved by a majority of the independent members of our Board of Trustees and disclosed to our shareholders in our next quarterly report along with justification for such excess, we may not borrow in excess of 300.0% of our total Net Assets (as such term is used in our Bylaws, which usage is not in accordance with GAAP, "Net Assets" means our total assets at cost before deducting depreciation or other non-cash reserves, less total liabilities). Our Bylaws do not impose any limitation on the amount that we may borrow against any one particular property. As of April 30, 2008, our ratio of total real estate mortgages to total real estate assets was 73.1% while our ratio of total indebtedness as compared to our Net Assets (computed in accordance with our Bylaws) was 143.8%.

Offering securities in exchange for property. Our organizational structure allows us to issue shares and to offer limited partnership units of IRET Properties in exchange for real estate. The limited partnership units are convertible into cash, or, at our option, common shares on a one-for-one basis after a minimum one-year holding period. All limited partnership units receive the same cash distributions as those paid on common shares. Limited partners are not entitled to vote on any matters affecting us until they convert their limited partnership units to common shares.

Our Articles of Amendment and Third Restated Declaration of Trust does not contain any restrictions on our ability to offer limited partnership units of IRET Properties in exchange for property. As a result, any decision to do so is vested solely in our Board of Trustees. This policy may be changed at any time, or from time to time, without notice to, or a vote of, our shareholders. For the three most recent fiscal years ended April 30, we have issued the following limited partnership units of IRET Properties in exchange for properties:

	(in thousands)		
	2008	**2007**	**2006**
Limited partnership units issued	2,309	6,705	1,072
Value at issuance	$ 22,931	$ 62,427	$ 10,964

Acquiring or repurchasing shares. As a REIT, it is our intention to invest only in real estate assets. Our Articles of Amendment and Third Restated Declaration of Trust does not prohibit the acquisition or repurchase of our common or preferred shares or other securities so long as such activity does not prohibit us from operating as a REIT under the Code. Any policy regarding the acquisition or repurchase of shares or other securities is vested solely in our Board of Trustees and may be changed at any time, or from time to time, without notice to, or a vote of, our shareholders.

During fiscal year 2008, we did not repurchase any of our outstanding common shares, preferred shares or limited partnership units, except for the redemption of a nominal amount of fractional common shares held by shareholders, upon request.

To make loans to other persons. Our organizational structure allows us to make loans to other persons, subject to certain conditions and subject to our election to be taxed as a REIT. All loans must be secured by real property or limited partnership units of IRET Properties. Our mortgage loans receivables (including contracts for deed), net of reserves, totaled approximately $541,000 as of April 30, 2008, and $399,000 as of April 30, 2007.

To invest in the securities of other issuers for the purpose of exercising control. We have not, for the past three years, engaged in, and we are not currently engaging in, investment in the securities of other issuers for the purpose of exercising control. Our Articles of Amendment and Third Restated Declaration of Trust does not impose any limitation on our ability to invest in the securities of other issuers for the purpose of exercising control. Any decision to do so is vested solely in our Board of Trustees and may be changed at any time, or from time to time, without notice to, or a vote of, our shareholders.

To provide summary reports to our shareholders. We also have a policy of mailing summary quarterly reports to our shareholders in January, April, July, and October of each year. The quarterly reports do not contain financial statements audited by an independent registered public accounting firm. This policy of providing a summary quarterly report to our shareholders is not required by our organizational documents and may be changed by a majority of our Board of Trustees at any time without notice to or a vote of our shareholders.

Information about Segments

We currently operate in five reportable real estate segments: multi-family residential, office, medical (including senior housing), industrial and retail. For further information on these segments and other related information, see Note 11 of our consolidated financial statements, and Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Annual Report on Form 10-K.

Our Executive Officers

Set forth below are the names, ages, titles and biographies of each of our executive officers as of July 1, 2008.

Name	Age	Title
Thomas A. Wentz, Sr.	72	President and Chief Executive Officer
Timothy P. Mihalick	49	Senior Vice President and Chief Operating Officer
Thomas A. Wentz, Jr.	42	Senior Vice President
Diane K. Bryantt	44	Senior Vice President and Chief Financial Officer
Michael A. Bosh	37	Secretary and General Counsel
Kelly A. Walters	47	Vice President

Thomas A. Wentz, Sr. is a graduate of Harvard College and Harvard Law School, and has been associated with us since our formation on July 31, 1970. Mr. Wentz was a member of our Board of Trustees from 1970 to 1998, Secretary from 1970 to 1987, Vice President from 1987 to July 2000, and has been President and Chief Executive Officer since July 2000. Previously, from 1985 to 1991, Mr. Wentz was a Vice President of our former advisor, Odell-Wentz & Associates, L.L.C., and, until August 1, 1998, was a partner in the law firm of Pringle & Herigstad, P.C.

Timothy P. Mihalick joined us as a financial officer in May 1981, after graduating from Minot State University. He has served in various capacities with us over the years and was named Vice President in 1992. Mr. Mihalick has served as the Chief Operating Officer since 1997, as a Senior Vice President since 2002, and as a member of our Board of Trustees since 1999.

Thomas A. Wentz, Jr. is a graduate of Harvard College and the University of North Dakota School of Law, and joined us as General Counsel and Vice President in January 2000. He has served as a Senior Vice President of Asset Management and Finance since 2002 and as a member of our Board of Trustees since 1996. Prior to 2000, Mr. Wentz was a shareholder in the law firm of Pringle & Herigstad, P.C. from 1992 to 1999. Mr. Wentz is a member of the American Bar Association and the North Dakota Bar Association, and he is a Director of SRT Communications, Inc. Mr. Wentz is the son of Thomas A. Wentz, Sr.

Diane K. Bryantt is a graduate of Minot State University, joined us in June 1996, and served as our Controller and Corporate Secretary before being appointed to the positions of Senior Vice President and Chief Financial Officer in 2002. Prior to joining us, Ms. Bryantt was employed by First American Bank, Minot, North Dakota.

Michael A. Bosh joined us as Associate General Counsel and Secretary in September 2002, and was named General Counsel in September 2003. Prior to 2002, Mr. Bosh was a shareholder in the law firm of Pringle & Herigstad, P.C. Mr. Bosh graduated from Jamestown College in 1992 and from Washington & Lee University School of Law in 1995. Mr. Bosh is a member of the American Bar Association and the North Dakota Bar Association.

Kelly A. Walters joined IRET in October of 2006 as Vice President of Capital Markets and New Business Development. Prior to joining IRET, Mr. Walters spent ten years as Senior Vice President of Magnum Resources, Inc., a privately held real estate investment and operating firm, based in Omaha, NE, and from 1993 through 1996, he was a senior portfolio manager with Brown Brothers Harriman & Co. in Chicago, IL. Prior to 1993, Mr. Walters spent five years as the Investment Manager at Peter Kiewit and Sons, Inc. in Omaha, NE. Mr. Walters earned his undergraduate degree in finance at the University of Nebraska at Omaha, and received his MBA from the University of Nebraska.

Employees

As of April 30, 2008, we had 69 employees.

Environmental Matters and Government Regulation

Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred in connection with any contamination. In addition, some environmental laws create a lien on a contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. These laws often impose liability without regard to whether the current owner was responsible for, or even knew of, the presence of such substances. It is generally our policy to obtain from independent environmental consultants a "Phase I" environmental audit (which involves visual inspection but not soil or groundwater analysis) on all properties that we seek to acquire. We do not believe that any of our properties are subject to any material environmental contamination. However, no assurances can be given that:

- a prior owner, operator or occupant of the properties we own or the properties we intend to acquire did not create a material environmental condition not known to us, which might have been revealed by more in-depth study of the properties; and

- future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in the imposition of environmental liability upon us.

In addition to laws and regulations relating to the protection of the environment, many other laws and governmental regulations are applicable to our properties, and changes in the laws and regulations, or in their interpretation by agencies and the courts, occur frequently. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. In addition, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990, to be accessible to the handicapped. Non-compliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants. We believe that those of our properties to which the ADA and/or FHAA apply are substantially in compliance with present ADA and FHAA requirements.

Competition

Investing in and operating real estate is a very competitive business. We compete with other owners and developers of multi-family and commercial properties to attract tenants to our properties. Ownership of competing properties is diversified among other REITs, financial institutions, individuals and public and private companies who are actively engaged in this business. Our multi-family properties compete directly with other rental apartments, as well as with condominiums and single-family homes that are available for rent or purchase in the areas in which our properties are located. Our commercial properties compete with other commercial properties for tenants. Additionally, we compete with other real estate investors, including other REITs, pension and investment funds, partnerships and investment companies, to acquire properties. This competition affects our ability to acquire properties we want to add to our portfolio and the price we pay in acquisitions. We do not believe we have a dominant position in any of the geographic markets in which we operate, but some of our competitors are dominant in selected markets. Many of our competitors have greater financial and management resources than we have. We believe, however, that the geographic diversity of our investments, the experience and abilities of our management, the quality of our assets and the financial strength of many of our commercial tenants affords us some competitive advantages that have in the past and will in the future allow us to operate our business successfully despite the competitive nature of our business.

Corporate Governance

The Company's Board of Trustees has adopted various policies and initiatives to strengthen the Company's corporate governance and increase the transparency of financial reporting. Each of the committees of the Company's Board of Trustees operates under written charters, and the Company's independent trustees meet regularly in executive sessions at which only the independent trustees are present. The Board of Trustees has also adopted a Code of Conduct applicable to trustees, officers and employees, and a Code of Ethics for Senior Financial Officers, and has established processes for shareholder communications with the Board of Trustees.

Additionally, the Company's Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by Company employees of concerns regarding accounting or auditing matters. The Audit Committee also maintains a policy requiring Audit Committee approval of all audit and non-audit services provided to the Company by the Company's independent registered public accounting firm.

The Company will disclose any amendment to its Code of Ethics for Senior Financial officers on its website. In the event the Company waives compliance by any of its trustees or officers subject to the Code of Ethics or Code of Conduct, the Company will disclose such waiver in a Form 8-K filed within four business days.

Website and Available Information

Our internet address is www.iret.com. We make available, free of charge, through the "SEC filings" tab under the Investor Relations section of our internet website, our Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such forms are filed with or furnished to the SEC. Current copies of our Code of Conduct, Code of Ethics for Senior Financial Officers, and Charters for the Audit, Compensation, Executive and Nominating Committees of our Board of Trustees are also available on our website under the heading "Corporate Governance" in the Investor Relations section of our website. Copies of these documents are also available to shareholders upon request addressed to the Secretary at Investors Real Estate Trust, P.O. Box 1988, Minot, North Dakota 58701. Information on our internet website does not constitute part of this Annual Report on Form 10-K.

Item 1A. Risk Factors

Risks Related to Our Properties and Business

Our performance and share value are subject to risks associated with the real estate industry. Our results of operations and financial condition, the value of our real estate assets, and the value of an investment in us are subject to the risks normally associated with the ownership and operation of real estate properties. These risks include, but are not limited to, the following factors which, among others, may adversely affect the income generated by our properties:

- downturns in national, regional and local economic conditions (particularly increases in unemployment);
- competition from other commercial and multi-family residential properties;
- local real estate market conditions, such as oversupply or reduction in demand for commercial and multi-family residential space;
- changes in interest rates and availability of attractive financing;

- declines in the economic health and financial condition of our tenants and our ability to collect rents from our tenants;
- vacancies, changes in market rental rates and the need periodically to repair, renovate and re-lease space;
- increased operating costs, including real estate taxes, state and local taxes, insurance expense, utilities, and security costs;
- significant expenditures associated with each investment, such as debt service payments, real estate taxes and insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from a property;
- weather conditions, civil disturbances, natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; and
- decreases in the underlying value of our real estate.

Our property acquisition activities subject us to various risks which could adversely affect our operating results. We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including large portfolios that could increase our size and result in alterations to our capital structure. Our acquisition activities and their success are subject to numerous risks, including, but not limited to:

- even if we enter into an acquisition agreement for a property, it is subject to customary closing conditions, including completion of due diligence investigations, and we may be unable to complete that acquisition after making a non-refundable deposit and incurring other acquisition-related costs;
- we may be unable to obtain financing for acquisitions on favorable terms or at all;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be greater than our estimates; and
- we may be unable quickly and efficiently to integrate new acquisitions into our existing operations.

These risks could have an adverse effect on our results of operations and financial condition and the amount of cash available for payment of distributions.

Acquired properties may subject us to unknown liabilities which could adversely affect our operating results. We may acquire properties subject to liabilities and without any recourse, or with only limited recourse against prior owners or other third parties, with respect to unknown liabilities. As a result, if liability were asserted against us based upon ownership of these properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our results of operations and cash flows. Unknown liabilities with respect to acquired properties might include liabilities for clean-up of undisclosed environmental contamination; claims by tenants, vendors or other persons against the former owners of the properties; liabilities incurred in the ordinary course of business; and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Our geographic concentration in Minnesota and North Dakota may result in losses due to our significant exposure to the effects of economic and real estate conditions in those markets. For the fiscal year ended April 30, 2008, we received approximately 67.4% of our gross revenue from properties in Minnesota and North Dakota. As a result of this concentration, we are subject to substantially greater risk than if our investments were more geographically dispersed. Specifically, we are more significantly exposed to the effects of economic and real estate conditions in those particular markets, such as building by competitors, local vacancy and rental rates and general levels of employment and economic activity. To the extent that weak economic or real estate conditions affect Minnesota and/or North Dakota more severely than other areas of the country, our financial performance could be negatively impacted.

If we are not able to renew leases or enter into new leases on favorable terms or at all as our existing leases expire, our revenue, operating results and cash flows will be reduced. We may be unable to renew leases with our existing tenants or enter into new leases with new tenants due to economic and other factors as our existing leases expire or are terminated prior to the expiration of their current terms. As a result, we could lose a significant source of revenue while remaining responsible for the payment of our obligations. In addition, even if we were able to renew existing leases or enter into new leases in a timely manner, the terms of those leases may be less favorable to us than the terms of expiring leases, because the rental rates of the renewal or new leases may be significantly lower than those of the expiring leases, or tenant installation costs, including the cost of required renovations or concessions to tenants, may be significant. If we are unable to enter into lease renewals or new leases on favorable terms or in a timely manner for all or a substantial portion of space that is subject to expiring leases, our revenue, operating results and cash flows will be adversely affected. As a result, our ability to make distributions to the holders of our shares of beneficial interest may be adversely affected. As of April 30, 2008, approximately 879,000 square feet, or 7.6% of our total commercial property square footage, was vacant. Approximately 747 of our 9,500 apartment units, or 7.9%, were vacant. As of April 30, 2008, leases covering approximately 8.3% of our total commercial segments net rentable square footage will expire in fiscal year 2009, 12.7% in fiscal year 2010, 21.0% in fiscal year 2011, 12.8% in fiscal year 2012, and 9.6% in fiscal year 2013.

We face potential adverse effects from commercial tenant bankruptcies or insolvencies. The bankruptcy or insolvency of our commercial tenants may adversely affect the income produced by our properties. If a tenant defaults, we may experience delays and incur substantial costs in enforcing our rights as landlord. If a tenant files for bankruptcy, we cannot evict the tenant solely because of such bankruptcy. A court, however, may authorize the tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and it is unlikely that a bankrupt tenant would pay in full amounts it owes us under a lease. This shortfall could adversely affect our cash flow and results of operations. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. Under some circumstances, we may agree to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is less than the agreed rental amount. Additionally, without regard to the manner in which a lease termination occurs, we are likely to incur additional costs in the form of tenant improvements and leasing commissions in our efforts to lease the space to a new tenant, as well as possibly lower rental rates reflective of declines in market rents.

Because real estate investments are generally illiquid, and various factors limit our ability to dispose of assets, we may not be able to sell properties when appropriate. Real estate investments are relatively illiquid and, therefore, we have limited ability to vary our portfolio quickly in response to changes in economic or other conditions. In addition, the prohibitions under the federal income tax laws on REITs holding property for sale and related regulations may affect our ability to sell properties. Our ability to dispose of assets may also be limited by constraints on our ability to utilize disposition proceeds to make acquisitions on financially attractive terms, and the requirement that we take additional impairment charges on certain assets. More specifically, we are required to distribute or pay tax on all capital gains generated from the sale of assets, and, in addition, a significant number of our properties were acquired using limited partnership units of IRET Properties, our operating partnership, and are subject to certain agreements which restrict our ability to sell such properties in transactions that would create current taxable income to the former owners. As a result, we are motivated to structure the sale of these assets as tax-free exchanges. To accomplish this we must identify attractive re-investment opportunities. Recently, while capital market conditions have been favorable for dispositions, investment yields on acquisitions have been less attractive due to the abundant capital inflows into the real estate sector. These considerations impact our decisions on whether or not to dispose of certain of our assets.

Inability to manage our rapid growth effectively may adversely affect our operating results. We have experienced significant growth in recent years, increasing our total assets from approximately $1.2 billion at April 30, 2006, to $1.6 billion at April 30, 2008, principally through the acquisition of additional real estate properties. Subject to our continued ability to raise equity capital and issue limited partnership units of IRET Properties and identify suitable investment properties, we intend to continue our acquisition of real estate properties. Effective management of this level of growth presents challenges, including:

- the need to expand our management team and staff;
- the need to enhance internal operating systems and controls;
- increased reliance on outside advisors and property managers; and

- the ability to consistently achieve targeted returns on individual properties.

We may not be able to maintain similar rates of growth in the future, or manage our growth effectively. Our failure to do so may have a material adverse effect on our financial condition and results of operations and ability to make distributions to the holders of our shares of beneficial interest.

Competition may negatively impact our earnings. We compete with many kinds of institutions, including other REITs, private partnerships, individuals, pension funds and banks, for tenants and investment opportunities. Many of these institutions are active in the markets in which we invest and have greater financial and other resources that may be used to compete against us. With respect to tenants, this competition may affect our ability to lease our properties, the price at which we are able to lease our properties and the cost of required renovations or tenant improvements. With respect to acquisition and development investment opportunities, this competition may cause us to pay higher prices for new properties than we otherwise would have paid, or may prevent us from purchasing a desired property at all.

An inability to make accretive property acquisitions may adversely affect our ability to increase our operating income. From our fiscal year ended April 30, 2006, to our fiscal year ended April 30, 2008, our operating income increased from $9.9 million to $12.3 million. The acquisition of additional real estate properties is critical to our ability to increase our operating income. If we are unable to continue to make real estate acquisitions on terms that meet our financial and strategic objectives, whether due to market conditions, a changed competitive environment or unavailability of capital, our ability to increase our operating income may be materially and adversely affected.

High leverage on our overall portfolio may result in losses. As of April 30, 2008, our ratio of total indebtedness to total Net Assets (as that term is used in our Bylaws, which usage is not in accordance with GAAP, "Net Assets" means our total assets at cost before deducting depreciation or other non-cash reserves, less total liabilities) was approximately 143.8%. As of April 30, 2007 and 2006, our percentage of total indebtedness to total Net Assets was approximately 149.6% and 138.0%, respectively. Under our Bylaws we may increase our total indebtedness up to 300.0% of our Net Assets, or by an additional approximately $1.2 billion. There is no limitation on the increase that may be permitted if approved by a majority of the independent members of our board of trustees and disclosed to the holders of our shares of beneficial interest in the next quarterly report, along with justification for any excess.

This amount of leverage may expose us to cash flow problems if rental income decreases. Under those circumstances, in order to pay our debt obligations we might be required to sell properties at a loss or be unable to make distributions to the holders of our shares of beneficial interest. A failure to pay amounts due may result in a default on our obligations and the loss of the property through foreclosure. Additionally, our degree of leverage could adversely affect our ability to obtain additional financing and may have an adverse effect on the market price of our common shares.

Our inability to renew, repay or refinance our debt may result in losses. We incur a significant amount of debt in the ordinary course of our business and in connection with acquisitions of real properties. In addition, because we are unable to retain earnings as a result of the REIT distribution requirements, we will generally be required to refinance debt that matures with additional debt or equity. We are subject to the normal risks associated with debt financing, including the risk that:

- our cash flow will be insufficient to meet required payments of principal and interest;
- we will not be able to renew, refinance or repay our indebtedness when due; and
- the terms of any renewal or refinancing will be less favorable than the terms of our current indebtedness.

These risks increase when the credit markets are tight, as they are now; in general, when the credit markets are constrained, we may encounter resistance from lenders when we seek financing or refinancing for properties or proposed acquisitions, and the terms of such financing or refinancing are likely to be less favorable to us than the terms of our current indebtedness.

We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to need to refinance at least a portion of our outstanding debt as it matures. We cannot guarantee that any refinancing of debt with other debt will be possible on terms that are favorable or acceptable to us. If we cannot refinance, extend or pay principal payments due at maturity with the proceeds of other capital transactions, such as new equity capital, our cash flows may not be sufficient in all years to repay debt as it matures. Additionally, if we are unable to refinance our indebtedness on acceptable terms, or at all, we may be forced to dispose of one or more of our properties on disadvantageous terms, which may result in losses to us. These losses could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of our revenues and asset value. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Internal Revenue Code.

The cost of our indebtedness may increase. Portions of our fixed-rate indebtedness incurred for past property acquisitions come due on a periodic basis. Rising interest rates could limit our ability to refinance this existing debt when it matures, and would increase our interest costs, which could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, we have incurred, and we expect to continue to incur, indebtedness that bears interest at a variable rate. As of April 30, 2008, $11.7 million, or approximately 1.1%, of the principal amount of our total mortgage indebtedness was subject to variable interest rate agreements. If short-term interest rates rise, our debt service payments on adjustable rate debt would increase, which would lower our net income and could decrease our distributions to the holders of our shares of beneficial interest.

We depend on distributions and other payments from our subsidiaries that they may be prohibited from making to us, which could impair our ability to make distributions to holders of our shares of beneficial interest. Substantially all of our assets are held through IRET Properties, our operating partnership, and other of our subsidiaries. As a result, we depend on distributions and other payments from our subsidiaries in order to satisfy our financial obligations and make distributions to the holders of our shares of beneficial interest. The ability of our subsidiaries to make such distributions and other payments depends on their earnings, and may be subject to statutory or contractual limitations. As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization effectively will be subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to our claims.

Our current or future insurance may not protect us against possible losses. We carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to our properties at levels that we believe to be adequate and comparable to coverage customarily obtained by owners of similar properties. However, the coverage limits of our current or future policies may be insufficient to cover the full cost of repair or replacement of all potential losses. Moreover, this level of coverage may not continue to be available in the future or, if available, may be available only at unacceptable cost or with unacceptable terms. Additionally, there may be certain extraordinary losses, such as those resulting from civil unrest, terrorism or environmental contamination, that are not generally, or fully, insured against because they are either uninsurable or not economically insurable. For example, we do not currently carry insurance against losses as a result of environmental contamination. Should an uninsured or underinsured loss occur to a property, we could be required to use our own funds for restoration or lose all or part of our investment in, and anticipated revenues from, the property. In any event, we would continue to be obligated on any mortgage indebtedness on the property. Any loss could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, in most cases we have to renew our insurance policies on an annual basis and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. Any material increase in insurance rates or decrease in available coverage in the future could adversely affect our business and financial condition and results of operations, which could cause a decline in the market value of our securities.

We have significant investments in medical properties and adverse trends in healthcare provider operations may negatively affect our lease revenues from these properties. We have acquired a significant number of specialty medical properties (including senior housing) and may acquire more in the future. As of April 30, 2008, our real estate portfolio consisted of 48 medical properties, with a total real estate investment amount, net of accumulated depreciation, of $327.5 million, or approximately 22.9% of the total real estate investment amount, net of accumulated depreciation, of our entire real estate portfolio. The healthcare industry is currently experiencing changes in the demand for, and methods of delivery of, healthcare services; changes in third-party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by federal and state authorities. Sources of revenue for our medical property tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. These factors may adversely affect the economic performance of some or all of our medical services tenants and, in turn, our lease revenues. In addition, if we or our tenants terminate the leases for these properties, or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues and/or additional capital expenditures occurring as a result could hinder our ability to make distributions to the holders of our shares of beneficial interest.

Adverse changes in applicable laws may affect our potential liabilities relating to our properties and operations. Increases in real estate taxes and income, service and transfer taxes cannot always be passed through to all tenants in the form of higher rents. As a result, any increase may adversely affect our cash available for distribution, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Similarly, changes in laws that increase the potential liability for environmental conditions existing on properties, that increase the restrictions on discharges or other conditions or that affect development, construction and safety requirements may result in significant unanticipated expenditures that could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multi-family residential properties may reduce rental revenues or increase operating costs.

Complying with laws benefiting disabled persons or other safety regulations and requirements may affect our costs and investment strategies. Federal, state and local laws and regulations designed to improve disabled persons' access to and use of buildings, including the Americans with Disabilities Act of 1990, may require modifications to, or restrict renovations of, existing buildings. Additionally, these laws and regulations may require that structural features be added to buildings under construction. Legislation or regulations that may be adopted in the future may impose further burdens or restrictions on us with respect to improved access to, and use of these buildings by, disabled persons. Noncompliance could result in the imposition of fines by government authorities or the award of damages to private litigants. The costs of complying with these laws and regulations may be substantial, and limits or restrictions on construction, or the completion of required renovations, may limit the implementation of our investment strategy or reduce overall returns on our investments. This could have an adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Our properties are also subject to various other federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. Additionally, in the event that existing requirements change, compliance with future requirements may require significant unanticipated expenditures that may adversely affect our cash flow and results of operations.

We may be responsible for potential liabilities under environmental laws. Under various federal, state and local laws, ordinances and regulations, we, as a current or previous owner or operator of real estate may be liable for the costs of removal of, or remediation of, hazardous or toxic substances in, on, around or under that property. These laws may impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. The presence of these substances, or the failure to properly remediate any property containing these substances, may adversely affect our ability to sell or rent the affected property or to borrow funds using the property as collateral. In arranging for the disposal or treatment of hazardous or toxic substances, we may also be liable for the costs of removal of, or remediation of, these substances at that disposal or treatment facility, whether or not we own or operate the facility. In connection with our current or former ownership (direct or indirect), operation, management, development and/or control of real properties, we may be potentially liable for removal or remediation costs with respect to hazardous or toxic substances at those properties, as well as certain other costs, including governmental fines and claims for injuries to persons and property. A finding of liability for an environmental condition as to any one or more properties could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt.

Environmental laws also govern the presence, maintenance and removal of asbestos, and require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos; notify and train those who may come into contact with asbestos; and undertake special precautions if asbestos would be disturbed during renovation or demolition of a building. Indoor air quality issues may also necessitate special investigation and remediation. These air quality issues can result from inadequate ventilation, chemical contaminants from indoor or outdoor sources, or biological contaminants such as molds, pollen, viruses and bacteria. Such asbestos or air quality remediation programs could be costly, necessitate the temporary relocation of some or all of the property's tenants or require rehabilitation of an affected property.

It is generally our policy to obtain a Phase I environmental study on each property that we seek to acquire. A Phase I environmental study generally includes a visual inspection of the property and the surrounding areas, an examination of current and historical uses of the property and the surrounding areas and a review of relevant state and federal documents, but does not involve invasive techniques such as soil and ground water sampling. If the Phase I indicates any possible environmental problems, our policy is to order a Phase II study, which involves testing the soil and ground water for actual hazardous substances. However, Phase I and Phase II environmental studies, or any other environmental studies undertaken with respect to any of our current or future properties, may not reveal the full extent of potential environmental liabilities. We currently do not carry insurance for environmental liabilities.

We may be unable to retain or attract qualified management. We are dependent upon our senior officers for essentially all aspects of our business operations. Our senior officers have experience in the specialized business segments in which we operate, and the loss of them would likely have a material adverse effect on our operations, and could adversely impact our relationships with lenders, industry personnel and potential tenants. We do not have employment contracts with any of our senior officers. As a result, any senior officer may terminate his or her relationship with us at any time, without providing advance notice. If we fail to manage effectively a transition to new personnel, or if we fail to attract and retain qualified and experienced personnel on acceptable terms, our business and prospects could be harmed. The location of our company headquarters in Minot, North Dakota, may make it more difficult and expensive to attract, relocate and retain current and future officers and employees.

Failure to comply with changing regulation of corporate governance and public disclosure could have a material adverse effect on our business, operating results and stock price, and continuing compliance will result in additional expenses. The Sarbanes-Oxley Act of 2002, as well as new rules and standards subsequently implemented by the Securities and Exchange Commission and NASDAQ, have required changes in some of our corporate governance and accounting practices, and are creating uncertainty for us and many other public companies, due to varying interpretations of the rules and their evolving application in practice. We expect these laws, rules and regulations to increase our legal and financial compliance costs, and to subject us to additional risks. In particular, if we fail to maintain the adequacy of our internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, as such standards may be modified, supplemented or amended from time to time, a material misstatement could go undetected, and we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain an effective internal control environment could have a material adverse effect on our business, operating results, and stock price. Additionally, our efforts to comply with Section 404 of the Sarbanes-Oxley Act and the related regulations have required, and we believe will continue to require, the commitment of significant financial and managerial resources.

Risks Related to Our Structure and Organization

We may incur tax liabilities as a consequence of failing to qualify as a REIT. Although our management believes that we are organized and have operated and are operating in such a manner to qualify as a "real estate investment trust," as that term is defined under the Internal Revenue Code, we may not in fact have operated, or may not be able to continue to operate, in a manner to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. Even a technical or inadvertent mistake could endanger our REIT status. The determination that we qualify as a REIT requires an ongoing analysis of various factual matters and circumstances, some of which may not be within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must come from qualifying sources that are itemized in the REIT tax laws, and we are prohibited from owning specified amounts of debt or equity securities of some issuers. Thus, to the extent revenues from non-qualifying sources, such as income from third-party management services, represent more than five percent of our gross income in any taxable year, we will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions contained in the Internal Revenue Code apply. Even if relief provisions apply, however, a tax would be imposed with respect to excess net income. We are also required to make distributions to the holders of our shares of beneficial interest of at least 90% of our REIT taxable income, excluding net capital gains. The fact that we hold substantially all of our assets (except for qualified REIT subsidiaries) through IRET Properties, our operating partnership, and its subsidiaries, and our ongoing reliance on factual determinations, such as determinations related to the valuation of our assets, further complicates the application of the REIT requirements for us. Additionally, if IRET Properties, our operating partnership, or one or more of our subsidiaries is determined to be taxable as a corporation, we may fail to qualify as a REIT. Either our failure to qualify as a REIT, for any reason, or the imposition of taxes on excess net income from non-qualifying sources, could have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. Furthermore, new legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our qualification.

If we failed to qualify as a REIT, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates, which would likely have a material adverse effect on us, our ability to make distributions to the holders of our shares of beneficial interest and our ability to pay amounts due on our debt. In addition, we could be subject to increased state and local taxes, and, unless entitled to relief under applicable statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. This treatment would reduce funds available for investment or distributions to the holders of our shares of beneficial interest because of the additional tax liability to us for the year or years involved. In addition, we would no longer be able to deduct, and would not be required to make, distributions to holders of our common shares. To the extent that distributions to the holders of our shares of beneficial interest had been made in anticipation of qualifying as a REIT, we might be required to borrow funds or to liquidate certain investments to pay the applicable tax.

Failure of our operating partnership to qualify as a partnership would have a material adverse effect on us. We believe that IRET Properties, our operating partnership, qualifies as a partnership for federal income tax purposes. No assurance can be given, however, that the Internal Revenue Service will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the Internal Revenue Service were to be successful in treating IRET Properties as an entity that is taxable as a corporation, we would cease to qualify as a REIT because the value of our ownership interest in IRET Properties would exceed 5% of our assets, and because we would be considered to hold more than 10% of the voting securities of another corporation. Also, the imposition of a corporate tax on IRET Properties would reduce significantly the amount of cash available for distribution by it.

Certain provisions of our Articles of Amendment and Third Restated Declaration of Trust may limit a change in control and deter a takeover. In order to maintain our qualification as a REIT, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market, (recently renamed the NASDAQ Global Market), or other similar exchange, that would result in our disqualification as a REIT under Section 856 of the Internal Revenue Code, including any transaction that would result in (i) a person owning in excess of the ownership limit of 9.8%, in number or value, of our outstanding shares of beneficial interest, (ii) less than 100 people owning our shares of beneficial interest, (iii) our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, or (iv) 50% or more of the fair market value of our shares of beneficial interest being held by persons other than "United States persons," as defined in Section 7701(a)(30) of the Internal Revenue Code, will be void ab initio. If the transaction is not void ab initio, then the shares of beneficial interest in excess of the ownership limit, that would cause us to be closely held, that would result in 50% or more of the fair market value of our shares of beneficial interest to be held by persons other than United States persons or that otherwise would result in our disqualification as a REIT, will automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our board of trustees. These limitations may have the effect of preventing a change in control or takeover of us by a third party, even if the change in control or takeover would be in the best interests of the holders of our shares of beneficial interest.

In order to maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions. In order to maintain our REIT status, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings. To qualify as a REIT, we generally must distribute to our shareholders at least 90% of our net taxable income each year, excluding net capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income for that year, and any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from our operating partnership. However, we may need short-term debt or long-term debt or proceeds from asset sales or sales of common shares to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. The inability of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status.

Our board of trustees may make changes to our major policies without approval of the holders of our shares of beneficial interest. Our operating and financial policies, including policies relating to development and acquisition of real estate, financing, growth, operations, indebtedness, capitalization and distributions, are exclusively determined by our board of trustees. Our board of trustees may amend or revoke those policies, and other policies, without advance notice to, or the approval of, the holders of our shares of beneficial interest. Accordingly, our shareholders do not control these policies, and policy changes could adversely affect our financial condition and results of operations.

Risks Related to the Purchase of our Shares of Beneficial Interest

Our future growth depends, in part, on our ability to raise additional equity capital, which will have the effect of diluting the interests of the holders of our common shares. Our future growth depends upon, among other things, our ability to raise equity capital and issue limited partnership units of IRET Properties. The issuance of additional common shares, and of limited partnership units for which we subsequently issue common shares upon the redemption of the limited partnership units, will dilute the interests of the current holders of our common shares. Additionally, sales of substantial amounts of our common shares or preferred shares in the public market, or issuances of our common shares upon redemption of limited partnership units in our operating partnership, or the perception that such sales or issuances might occur, could adversely affect the market price of our common shares.

We may issue additional classes or series of our shares of beneficial interest with rights and preferences that are superior to the rights and preferences of our common shares. Without the approval of the holders of our common shares, our board of trustees may establish additional classes or series of our shares of beneficial interest, and such classes or series may have dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights and preferences that are superior to the rights of the holders of our common shares.

Payment of distributions on our shares of beneficial interest is not guaranteed. Our board of trustees must approve our payment of distributions and may elect at any time, or from time to time, and for an indefinite duration, to reduce the distributions payable on our shares of beneficial interest or to not pay distributions on our shares of beneficial interest. Our board of trustees may reduce distributions for a variety of reasons, including, but not limited to, the following:

- operating and financial results below expectations that cannot support the current distribution payment;
- unanticipated costs or cash requirements; or
- a conclusion that the payment of distributions would cause us to breach the terms of certain agreements or contracts, such as financial ratio covenants in our debt financing documents.

Our distributions are not eligible for the lower tax rate on dividends except in limited situations. The tax rate applicable to qualifying corporate dividends received by certain non-corporate shareholders prior to 2010 has been reduced to a maximum rate of 15%. This special tax rate is generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself had been taxed. As a result, distributions (other than capital gain distributions) paid by us to certain non-corporate shareholders will generally be subject to the tax rates that are otherwise applicable to ordinary income which, currently, are as high as 35%. This law change may make an investment in our common shares comparatively less attractive relative to an investment in the shares of other entities which pay dividends but are not formed as REITs.

Changes in market conditions could adversely affect the price of our shares of beneficial interest. As is the case with any publicly-traded securities, certain factors outside of our control could influence the value of our common shares,

Series A preferred shares and any other classes or series of preferred shares of beneficial interest to be issued in the future. These conditions include, but are not limited to:

- market perception of REITs in general;
- market perception of REITs relative to other investment opportunities;
- market perception of our financial condition, performance, distributions and growth potential;
- prevailing interest rates;
- general economic and business conditions;
- government action or regulation, including changes in the tax laws; and
- relatively low trading volumes in securities of REITS.

Higher market interest rates may adversely affect the market price of our common shares, and low trading volume on the NASDAQ Global Select Market may prevent the timely resale of our common shares. One of the factors that investors may consider important in deciding whether to buy or sell shares of a REIT is the distribution with respect to such REIT's shares as a percentage of the price of those shares, relative to market interest rates. If market interest rates rise, prospective purchasers of REIT shares may expect a higher distribution rate in order to maintain their investment. Higher market interest rates would likely increase our borrowing costs and might decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common shares to decline. In addition, although our common shares of beneficial interest are listed on the NASDAQ Global Select Market, the daily trading volume of our shares may be lower than the trading volume for other companies. The average daily trading volume for the period of May 1, 2007, through April 30, 2008, was 194,469 shares and the average monthly trading volume for the period of May 1, 2007 through April 30, 2008 was 4,100,054 shares. As a result of this trading volume, an owner of our common shares may encounter difficulty in selling our shares in a timely manner and may incur a substantial loss.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

IRET is organized as a REIT under Section 856-858 of the Code, and is in the business of owning, leasing, developing and acquiring real estate properties. These real estate investments are managed by our own employees and by third-party professional real estate management companies on our behalf.

Certain financial information from fiscal 2007 and 2006 was adjusted to reflect the effects of discontinued operations. See the Property Dispositions section in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and the discussion in Note 12 to our Consolidated Financial Statements.

Total Real Estate Rental Revenue

As of April 30, 2008, our real estate portfolio consisted of 72 multi-family residential properties and 163 commercial properties, consisting of office, medical, industrial and retail properties, comprising 28.6%, 34.9%, 22.9%, 6.6%, and 7.0%, respectively, of our total real estate portfolio, based on the dollar amount of our original investment plus capital improvements, net of accumulated depreciation, through April 30, 2008. Gross annual rental revenue and percentages of total annual real estate rental revenue by property type for each of the three most recent fiscal years ended April 30, are as follows:

Fiscal Year Ended April 30, (in thousands)	Multi-Family Residential Gross Revenue	%	Commercial Office Gross Revenue	%	Commercial Medical Gross Revenue	%	Commercial Industrial Gross Revenue	%	Commercial Retail Gross Revenue	%	Total Revenue
2008	$ 72,827	32.9%	$ 84,042	38.0%	$ 38,412	17.4%	$ 11,691	5.3%	$ 14,198	6.4%	$ 221,170
2007	$ 66,972	34.0%	$ 73,603	37.2%	$ 34,783	17.6%	$ 8,091	4.1%	$ 14,089	7.1%	$ 197,538
2006	$ 61,669	36.3%	$ 57,483	33.8%	$ 31,670	18.6%	$ 6,372	3.7%	$ 12,977	7.6%	$ 170,171

Economic Occupancy Rates

Economic occupancy levels on a stabilized property and all-property basis are shown below for each property type in each of the three most recent fiscal years ended April 30. Economic occupancy represents actual rental revenues recognized for the period indicated as a percentage of scheduled rental revenues for the period. Percentage rents, tenant concessions, straightline adjustments and expense reimbursements are not considered in computing either actual revenues or scheduled rent revenues. Scheduled rent revenue is determined by valuing occupied units or square footage at contract rates and vacant units or square footage at market rates. Stabilized properties are those properties owned for the entirety of both periods being compared. While results presented on a stabilized property basis are not determined in accordance with GAAP, management believes that measuring performance on a stabilized property basis is useful to investors and to management because it enables evaluation of how the Company's properties are performing year over year. In the case of multi-family residential properties, lease arrangements with individual tenants vary from month-to-month to one-year leases. Leases on commercial properties generally vary from month-to-month to 20 years.

Segments	Stabilized Properties			All Properties		
	Fiscal Year Ended April 30,			Fiscal Year Ended April 30,		
	2008	2007	2006	2008	2007	2006
Multi - Family Residential	93.3%	93.2%	91.7%	92.7%	93.2%	91.6%
Commercial - Office	91.0%	90.8%	92.6%	92.1%	91.9%	92.6%
Commercial - Medical	95.5%	96.7%	96.8%	95.3%	96.7%	96.1%
Commercial - Industrial	96.2%	94.8%	94.8%	87.2%	95.1%	87.2%
Commercial - Retail	87.1%	89.3%	89.3%	89.2%	89.6%	89.2%

Certain Lending Requirements

In certain instances, in connection with the acquisition of investment properties, the lender financing such properties may require, as a condition of the loan, that the properties be owned by a "single asset entity." Accordingly, we have organized a number of wholly-owned subsidiary corporations, and IRET Properties has organized several limited partnerships, for the purpose of holding title in an entity that complies with such lending conditions. All financial statements of these subsidiaries are consolidated into our financial statements.

Management and Leasing of Our Real Estate Assets

We conduct our operations from offices in Minot, North Dakota; Minneapolis, Minnesota and Omaha, Nebraska. We also have property management offices in St. Louis, Missouri; Jamestown, North Dakota and Kansas City, Kansas. The day-to-day management of our commercial properties is carried out by our own employees and by third-party property management companies. The management and leasing of our multi-family residential properties are handled by locally-based, third-party management companies.

In markets where the amount of rentable square footage we own does not justify self-management, when properties acquired have effective pre-existing property management in place, or when for other reasons particular properties are in our judgment not attractive candidates for self-management, we utilize third-party professional management companies for day-to-day management. However, all decisions relating to purchase, sale, insurance coverage, capital improvements, approval of commercial leases, annual operating budgets and major renovations are made exclusively by our employees and implemented by the third-party management companies. As of April 30, 2008, we have under internal management 90 commercial properties. Our remaining 73 commercial properties are managed by third parties. We plan to continue evaluating our portfolio to identify other commercial properties that may be candidates for management by our own employees.

As of April 30, 2008, we had property management contracts and/or leasing agreements with the following companies:

Residential Management

- Builder's Management & Investment Co., Inc.
- ConAm Management Corporation
- Investors Management & Marketing, Inc.
- Illies Nohava Heinen Property Management, Inc.
- Kahler Property Management
- Paramark Corp.

Commercial Management and Leasing

- A & L Management Services, LLC
- AJB, Inc. dba Points West Realty Management
- Bayport Properties US, Inc.
- BTO Development Corporation
- CB Richard Ellis, Inc.
- Colliers Turley Martin Tucker Company
- Dakota Commercial and Development Co.
- Davis Real Estate Services Group
- Duemelands Commercial LLLP
- Frauenshuh Companies
- Ferguson Property Management Services, L.C.
- Illies Nohava Heinen Property Management, Inc.
- Inland Companies, Inc.
- Mega Corporation, dba CB Richard Ellis/Mega
- Nath Management, Inc.
- Northco Real Estate Services, LLC
- NorthMarq Real Estate Brokerage LLC
- Northstar Partners, LLC
- Pacific Realty Commercial LLC
- Paramount Real Estate Corporation
- Red Brokerage LLC
- Results Unlimited, Inc.
- Sansone Group/DDR LLC
- Thornton Oliver Keller, Commercial, LLC
- United Properties, LLC
- Vector Property Services, LLC
- Welsh Companies, LLC
- Winbury Realty of K.C.

Generally, our management contracts provide for compensation ranging from 2.5% to 5.0% of gross rent collections and, typically, we may terminate these contracts in 60 days or less or upon the property manager's failure to meet certain specified financial performance goals.

With respect to multi-tenant commercial properties, we rely almost exclusively on third-party brokers to locate potential tenants. As compensation, brokers may receive a commission that is generally calculated as a percentage of the net rent to be paid over the term of the lease. We believe that the broker commissions paid by us conform to market and industry standards, and accordingly are commercially reasonable.

Summary of Real Estate Investment Portfolio

As of April 30, *(in thousands)*	2008	%	2007	%	2006	%
Real estate investments						
Property owned	$ 1,648,259		$ 1,489,287		$ 1,269,423	
Less accumulated depreciation	(219,379)		(180,544)		(148,607)	
	$ 1,428,880	98.1%	$ 1,308,743	99.4%	$ 1,120,816	99.5%
Development in progress	22,856	1.6%	3,498	0.3%	2,122	0.2%
Unimproved land	3,901	0.3%	3,894	0.3%	3,053	0.3%
Mortgage loans receivable	541	0.0%	399	0.0%	409	0.0%
Total real estate investments	$ 1,456,178	100.0%	$ 1,316,534	100.0%	$ 1,126,400	100.0%

Summary of Individual Properties Owned as of April 30, 2008

The following table presents information regarding our 235 properties owned as of April 30, 2008. We own the following interests in real estate either through our wholly-owned subsidiaries or by ownership of a controlling interest in an entity owning the real estate. We account for these interests on a consolidated basis. Occupancy rates given are the average economic occupancy rates for the fiscal year ended April 30, 2008:

** = Real estate not owned in fee; all or a portion is leased under a ground or air rights lease.*

***=Single-family house*

Property Name and Location	Units	(in thousands) Investment (initial cost plus improvements)	Fiscal 2008 Economic Occupancy
MULTI-FAMILY RESIDENTIAL			
17 S Main Apartments - Minot, ND	4	$ 222	100.0%
408 1st Street SE - Minot, ND	**	49	100.0%
Applewood On The Green - Omaha, NE	234	12,929	78.9%
Arbors Apts - S Sioux City, NE	192	7,419	92.8%
Boulder Court - Eagan, MN	115	7,574	90.2%
Brookfield Village Apartments - Topeka, KS	160	7,900	95.6%
Candlelight Apartments - Fargo, ND	66	1,836	97.4%
Canyon Lake Apartments - Rapid City, SD	109	4,468	86.1%
Castle Rock - Billings, MT	165	6,706	90.9%
Chateau Apartments - Minot, ND	64	3,216	100.0%
Colonial Villa - Burnsville, MN	240	15,798	89.2%
Colton Heights Properties - Minot, ND	18	1,059	99.5%
Cottonwood Community - Bismarck, ND	268	20,366	77.7%
Country Meadows Community - Billings, MT	134	8,921	96.4%
Crestview Apartments - Bismarck, ND	152	5,241	99.3%
Crown Colony Apartments - Topeka, KS	220	11,658	93.1%
Dakota Hill At Valley Ranch - Irving, TX	504	39,489	91.9%
East Park Apartments - Sioux Falls, SD	84	2,944	92.7%
Forest Park Estates - Grand Forks, ND	270	9,695	91.6%
Greenfield Apartments - Omaha,NE	96	4,817	93.2%
Heritage Manor - Rochester, MN	182	8,464	98.3%
Indian Hills Apartments - Sioux City, IA	120	5,061	74.1%
Jenner Properties - Grand Forks, ND	90	2,368	98.5%
Kirkwood Manor - Bismarck, ND	108	4,310	98.1%
Lancaster Place - St. Cloud, MN	84	3,817	90.7%
Legacy Community - Grand Forks, ND	358	27,467	94.0%
Magic City Apartments - Minot, ND	200	5,676	99.1%
Meadows Community - Jamestown, ND	81	6,063	100.0%
Miramont Apartments - Fort Collins, CO	210	15,387	98.8%
Monticello Apartments - Monticello, MN	60	4,489	94.3%
Neighborhood Apartments - Colorado Springs, CO	192	13,416	94.4%
North Pointe - Bismarck, ND	49	2,507	100.0%
Oakmont Apartments - Sioux Falls, SD	80	5,386	94.1%
Oakwood - Sioux Falls, SD	160	6,538	90.8%
Olympic Village - Billings, MT	274	12,957	96.7%
Olympik Village Apartments - Rochester, MN	140	7,627	97.0%
Oxbow - Sioux Falls, SD	120	5,579	94.1%
Park Meadows Community - Waite Park, MN	360	14,134	84.2%
Pebble Springs - Bismarck, ND	16	826	100.0%
Pinecone Apartments - Fort Collins, CO	195	14,307	90.8%

Property Name and Location	Units	(in thousands) Investment (initial cost plus improvements)	Fiscal 2008 Economic Occupancy
MULTI-FAMILY RESIDENTIAL - *continued*			
Pinehurst Apartments - Billings, MT	21	$ 822	100.0%
Pointe West - Rapid City, SD	90	4,811	94.7%
Prairie Winds Apartments - Sioux Falls, SD	48	2,270	81.2%
Prairiewood Meadows - Fargo, ND	85	3,568	88.8%
Quarry Ridge Apartments - Rochester, MN	154	14,752	91.9%
Ridge Oaks - Sioux City, IA	132	5,270	95.7%
Rimrock Apartments - Billings, MT	78	4,200	97.1%
Rocky Meadows - Billings, MT	98	7,040	98.5%
Rum River Apartments - Isanti, MN	72	5,668	93.4%
SCSH Campus Heights Apartments - St. Cloud, MN	49	747	75.9%
SCSH Campus Plaza Apartments - St. Cloud, MN	24	368	91.0%
SCSH Campus Knoll I Apartments - St. Cloud, MN	71	1,796	93.3%
SCSH University Park Place Apartments - St. Cloud, MN	35	539	87.4%
SCSH Cornerstone Apartments - St. Cloud, MN	24	367	72.9%
SCSH Campus Center Apartments - St. Cloud, MN	90	2,655	98.9%
SCSH Campus Side Apartments - St. Cloud, MN	48	726	91.7%
SCSH Campus View Apartments - St. Cloud, MN	48	727	97.8%
Sherwood Apartments - Topeka, KS	300	17,430	98.5%
Southbrook & Mariposa - Topeka, KS	54	5,680	97.3%
South Pointe - Minot, ND	195	11,714	99.6%
Southview Apartments - Minot, ND	24	902	99.6%
Southwind Apartments - Grand Forks, ND	164	7,017	83.3%
Sunset Trail - Rochester, MN	146	14,937	94.8%
Sweetwater Properties - Grafton, ND	42	901	75.6%
Sycamore Village Apartments - Sioux Falls, SD	48	1,723	87.6%
Terrace On The Green - Moorhead, MN	116	3,152	93.3%
Thomasbrook Apartments - Lincoln, NE	264	11,553	75.2%
Valley Park Manor - Grand Forks, ND	168	6,038	94.3%
Village Green - Rochester, MN	36	2,770	97.2%
West Stonehill - Waite Park, MN	313	14,352	87.4%
Westwood Park - Bismarck, ND	64	2,772	98.4%
Winchester - Rochester, MN	115	7,176	90.2%
Woodridge Apartments - Rochester, MN	110	7,567	89.7%
TOTAL MULTI-FAMILY RESIDENTIAL	9,500	$ 510,697	92.7%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2008 Economic Occupancy
OFFICE BUILDINGS			
1st Avenue Building - Minot, ND	15,446	$ 694	82.5%
401 South Main - Minot, ND	8,443	643	0.0%
610 Business Center IV - Brooklyn Park, MN	78,560	8,583	0.0%
2030 Cliff Road - Eagan, MN	13,374	983	100.0%
7800 W Brown Deer Road - Milwaukee, WI	175,610	11,108	100.0%
American Corporate Center - Mendota Heights, MN	138,959	20,498	86.1%
Ameritrade - Omaha, NE	73,742	8,349	100.0%
Benton Business Park - Sauk Rapids, MN	30,464	1,527	94.9%
Bloomington Business Plaza - Bloomington, MN	121,064	8,041	52.2%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2008 Economic Occupancy
OFFICE BUILDINGS - *continued*			
Brenwood - Minnetonka, MN	176,789	$ 16,571	78.7%
Brook Valley I - La Vista, NE	30,000	2,045	68.3%
Burnsville Bluffs II - Burnsville, MN	45,158	3,247	73.8%
Cold Spring Center - St. Cloud, MN	77,634	9,066	90.6%
Corporate Center West - Omaha, NE	141,724	21,405	100.0%
Crosstown Centre - Eden Prairie, MN	185,000	17,933	100.0%
Dewey Hill Business Center - Edina, MN	73,338	5,341	29.4%
Farnam Executive Center - Omaha, NE	94,832	13,592	100.0%
Flagship - Eden Praire, MN	138,825	24,015	97.1%
Gateway Corporate Center, Woodbury, MN	59,827	9,489	100.0%
Golden Hills Office Center - Golden Valley, MN	190,758	23,858	95.9%
Great Plains - Fargo, ND	122,040	15,375	100.0%
Highlands Ranch - Highlands Ranch, CO	81,173	11,762	100.0%
Highlands Ranch I- Highlands Ranch, CO	71,430	10,629	100.0%
Interlachen Corporate Center - Edina, MN	105,084	16,726	94.9%
Intertech Building - Fenton, MO	64,607	6,099	90.9%
Mendota Office Center I - Mendota Heights, MN	59,852	7,219	81.2%
Mendota Office Center II - Mendota Heights, MN	88,398	12,136	67.2%
Mendota Office Center III - Mendota Heights, MN	60,776	6,806	93.6%
Mendota Office Center IV - Mendota Heights, MN	72,231	8,705	100.0%
Minnesota National Bank - Duluth, MN	17,108	1,745	100.0%
Miracle Hills One - Omaha, NE	83,448	12,470	86.1%
Nicollett VII - Burnsville, MN	118,125	7,444	79.1%
Northgate I - Maple Grove, MN	79,297	7,789	100.0%
Northgate II - Maple Grove, MN	26,000	2,445	100.0%
Northpark Corporate Center - Arden Hills, MN	146,087	17,485	84.8%
Pacific Hills - Omaha, NE	143,075	16,508	94.5%
Pillsbury Business Center - Bloomington, MN	42,220	1,904	45.8%
Plaza VII - Boise, ID	28,994	3,688	82.8%
Plymouth 5095 Nathan Lane - Plymouth, MN	20,528	1,897	100.0%
Plymouth I - Plymouth, MN	26,186	1,680	89.3%
Plymouth II - Plymouth, MN	26,186	1,643	100.0%
Plymouth III - Plymouth, MN	26,186	2,012	100.0%
Plymouth IV & V - Plymouth, MN	126,930	14,889	95.1%
Prairie Oak Business Center - Eden Prairie, MN	36,421	5,935	100.0%
Rapid City, SD - 900 Concourse Drive - Rapid City, SD	75,815	7,088	100.0%
Riverport - Maryland Heights, MO	122,567	20,873	100.0%
Southeast Tech Center - Eagan, MN	58,300	6,358	100.0%
Spring Valley IV - Omaha, NE	15,700	1,138	100.0%
Spring Valley V - Omaha, NE	24,171	1,364	49.1%
Spring Valley X - Omaha, NE	24,000	1,232	83.6%
Spring Valley XI - Omaha, NE	24,000	1,265	100.0%
Superior Office Building - Duluth, MN	20,000	2,539	100.0%
TCA Building - Eagan, MN	103,640	9,903	75.7%
Three Paramount Plaza - Bloomington, MN	75,526	8,202	86.1%
Thresher Square - Minneapolis, MN	117,144	12,105	71.9%
Timberlands - Leawood, KS	90,388	14,730	73.8%
UHC Office - International Falls, MN	30,000	2,505	100.0%
US Bank Financial Center - Bloomington, MN	153,947	16,752	96.2%
Viromed - Eden Prairie, MN	48,700	4,863	100.0%

Property Name and Location	Approximate Net Rentable Square Footage		(in thousands) Investment (initial cost plus improvements)	Fiscal 2008 Economic Occupancy
OFFICE BUILDINGS - *continued*				
Wells Fargo Center - St Cloud, MN	86,428	$	10,021	92.6%
West River Business Park - Waite Park, MN	24,075		1,476	82.0%
Westgate - Boise, ID	103,342		12,231	100.0%
Whitewater Plaza - Minnetonka, MN	62,383		5,645	46.7%
Wirth Corporate Center - Golden Valley, MN	74,568		9,001	96.8%
Woodlands Plaza IV - Maryland Heights, MO	61,820		5,442	83.9%
TOTAL OFFICE BUILDINGS	4,938,443	$	556,712	92.1%

Property Name and Location	Approximate Net Rentable Square Footage		(in thousands) Investment (initial cost plus improvements)	Fiscal 2008 Economic Occupancy
MEDICAL				
2800 Medical Building - Minneapolis, MN	54,490	$	8,203	82.9%
6517 Drew Avenue South - Edina, MN	12,140		1,515	100.0%
Abbott Northwest - Sartell, MN*	59,760		12,653	95.7%
Airport Medical - Bloomington, MN*	24,218		4,678	100.0%
Barry Pointe Office Park - Kansas City, MO	18,502		2,749	100.0%
Burnsville 303 Nicollet Medical (Ridgeview) - Burnsville, MN	53,466		8,609	100.0%
Burnsville 305 Nicollet Medical (Ridgeview South) - Burnsville, MN	36,199		5,825	100.0%
Denfeld Clinic - Duluth, MN	20,512		3,099	100.0%
Eagan 1440 Duckwood Medical - Eagan, MN	17,640		2,096	100.0%
Edgewood Vista - Belgrade, MT	5,192		814	100.0%
Edgewood Vista - Billings, MT	11,800		1,898	100.0%
Edgewood Vista - Bismarck, ND	74,112		9,740	100.0%
Edgewood Vista - Brainerd, MN	82,535		9,620	100.0%
Edgewood Vista - Columbus, NE	5,194		867	100.0%
Edgewood Vista - East Grand Forks, MN	18,488		1,673	100.0%
Edgewood Vista - Fargo, ND	168,801		21,842	100.0%
Edgewood Vista - Fremont, NE	6,042		588	100.0%
Edgewood Vista - Grand Island, NE	5,185		807	100.0%
Edgewood Vista - Hastings, NE	6,042		606	100.0%
Edgewood Vista - Hermantown I, MN	119,349		11,749	100.0%
Edgewood Vista - Hermantown II, MN	160,485		11,269	100.0%
Edgewood Vista - Kalispell, MT	5,895		624	100.0%
Edgewood Vista - Missoula, MT	10,150		999	100.0%
Edgewood Vista - Norfolk, NE	5,135		764	100.0%
Edgewood Vista - Omaha, NE	6,042		676	100.0%
Edgewood Vista - Sioux Falls, SD	11,800		1,316	100.0%
Edgewood Vista - Spearfish, SD	60,161		6,156	100.0%
Edgewood Vista - Virginia, MN	147,183		12,221	100.0%
Edina 6363 France Medical - Edina, MN*	70,934		12,675	97.3%
Edina 6405 France Medical - Edina, MN*	55,478		12,201	100.0%
Fox River Cottages - Grand Chute, WI	26,336		3,808	100.0%
Fresenius - Duluth, MN	9,052		1,572	100.0%
Garden View - St. Paul, MN*	43,404		7,588	100.0%
Gateway Clinic - Sandstone, MN*	12,444		1,765	100.0%
Health East St John & Woodwinds - Maplewood & Woodbury, MN	114,316		21,601	100.0%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2008 Economic Occupancy
MEDICAL - *continued*			
High Pointe Health Campus - Lake Elmo, MN	60,294	$ 12,127	94.1%
Mariner Clinic - Superior, WI*	28,928	3,788	100.0%
Minneapolis 701 25th Ave Medical (Riverside) - Minneapolis, MN*	57,212	7,873	100.0%
Nebraska Orthopaedic Hospital - Omaha, NE*	61,758	20,512	100.0%
Park Dental - Brooklyn Center, MN	9,998	2,952	100.0%
Pavilion I - Duluth, MN*	45,081	10,174	100.0%
Pavilion II - Duluth, MN	73,000	19,325	100.0%
Ritchie Medical Plaza - St Paul, MN	50,409	9,575	64.5%
St Michael Clinic - St Michael, MN	10,796	2,851	100.0%
Southdale FM - Edina, MN	67,409	13,999	96.8%
Southdale SMB - Edina, MN*	195,983	34,459	82.0%
Stevens Point - Stevens Point, WI	47,950	14,825	100.0%
Wells Clinic - Hibbing, MN	18,810	2,660	100.0%
TOTAL MEDICAL	2,266,110	$ 359,986	95.8%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2008 Economic Occupancy
INDUSTRIAL			
API Building - Duluth, MN	35,000	$ 1,723	100.0%
Bloomington 2000 W 94th Street - Bloomington, MN	100,850	6,229	100.0%
Bodycote Industrial Building - Eden Prairie, MN	41,880	2,152	100.0%
Cedar Lake Business Center - St. Louis Park, MN	50,400	3,705	100.0%
Dixon Avenue Industrial Park - Des Moines, IA	604,886	13,171	82.4%
Eagan 2785 & 2795 Hwy 55 - Eagan, MN	198,600	5,922	100.0%
Lexington Commerce Center - Eagan, MN	90,260	6,472	100.0%
Lighthouse - Duluth, MN	59,292	1,885	81.6%
Metal Improvement Company - New Brighton, MN	49,620	2,507	100.0%
Roseville 2929 Long Lake Road - Roseville, MN	172,057	10,541	100.0%
Stone Container - Fargo, ND	195,075	7,141	100.0%
Stone Container - Roseville, MN	229,072	8,250	100.0%
Urbandale 3900 106th Street - Urbandale, IA	528,353	13,810	100.0%
Waconia Industrial Building - Waconia, MN	29,440	2,004	100.0%
Wilson's Leather - Brooklyn Park, MN	353,049	13,805	100.0%
Winsted Industrial Building - Winsted, MN	41,685	1,007	100.0%
Woodbury 1865 Woodland - Woodbury, MN	69,600	3,736	100.0%
TOTAL INDUSTRIAL	2,849,119	$ 104,060	96.3%
RETAIL			
17 South Main - Minot, ND	2,454	$ 287	100.0%
Anoka Strip Center - Anoka, MN	10,625	733	56.8%
Burnsville 1 Strip Center - Burnsville, MN	8,526	1,029	100.0%
Burnsville 2 Strip Center - Burnsville, MN	8,400	804	86.5%
Champlin South Pond - Champlin, MN	26,259	3,635	85.1%
Chan West Village - Chanhassen, MN	137,572	21,375	98.1%
Dakota West Plaza - Minot, ND	16,921	605	78.3%
Duluth Denfeld Retail - Duluth, MN	37,547	4,986	96.7%
Duluth NAPA - Duluth, MN	15,582	1,933	100.0%
Eagan Community - Eagan, MN	23,187	2,710	89.7%

Property Name and Location	Approximate Net Rentable Square Footage	(in thousands) Investment (initial cost plus improvements)	Fiscal 2008 Economic Occupancy
RETAIL - *continued*			
East Grand Station - East Grand Forks, MN	16,103	$ 1,392	100.0%
Fargo Express Community - Fargo, ND	34,226	1,809	100.0%
Forest Lake Auto - Forest Lake, MN	6,836	501	100.0%
Forest Lake Westlake Center - Forest Lake, MN	100,570	8,187	100.0%
Grand Forks Carmike - Grand Forks, ND	28,528	2,546	100.0%
Grand Forks Medpark Mall - Grand Forks, ND	59,117	5,697	100.0%
Jamestown Buffalo Mall - Jamestown, ND	213,271	5,748	84.1%
Jamestown Business Center - Jamestown, ND	100,129	2,360	91.8%
Kalispell Retail Center - Kalispell, MT	52,000	3,470	100.0%
Kentwood Thomasville Furniture - Kentwood, MI	16,080	2,121	100.0%
Ladysmith Pamida - Ladysmith, WI	41,000	1,500	100.0%
Lakeville Strip Center - Lakeville, MN	9,488	1,971	100.0%
Livingston Pamida - Livingston, MT	41,200	1,800	100.0%
Minot Arrowhead SC - Minot, ND	77,912	7,787	96.9%
Minot Plaza - Minot, ND	10,843	595	100.0%
Monticello C Store - Monticello, MN	3,575	893	100.0%
Omaha Barnes & Noble - Omaha, NE	26,985	3,699	100.0%
Pine City C Store - Pine City, MN	4,800	442	100.0%
Pine City Evergreen Square - Pine City, MN	63,225	3,225	60.9%
Rochester Maplewood Square - Rochester, MN	118,398	11,987	57.7%
St. Cloud Westgate SC - St. Cloud, MN	104,928	6,841	58.7%
Weston Retail - Weston, WI	25,644	1,681	100.0%
Weston Walgreens - Weston, WI	14,820	2,455	100.0%
TOTAL RETAIL	1,456,751	$ 116,804	87.4%
SUBTOTAL	11,510,423	$ 1,648,259	

Property Name and Location		(in thousands) Investment (initial cost plus improvements)
UNIMPROVED LAND		
Eagan Unimproved Land - Eagan, MN		$ 422
Kalispell Unimproved Land - Kalispell, MT		1,424
Monticello Unimproved Land - Monticello, MN		96
Quarry Ridge Unimproved Land - Rochester, MN		942
River Falls Unimproved Land - River Falls, WI		205
Weston Unimproved Land - Weston, WI		812
TOTAL UNIMPROVED LAND		$ 3,901
DEVELOPMENT IN PROGRESS		
401 South Main - Minot, ND		$ 46
2828 Chicago Avenue - Minneapolis, MN		8,162
Minot Corporate Plaza - Minot, ND		9,189
Southdale 6545 Expansion - Edina, MN		5,459
DEVELOPMENT IN PROGRESS		$ 22,856
TOTAL UNITS – RESIDENTIAL SEGMENT	9,500	
TOTAL SQUARE FOOTAGE – COMMERCIAL SEGMENTS	11,510,423	
TOTAL INVESTMENTS		$1,675,016

Mortgages Payable

As of April 30, 2008, individual first mortgage loans on the above properties totaled $1.0 billion. Of the $1.1 billion of mortgage indebtedness on April 30, 2008, $11.7 million is represented by variable rate mortgages on which the future interest rate will vary based on changes in the interest rate index for each respective loan. The balance of fixed rate mortgages totaled $1.1 billion. Principal payments due on our mortgage indebtedness are as follows:

Year Ended April 30,	Mortgage Principal *(in thousands)*
2009	$ 44,318
2010	153,680
2011	103,094
2012	106,356
2013	51,689
Thereafter	604,721
Total	$ 1,063,858

Future Minimum Lease Receipts

The future minimum lease receipts to be received under leases for commercial properties in place as of April 30, 2008, assuming that no options to renew or buy out the leases are exercised, are as follows:

Year Ended April 30,	Lease Payments *(in thousands)*
2009	$ 108,758
2010	100,852
2011	85,976
2012	71,839
2013	59,844
Thereafter	303,769
Total	$ 731,038

Capital Expenditures

Each year we review the physical condition of each property we own. In order for our properties to remain competitive, attract new tenants, and retain existing tenants, we plan for a reasonable amount of capital improvements. For the year ended April 30, 2008, we spent approximately $25.8 million on capital improvements.

Contracts or Options to Purchase

We have granted options to purchase certain of our properties to tenants in these properties, under lease agreements with the tenant. In general, these options grant the tenant the right to purchase the property at the greater of such property's appraised value or an annual compounded increase of a specified percentage of the initial cost to us. As of April 30, 2008, our properties subject to purchase options, the cost, plus improvements, of each such property and its gross rental revenue are as follows:

Property	Investment Cost (in thousands)	Gross Rental Revenue 2008	2007	2006
Abbott Northwest-Sartell, MN	$ 12,653	$ 1,292	$ 1,252	$ 1,233
Edgewood Vista-Belgrade, MT	2,135	31	0	0
Edgewood Vista-Billings, MT	4,289	66	0	0
Edgewood Vista-Bismarck, ND	10,903	985	980	653
Edgewood Vista-Brainerd, MN	10,667	971	968	645
Edgewood Vista-Columbus, NE	1,481	21	0	0
Edgewood Vista East Grand Forks, MN	5,027	78	0	0
Edgewood Vista-Fargo, ND	26,322	310	0	0
Edgewood Vista-Fremont, NE	588	69	68	62
Edgewood Vista-Grand Island, NE	1,431	20	0	0
Edgewood Vista-Hastings, NE	606	69	68	63
Edgewood Vista-Hermantown I, MN	11,749	1,557	1,472	1,472
Edgewood Vista-Hermantown II, MN	22,209	1,127	1,124	749
Edgewood Vista-Kalispell, MT	624	72	72	62
Edgewood Vista-Missoula, MT	999	132	132	120
Edgewood Vista-Norfolk, NE	1,332	19	0	0
Edgewood Vista-Omaha, NE	676	77	76	70
Edgewood Vista-Sioux Falls, SD	3,380	52	0	0
Edgewood Vista-Spearfish, SD	6,792	612	608	406
Edgewood Vista-Virginia, MN	17,207	1,381	1,320	1,320
Fox River Cottage - Grand Chute, WI	3,956	387	260	0
Great Plains Software - Fargo, ND	15,375	1,876	1,876	1,876
Healtheast - Woodbury & Maplewood, MN	21,601	2,032	2,032	2,032
Minnesota National Bank - Duluth, MN	2,104	205	135	100
St. Michael Clinic - St. Michael, MN	2,851	229	35	0
Stevens Point - Stevens Point, WI	15,020	1,279	630	102
Total	$ 201,977	$ 14,949	$ 13,108	$ 10,965

Properties by State

The following table presents, as of April 30, 2008, the total real estate investment amount, net of accumulated depreciation, by state of each of the five major segments of properties owned by us - multi-family residential, office, medical, industrial and retail:

State	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total	% of Total
	(in thousands)						
Minnesota	$ 116,778	$ 314,948	$ 238,972	$ 63,142	$ 64,669	$ 798,509	55.9%
North Dakota	95,059	12,769	30,912	5,371	21,665	165,776	11.6%
Nebraska	31,561	74,968	22,498	0	2,731	131,758	9.2%
Colorado	31,280	21,101	0	0	0	52,381	3.7%
Kansas	35,418	14,161	0	0	0	49,579	3.5%
Montana	32,055	0	3,985	0	4,698	40,738	2.8%
South Dakota	25,381	5,766	7,086	0	0	38,233	2.7%
Wisconsin	0	9,541	21,375	0	5,130	36,046	2.5%
Texas	32,086	0	0	0	0	32,086	2.2%
All Other States*	9,115	45,363	2,692	25,027	1,577	83,774	5.9%
Total	$ 408,733	$ 498,617	$ 327,520	$ 93,540	$ 100,470	$ 1,428,880	100.0%

* Idaho, Iowa, Michigan and Missouri

Item 3. Legal Proceedings

In the ordinary course of our operations, we become involved in litigation. At this time, we know of no material pending or threatened legal proceedings, or other proceedings contemplated by governmental authorities, that would have a material impact upon us.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to our shareholders during the fourth quarter of the fiscal year ended April 30, 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Quarterly Share and Distribution Data

Our common shares of beneficial interest trade on the NASDAQ Global Select Market under the symbol IRET (formerly IRETS; we changed our symbol to IRET on July 1, 2008). On June 30, 2008, the last reported sales price per share of our common shares on the NASDAQ was $9.54. The following table sets forth the quarterly high and low closing sales prices per share of our common shares as reported on the NASDAQ Global Select Market, and the distributions per common share and limited partnership unit declared with respect to each period.

Quarter Ended	High	Low	Distributions Declared *(per share and unit)*
Fiscal Year 2008			
April 30, 2008	$ 10.47	$ 8.95	$ 0.1680
January 31, 2008	10.55	8.84	0.1675
October 31, 2007	11.59	9.35	0.1670
July 31, 2007	10.86	9.40	0.1665

Quarter Ended	High	Low	Distributions Declared *(per share and unit)*
Fiscal Year 2007			
April 30, 2007	$ 11.00	$ 9.66	$ 0.1660
January 31, 2007	10.68	9.65	0.1655
October 31, 2006	10.15	9.22	0.1650
July 31, 2006	9.50	8.85	0.1645

It is IRET's policy to pay quarterly distributions to our common shareholders and unitholders, at the discretion of our Board of Trustees, based on our funds from operations, financial condition and capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as our Board of Trustees deems relevant. Since July 1, 1971, IRET has paid quarterly cash distributions in the months of January, April, July and October.

Shareholders

As of June 30, 2008, the Company had 4,054 common shareholders of record, and 57,869,815 common shares of beneficial interest (plus 21,293,532 limited partnership units potentially convertible into 21,293,532 common shares) were outstanding.

Unregistered Sales of Shares

Sales of Unregistered Securities. During the fiscal years ended April 30, 2008, 2007 and 2006, respectively, we issued an aggregate of 389,670, and 219,587 and 342,242 unregistered common shares to holders of limited partnership units of IRET Properties upon redemption and conversion of an aggregate of 389,670, and 219,587 and 342,242 limited partnership units of IRET Properties on a one-for-one basis. All such issuances of our common shares were exempt from registration as private placements under Section 4(2) of the Securities Act, including Regulation D promulgated thereunder. We have registered the re-sale of such common shares under the Securities Act.

Issuer Purchases of Equity Securities. The Company did not repurchase any of its equity securities during fiscal year 2008, except for repurchases of nominal amounts of fractional shares, at shareholder request.

Comparative Stock Performance

The information contained in this Comparative Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Set forth below is a graph that compares, for the five fiscal years commencing May 1, 2003, and ending April 30, 2008, the cumulative total returns for the Company's common shares with the comparable cumulative total return of two indexes, the Standard & Poor's 500 Index ("S&P 500"), and the NAREIT Equity Index, which is an index prepared by the National Association of Real Estate Investment Trusts, which includes all tax-qualified equity REITs listed on the New York Stock Exchange, the American Stock Exchange and the NASDAQ Market.

The performance graph assumes that at the close of trading on April 30, 2003, the last trading day of fiscal year 2003, $100 was invested in the Company's common shares and in each of the indexes. The comparison assumes the reinvestment of all distributions. Cumulative total shareholder returns for the Company's common shares, the S&P 500 and the NAREIT Equity Index are based on the Company's fiscal year ending April 30.



$300
$250
$200
$150
$100
$50
$0
4/03
4/04
4/05
4/06
4/07
4/08
Investors Real Estate Trust
S&P 500
NAREIT Equity

	FY03	FY04	FY05	FY06	FY07	FY08
Investors Real Estate Trust	100.00	104.32	104.95	117.62	140.08	144.53
S&P 500	100.00	122.88	130.66	150.81	173.79	165.66
NAREIT Equity	100.00	124.84	168.06	212.73	269.03	235.36

Source: Research Data Group, Inc.

Item 6. Selected Financial Data

Set forth below is selected financial data on a historical basis for the Company for the five most recent fiscal years ended April 30. This information should be read in conjunction with the consolidated financial statements and notes appearing elsewhere in this Annual Report on Form 10-K.

	(in thousands, except per share data)				
	2008	2007	2006	2005	2004
Consolidated Income Statement Data					
Revenue	$ 221,170	$ 197,538	$ 170,171	$ 152,759	$ 130,283
Income before minority interest and discontinued operations and gain on sale of other investments	$ 15,021	$ 14,255	$ 11,119	$ 9,871	$ 10,136
Gain on sale of real estate, land, and other investments	$ 556	$ 4,602	$ 3,293	$ 8,605	$ 662
Minority interest portion of operating partnership income	$ (3,524)	$ (3,217)	$ (1,892)	$ (1,727)	$ (2,161)
Income from continuing operations	$ 11,675	$ 11,026	$ 8,766	$ 7,768	$ 7,376
Income from discontinued operations	$ 413	$ 3,084	$ 2,801	$ 7,308	$ 2,064
Net income	$ 12,088	$ 14,110	$ 11,567	$ 15,076	$ 9,440
Consolidated Balance Sheet Data					
Total real estate investments	$1,456,178	$1,316,534	$1,126,400	$1,067,345	$ 991,923
Total assets	$1,618,026	$1,435,389	$1,207,315	$1,151,158	$1,076,317
Mortgages payable	$1,063,858	$ 951,139	$ 765,890	$ 708,558	$ 633,124
Shareholders' equity	$ 345,006	$ 284,969	$ 289,560	$ 295,172	$ 278,629
Consolidated Per Common Share Data *(basic and diluted)*					
Income from continuing operations	$ .17	$ .18	$ .14	$ .13	$ .19
Income from discontinued operations	$ .01	$ .06	$ .06	$ .17	$ .05
Net income	$ .18	$ .24	$ .20	$ .30	$ .24
Distributions	$ .67	$ .66	$ .65	$ .65	$ .64

CALENDAR YEAR	2007	2006	2005	2004	2003
Tax status of distributions					
Capital gain	1.49%	1.22%	16.05%	0.00%	3.88%
Ordinary income	51.69%	42.01%	41.48%	44.65%	58.45%
Return of capital	46.82%	56.77%	42.47%	55.35%	37.67%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information is provided in connection with, and should be read in conjunction with, the consolidated financial statements included in this Annual Report on Form 10-K. We operate on a fiscal year ending on April 30. The following discussion and analysis is for the fiscal year ended April 30, 2008.

Overview

We are a self-advised equity real estate investment trust engaged in owning and operating income-producing real properties. Our investments include multi-family residential properties and commercial properties located primarily in the upper Midwest states of Minnesota and North Dakota. Our properties are diversified in property type and location. As of April 30, 2008, our real estate portfolio consisted of 72 multi-family residential properties containing 9,500 apartment units and having a total real estate investment amount net of accumulated depreciation of $408.7 million, and 163 commercial properties containing approximately 11.5 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $1.0 billion. Our commercial properties consist of:

- 65 office properties containing approximately 4.9 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $498.6 million;

- 48 medical properties (including senior housing) containing approximately 2.3 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $327.5 million;

- 17 industrial properties containing approximately 2.8 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $93.5 million; and
- 33 retail properties containing approximately 1.5 million square feet of leasable space and having a total real estate investment amount net of accumulated depreciation of $100.5 million.

Our primary source of income and cash is rents associated with multi-family residential and commercial leases. Our business objective is to increase shareholder value by employing a disciplined investment strategy. This strategy is focused on growing assets in desired geographical markets, achieving diversification by property type and location, and adhering to targeted returns in acquiring properties.

The uncertainty and volatility in the economy and credit markets during fiscal year 2008 restrained demand for commercial office, retail and industrial space throughout our portfolio. While we expect our medical and multi-family segments show increased demand, we currently see no growing demand for commercial office, retail or industrial space in IRET's markets. We expect continuing deterioration in the economy to increase credit stresses on our tenants through at least the first and second quarters of our current fiscal year (2009), which we expect will lead to moderate increases for us in past due accounts and vacancies.

Despite these market uncertainties, and a tightening in credit standards by lenders during the latter half of fiscal year 2008 in particular, IRET during fiscal year 2008 acquired eight senior housing facilities, seven medical office properties, four office/warehouse properties, three commercial office properties and one multi-family residential complex for purchase prices totaling $148.5 million, excluding transaction costs, and completed construction of an additional multi-family residential property for a cost of $6.2 million. During fiscal year 2008, the Company sold two properties and two buildings of an apartment community for an aggregate sale price of $1.4 million. Additionally, during fiscal year 2008 IRET completed a public offering of 6.9 million common shares for net proceeds of approximately $66.4 million.

Total revenues of IRET Properties, our operating partnership, increased by $23.7 million to $221.2 million in fiscal year 2008, compared to $197.5 million in fiscal year 2007. This increase was primarily attributable to the addition of new real estate properties. Operating income increased in fiscal year 2008, to $12.3 million from $11.6 million in fiscal year 2007. We estimate that rent concessions offered to tenants during the twelve months ended April 30, 2008 lowered our operating revenues by approximately $3.0 million, compared to $5.0 million for fiscal year 2007. Expenses increased during fiscal year 2008 as well, with real estate taxes, maintenance, utilities and property management expense all increasing from year-earlier levels. While some of this increase was due to existing real estate, the majority was due to the addition of new real estate properties to our portfolio.

On an all-property basis, economic occupancy levels in our total commercial property segments decreased slightly to 93.0% in fiscal year 2008 from 93.2% in fiscal year 2007. Economic occupancy rates in our commercial office segment increased; the economic occupancy rates in our commercial medical, industrial and retail segments decreased. Economic occupancy in our multi-family residential segment decreased to 92.7% in fiscal year 2008 on an all-property basis, from 93.2% in fiscal year 2007.

Additional information and more detailed discussions of our fiscal year 2008 operating results are found in the following sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements included in this Annual Report on Form 10-K.

Real Estate. Real estate is carried at cost, net of accumulated depreciation, less an adjustment for impairment, if any. Depreciation requires an estimate by management of the useful life of each property as well as an allocation of the costs associated with a property to its various components. As described further below, the process of allocating property costs to its components involves a considerable amount of subjective judgments to be made by Company management. If the Company does not allocate these costs appropriately or incorrectly estimates the useful lives of its real estate, depreciation expense may be misstated. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The Company uses a 20-40 year estimated life for buildings and improvements and a 5-12 year estimated life for furniture, fixtures and equipment. Maintenance and repairs are charged to operations as incurred. Renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to ten years.

Upon acquisitions of real estate, the Company assesses the fair value of acquired tangible assets (including land, buildings and personal property), which is determined by valuing the property as if it were vacant, and considers whether there were significant intangible assets acquired (for example, above-and below-market leases, the value of acquired in-place leases, and tenant relationships, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141) and acquired liabilities, and allocates the purchase price based on these assessments. The as-if-vacant value is allocated to land, buildings, and personal property based on management's determination of the relative fair value of these assets. The estimated fair value of the property is the amount that would be recoverable upon the disposition of the property. Techniques used to estimate fair value include discounted cash flow analysis and reference to recent sales of comparable properties. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. Land value is assigned based on the purchase price if land is acquired separately, or based on estimated market value if acquired in a merger or in a portfolio acquisition.

Above-market and below-market in-place lease values for acquired properties are estimated based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company performs this analysis on a lease-by-lease basis. The capitalized above-market or below-market intangible is amortized to rental income over the remaining non-cancelable terms of the respective leases.

Other intangible assets acquired include amounts for in-place lease values that are based upon the Company's evaluation of the specific characteristics of the leases. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods, considering current market conditions, and costs to execute similar leases. The Company also considers information about each property obtained during its pre-acquisition due diligence and marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

Property sales or dispositions are recorded when title transfers and sufficient consideration is received by the Company and the Company has no significant continuing involvement with the property sold. The Company's properties are reviewed for impairment if events or circumstances change indicating that the carrying amount of the assets may not be recoverable. This review requires management to exercise judgment, including making estimates about the future performance of the properties being reviewed. If the Company incorrectly estimates the values at acquisition or the undiscounted cash flows, initial allocations of purchase price and future impairment charges may be different. The impact of the Company's estimates in connection with acquisitions and future impairment analysis could be material to the Company's financial statements.

Allowance for Doubtful Accounts. The Company periodically evaluates the collectibility of amounts due from tenants and maintains an allowance for doubtful accounts (approximately $261,000 as of April 30, 2008) for estimated losses resulting from the inability of tenants to make required payments under their respective lease agreements. The Company also maintains an allowance for receivables arising from the straight-lining of rents (approximately $992,000 as of April 30, 2008) and from mortgage loans (approximately $11,000 as of April 30, 2008). The straight-lining of rents receivable arises from earnings recognized in excess of amounts currently due under lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. If estimates differ from actual results this would impact reported results.

Revenue Recognition - The Company has the following revenue sources and revenue recognition policies:

- *Base Rents* - income arising from tenant leases. These rents are recognized over the non-cancelable term of the related leases on a straight-line basis, which includes the effects of rent increases and abated rent under the leases. Certain leases provide for tenant occupancy during periods for which no rent is due or where minimum rent payments increase during the term of the lease. Rental revenue is recorded for the full term of each lease on a straight-line basis. Accordingly, the Company records a receivable from tenants for rents that it expects to collect over the remaining lease term as deferred rents receivable. When the Company acquires a property, the term of the existing leases is considered to commence as of the acquisition date for the purposes of this calculation. Revenue recognition is considered to be critical because the evaluation of the reliability of such deferred rents receivable involves management's assumptions relating to such tenant's viability.

- *Percentage Rents* - income arising from retail tenant leases which are contingent upon the sales of the tenant exceeding a defined threshold. These rents are recognized in accordance with SEC Staff Accounting Bulletin 104: Revenue Recognition, which states that this income is to be recognized only after the contingency has been removed (i.e., sales thresholds have been achieved).
- *Expense Reimbursement Income* – revenue arising from tenant leases, which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the respective property. This revenue is accrued in the same periods as the expenses are incurred.

Income Taxes. The Company operates in a manner intended to enable it to continue to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a distribution to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders. The Company intends to distribute to its shareholders 100% of its taxable income. Therefore, no provision for Federal income taxes is required. If the Company fails to distribute the required amount of income to its shareholders, it would fail to qualify as a REIT and substantial adverse tax consequences may result.

The Company's taxable income is affected by a number of factors, including, but not limited to, the following: that the Company's tenants perform their obligations under their leases with the Company; that the Company's tax and accounting positions do not change; and that the number of issued and outstanding shares of the Company's common stock remain relatively unchanged. These factors, which impact the Company's taxable income, are subject to change, and many are outside the control of the Company. If actual results vary, the Company's taxable income may change.

Recent Accounting Pronouncements

For disclosure regarding recent accounting pronouncements and the anticipated impact they will have on our operations, please refer to Note 2 to our Consolidated Financial Statements.

RESULTS OF OPERATIONS

Revenues

Total revenues for fiscal year 2008 were $221.2 million, compared to $197.5 million in fiscal year 2007 and $170.2 million in fiscal year 2006. Revenues during fiscal year 2008 were $23.7 million greater than revenues in fiscal year 2007 and revenues during fiscal year 2007 were $27.3 million greater than in fiscal year 2006.

For fiscal 2008, the increase in revenue of $23.7 million resulted from:

	(in thousands)
Rent from 29 properties acquired in fiscal year 2007 in excess of that received in 2007 from the same 29 properties	$ 14,256
Rent from 23 properties acquired in fiscal year 2008	5,759
Increase in rental income on existing properties	3,644
Decrease in lease termination fees	(27)
	$ 23,632

For fiscal 2007, the increase in revenue of $27.3 million resulted from:

	(in thousands)
Rent from 13 properties acquired in fiscal year 2006 in excess of that received in 2006 from the same 13 properties	$ 5,443
Rent from 29 properties acquired in fiscal year 2007	16,948
Increase in rental income on existing properties	5,609
Decrease in lease termination fees	(631)
	$ 27,369

As illustrated above, the substantial majority (84.7% in fiscal year 2008 and 81.8% in fiscal year 2007) of the increase in our gross revenue for fiscal years 2008 and 2007 resulted from the addition of new real estate properties to the IRET Properties' portfolio, with 15.4% and 20.5%, respectively, resulting from rental increases on existing properties. For the next 12 months, we expect acquisitions to continue to be the most significant factor in any increases in our revenues and ultimately our net income. However, domestic financial markets have recently been experiencing unusual volatility and uncertainty. Although this has occurred most visibly within the single-family mortgage lending sector of the credit market, liquidity has tightened in overall domestic financial markets, including the equity capital markets. Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms, and our ability to make acquisitions could be adversely affected. At the same time, though, these credit market dislocations may offer investment opportunities, as potential acquisitions may become more attractive due to moderating commercial real estate price increases. Additionally, joint venture and development opportunities may become more plentiful, due to an increase in the number of smaller developers who currently have constrained access to equity capital, and are seeking investment partners.

Gain on Sale of Real Estate

The Company realized a gain on sale of real estate, land and other investments for fiscal year 2008 of approximately $556,000. This compares to $4.6 million of gain on sale of real estate recognized in fiscal 2007 and $3.3 million recognized in fiscal 2006. A list of the properties sold during fiscal year 2008, showing sales price, depreciated cost plus sales costs and net gain is included in this Item 7 under the caption "Property Dispositions."

Net Operating Income

The following tables report segment financial information. We measure the performance of our segments based on net operating income ("NOI"), which we define as total revenues less property operating expenses and real estate taxes. We believe that NOI is an important supplemental measure of operating performance for a REIT's operating real estate because it provides a measure of core operations that is unaffected by depreciation, amortization, financing and general and administrative expense. NOI does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders or cash flow from operating activities as a measure of financial performance.

The following tables show revenues, operating expenses and NOI by reportable operating segment for fiscal years 2008, 2007 and 2006. For a reconciliation of net operating income of reportable segments to operating income as reported, see Note 11 of the Notes to Consolidated Financial Statements in this report.

The tables also show net operating income by reportable operating segment on a stabilized property and non-stabilized property basis. Stabilized properties are properties owned and in operation for the entirety of the periods being compared (including properties that were redeveloped or expanded during the periods being compared, with properties purchased or sold during the periods being compared excluded from the stabilized property category). This comparison allows the Company to evaluate the performance of existing properties and their contribution to net income. Management believes that measuring performance on a stabilized property basis is useful to investors because it enables evaluation of how the Company's properties are performing year over year. Management uses this measure to assess whether or not it has been successful in increasing net operating income, renewing the leases of existing tenants, controlling operating costs and appropriately handling capital improvements.

Year Ended April 30, 2008	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
	(in thousands)					
Real estate revenue	$ 72,827	$ 84,042	$ 38,412	$ 11,691	$ 14,198	$ 221,170
Real estate expenses						
Utilities	7,388	7,743	2,111	131	420	17,793
Maintenance	9,637	10,522	2,757	558	1,108	24,582
Real estate taxes	7,528	13,140	2,977	1,346	2,142	27,133
Insurance	1,162	901	257	135	169	2,624
Property management	8,922	3,900	1,654	359	438	15,273
Total expenses	$ 34,637	$ 36,206	$ 9,756	$ 2,529	$ 4,277	$ 87,405
Net operating income	$ 38,190	$ 47,836	$ 28,656	$ 9,162	$ 9,921	$ 133,765
Stabilized net operating income	35,310	33,916	26,260	6,172	9,580	111,238
Non-stabilized net operating income	2,880	13,920	2,396	2,990	341	22,527
Total net operating income	$ 38,190	$ 47,836	$ 28,656	$ 9,162	$ 9,921	$ 133,765

Year Ended April 30, 2007	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
	(in thousands)					
Real estate revenue	$ 66,972	$ 73,603	$ 34,783	$ 8,091	$ 14,089	$ 197,538
Real estate expenses						
Utilities	6,666	6,286	1,771	57	377	15,157
Maintenance	8,619	9,243	2,611	218	1,000	21,691
Real estate taxes	7,294	10,831	2,322	755	2,079	23,281
Insurance	1,090	772	274	75	166	2,377
Property management	7,785	3,343	1,697	148	853	13,826
Total expenses	$ 31,454	$ 30,475	$ 8,675	$ 1,253	$ 4,475	$ 76,332
Net operating income	$ 35,518	$ 43,128	$ 26,108	$ 6,838	$ 9,614	$ 121,206
Stabilized net operating income	34,318	34,675	25,823	6,317	9,229	110,362
Non-stabilized net operating income	1,200	8,453	285	521	385	10,844
Total net operating income	$ 35,518	$ 43,128	$ 26,108	$ 6,838	$ 9,614	$ 121,206

Year Ended April 30, 2006	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
	(in thousands)					
Real estate revenue	$ 61,669	$ 57,483	$ 31,670	$ 6,372	$ 12,977	$ 170,171
Real estate expenses						
Utilities	6,544	4,805	1,600	91	390	13,430
Maintenance	7,822	7,582	2,471	201	1,107	19,183
Real estate taxes	6,955	8,021	2,283	771	1,727	19,757
Insurance	1,394	705	298	81	179	2,657
Property management	6,987	2,488	1,662	108	541	11,786
Total expenses	$ 29,702	$ 23,601	$ 8,314	$ 1,252	$ 3,944	$ 66,813
Net operating income	$ 31,967	$ 33,882	$ 23,356	$ 5,120	$ 9,033	$ 103,358
Stabilized net operating income	31,859	33,412	19,101	5,120	9,033	98,525
Non-stabilized net operating income	108	470	4,255	0	0	4,833
Total net operating income	$ 31,967	$ 33,882	$ 23,356	$ 5,120	$ 9,033	$ 103,358

Changes in Expenses and Net Income

Operating income for fiscal year 2008 increased to $12.3 million from $11.6 million in fiscal year 2007, and from $9.9 million in fiscal year 2006. Our net income available to common shareholders for fiscal year 2008 was $9.7 million, compared to $11.7 million in fiscal year 2007 and $9.2 million in fiscal year 2006. On a per common share basis, net income was $.18 per common share in fiscal year 2008, compared to $.24 per common share in fiscal year 2007 and $.20 in fiscal year 2006.

Although operating income increased on an absolute basis from the year-earlier period, net income on a per share and unit basis declined, primarily due to dilution following the Company's October 2007 public offering of 6.9 million common shares, and due to the effect of a gain on sale included within discontinued operations in the twelve months ended April 30, 2007.

These changes in operating income and net income result from the changes in revenues and expenses detailed below:

Changes in net income available to common shareholders for fiscal year 2008 resulted from:

	(in thousands)
An increase in net operating income primarily due to new acquisitions	$ 12,559
An increase in interest income	151
An increase in minority interest of other partnership's income	110
An increase in gain on sale of other investments	80
These increases were offset by:	
An increase in depreciation/amortization expense related to real estate investments	(5,623)
An increase in interest expense primarily due to debt placed on new acquisitions	(5,015)
An increase in operating expenses, administrative, advisory & trustee services	(856)
An increase in amortization related to non-real estate investments	(394)
An increase in minority interest of operating partnership income	(307)
A decrease in income from discontinued operations, net	(2,671)
A decrease in non-operating income	(56)
Total decrease in fiscal 2008 net income available to common shareholders	$ (2,022)

Changes in net income available to common shareholders for fiscal year 2007 resulted from:

	(in thousands)
An increase in net operating income primarily due to new acquisitions	$ 17,848
An increase in interest income	1,128
An increase in non-operating income	297
An increase in income from discontinued operations, net	283
A decrease in minority interest of other partnership's income	510
These increases were offset by:	
An increase in depreciation/amortization expense related to real estate investments	(7,525)
An increase in interest expense primarily due to debt placed on new acquisitions	(7,747)
An increase in minority interest of operating partnership income	(1,325)
An increase in operating expenses, administrative, advisory & trustee services	(528)
An increase in amortization related to non-real estate investments	(337)
A decrease in gain on sale of other investments	(61)
Total increase in fiscal 2007 net income available to common shareholders	$ 2,543

Factors Impacting Net Income During Fiscal Year 2008 as Compared to Fiscal Year 2007

Economic occupancy rates in three of our five segments increased slightly compared to the year-earlier period, and real estate revenue increased in fiscal year 2008 compared to fiscal year 2007 in all of our reportable segments. Net income available to common shareholders decreased to $9.7 million in fiscal year 2008, compared to $11.7 million in fiscal year 2007. Revenue increases during fiscal year 2008 were offset somewhat by increases in maintenance, utilities, mortgage interest due to increased borrowing, real estate taxes, property management, insurance and amortization expense.

- *Economic Occupancy.* During fiscal year 2008, economic occupancy levels at our properties increased slightly over year-earlier levels in three of our five reportable segments, and declined in our commercial medical and retail segments. Economic occupancy represents actual rental revenues recognized for the period indicated as a percentage of scheduled rental revenues for the period. Percentage rents, tenant concessions, straightline adjustments and expense reimbursements are not considered in computing either actual revenues or scheduled rent revenues. Economic occupancy rates on a stabilized property basis for the fiscal year ended April 30, 2008 compared to the fiscal year ended April 30, 2007 are shown below:

	Fiscal Year Ended April 30,		
	2008	2007	% Change
Multi-Family Residential	93.3%	93.2%	0.1%
Commercial Office	91.0%	90.8%	0.2%
Commercial Medical	95.5%	96.7%	(1.2%)
Commercial Industrial	96.2%	94.8%	1.4%
Commercial Retail	87.1%	89.3%	(2.2%)

- *Concessions.* Our overall level of tenant concessions declined for the fiscal year ended April 30, 2008 compared to the year-earlier period. To maintain or increase physical occupancy levels at our properties, we may offer tenant incentives, generally in the form of lower or abated rents, which results in decreased revenues and income from operations at our properties. Rent concessions offered during the fiscal year ended April 30, 2008 lowered our operating revenues by approximately $3.0 million, as compared to an approximately $5.0 million reduction in operating revenues attributable to rent concessions offered in fiscal year 2007.

  The following table shows the approximate reduction in our operating revenues due to rent concessions, by segment, for the fiscal years ended April 30, 2008 and 2007:

	(in thousands)		
	Fiscal Year Ended April 30,		
	2008	2007	%Change
Multi-Family Residential	$ 2,254	$ 3,147	(28.4%)
Commercial Office	692	1,769	(60.9%)
Commercial Medical	34	70	(51.4%)
Commercial Industrial	0	14	(100.0%)
Commercial Retail	31	22	40.9%
Total	$ 3,011	$ 5,022	(40.0%)

- *Increased Maintenance Expense.* Maintenance expenses totaled $24.6 million in fiscal year 2008, compared to $21.7 million in fiscal year 2007. Maintenance expenses at properties newly acquired in fiscal years 2008 and 2007 added $2.3 million to the maintenance expense category during fiscal year 2008, while maintenance expenses at existing properties increased by approximately $568,000 primarily for snow removal and janitorial contract services, resulting in a net increase of $2.9 million or 13.3% in maintenance expenses in fiscal year 2008 compared to fiscal year 2007. Under the terms of most of our commercial leases, the full cost of maintenance is paid by the tenant as additional rent. For our noncommercial real estate properties, any increase in our maintenance costs must be collected from tenants in the form of general rent increases.

  Maintenance expenses by reportable segment for the fiscal years ended April 30, 2008 and 2007 are as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2008	$ 9,637	$ 10,522	$ 2,757	$ 558	$ 1,108	$ 24,582
2007	$ 8,619	$ 9,243	$ 2,611	$ 218	$ 1,000	$ 21,691
% change (2008 vs. 2007)	11.8%	13.8%	5.6%	156.0%	10.8%	13.3%

- *Increased Utility Expense.* Utility expense totaled $17.8 million in fiscal year 2008, compared to $15.2 million in fiscal year 2007. Utility expenses at properties newly acquired in fiscal years 2008 and 2007 added $1.5 million to the utility expense category during fiscal year 2008, while utility expenses at existing properties increased by $1.1 million, primarily due to unusually warm weather in certain of IRET's markets, resulting in increased cooling costs, for a total increase of $2.6 million or 17.4% in utility expenses in fiscal year 2008 compared to fiscal year 2007.

  Utility expenses by reportable segment for the fiscal years ended April 30, 2008 and 2007 are as follows:

	(in thousands)					
	Multi-Family Residential	**Commercial Office**	**Commercial Medical**	**Commercial Industrial**	**Commercial Retail**	**Total**
2008	$ 7,388	$ 7,743	$ 2,111	$ 131	$ 420	$ 17,793
2007	$ 6,666	$ 6,286	$ 1,771	$ 57	$ 377	$ 15,157
% change (2008 vs. 2007)	10.8%	23.2%	19.2%	129.8%	11.4%	17.4%

- *Increased Mortgage Interest Expense.* Our mortgage interest expense increased approximately $6.1 million, or 10.5%, to approximately $62.7 million during fiscal year 2008, compared to $56.6 million in fiscal year 2007. Mortgage interest expense for properties newly acquired in fiscal years 2008 and 2007 added $6.1 million to our total mortgage interest expense in fiscal year 2008, while mortgage interest expense on existing properties increased $24,000. Our overall weighted average interest rate on all outstanding mortgage debt was 6.37% as of April 30, 2008, compared to 6.43% as of April 30, 2007. Our mortgage debt increased approximately $112.8 million, or 11.9%, to approximately $1.1 billion as of April 30, 2008, compared to $951.1 million on April 30, 2007.

  Mortgage interest expense by reportable segment for the fiscal years ended April 30, 2008 and 2007 is as follows:

	(in thousands)					
	Multi-Family Residential	**Commercial Office**	**Commercial Medical**	**Commercial Industrial**	**Commercial Retail**	**Total**
2008	$ 19,602	$ 23,131	$ 12,351	$ 3,481	$ 4,137	$ 62,702
2007	$ 18,723	$ 20,157	$ 11,291	$ 2,325	$ 4,070	$ 56,566
% change (2008 vs. 2007)	4.7%	14.8%	9.4%	49.7%	1.6%	10.8%

- *Increased Amortization Expense.* In accordance with SFAS No. 141, *Business Combinations*, which establishes standards for valuing in-place leases in purchase transactions, the Company allocates a portion of the purchase price paid for properties to in-place lease intangible assets. The amortization period of these intangible assets is the term of the lease, rather than the estimated life of the buildings and improvements. The Company accordingly initially records additional amortization expense due to this shorter amortization period, which has the effect in the short term of decreasing the Company's net income available to common shareholders, as computed in accordance with GAAP. Amortization expense related to in-places leases totaled $10.0 million in fiscal year 2008, compared to $9.2 million in fiscal year 2007. The increase in amortization expense in fiscal year 2008 compared to fiscal year 2007 was primarily due to property acquisitions completed by the Company in fiscal year 2008.

- *Increased Real Estate Tax Expense.* Real estate taxes on properties newly acquired in fiscal years 2008 and 2007 added $3.1 million to real estate tax expense, while real estate taxes on existing properties increased by approximately $738,000, for a total increase of $3.8 million or 16.5% in real estate tax expense in fiscal year 2008 compared to fiscal year 2007, from $23.3 million to $27.1 million.

Real estate tax expense by reportable segment for the fiscal years ended April 30, 2008 and 2007 is as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2008	$ 7,528	$ 13,140	$ 2,977	$ 1,346	$ 2,142	$ 27,133
2007	$ 7,294	$ 10,831	$ 2,322	$ 755	$ 2,079	$ 23,281
% change (2008 vs. 2007)	3.2%	21.3%	28.2%	78.2%	3.0%	16.5%

- *Increased Insurance Expense.* Insurance expense increased in fiscal year 2008 compared to fiscal year 2007, from $2.4 million to $2.6 million, an increase of approximately 10.4%. Insurance expense at properties newly-acquired in fiscal years 2008 and 2007 added approximately $240,000 to insurance expense, while insurance expense at existing properties increased by approximately $7,000, for a net increase of approximately $247,000 in insurance expense in fiscal year 2008 compared to fiscal year 2007.

Insurance expense by reportable segment for the fiscal years ended April 30, 2008 and 2007 is as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2008	$ 1,162	$ 901	$ 257	$ 135	$ 169	$ 2,624
2007	$ 1,090	$ 772	$ 274	$ 75	$ 166	$ 2,377
% change (2008 vs. 2007)	6.6%	16.7%	(6.2%)	80.0%	1.8%	10.4%

- *Increased Property Management Expense.* Property management expense increased in fiscal year 2008 compared to fiscal year 2007, from $13.8 million to $15.3 million, an increase of $1.5 million or approximately 10.5%. Of this increase, approximately $240,000 million is attributable to existing properties, while $1.2 million is due to properties acquired in fiscal years 2008 and 2007. The increase at existing properties is primarily due to an increase in property revenue resulting in higher management fees payable (management fees are generally a percentage of rents received).

Property management expense by reportable segment for the fiscal years ended April 30, 2008 and 2007 is as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2008	$ 8,922	$ 3,900	$ 1,654	$ 359	$ 438	$ 15,273
2007	$ 7,785	$ 3,343	$ 1,697	$ 148	$ 853	$ 13,826
% change (2008 vs. 2007)	14.6%	16.7%	(2.5%)	142.6%	(48.7%)	10.5%

Factors Impacting Net Income During Fiscal Year 2007 as Compared to Fiscal Year 2006

Our results during the fiscal year ended April 30, 2007, compared to the fiscal year ended April 30, 2006, showed continued overall improvement in occupancy levels and rental revenues. Economic occupancy rates in four of our five segments increased compared to the year-earlier period, and real estate revenue increased in fiscal year 2007 compared to fiscal year 2006 in all of our reportable segments. Net income available to common shareholders increased to $11.7 million in fiscal year 2007, compared to $9.2 million in fiscal year 2006. Revenue increases during fiscal year 2007 were offset somewhat by increases in maintenance, utilities, mortgage interest due to increased borrowing, real estate taxes, property management and amortization expense. Insurance expense decreased in fiscal year 2007.

- *Economic Occupancy.* During fiscal year 2007, economic occupancy levels at our properties improved over year-earlier levels in each of our reportable segments other than commercial office. Economic occupancy represents actual rental revenues recognized for the period indicated as a percentage of scheduled rental revenues for the period. Percentage rents, tenant concessions, straightline adjustments and expense reimbursements are not considered in computing either actual revenues or scheduled rent revenues.

Economic occupancy rates on a stabilized property basis for the fiscal year ended April 30, 2007 compared to the fiscal year ended April 30, 2006 are shown below:

	Fiscal Year Ended April 30,		
	2007	2006	% Change
Multi-Family Residential	93.2%	91.7%	1.5%
Commercial Office	90.5%	92.6%	(2.1%)
Commercial Medical	96.8%	95.3%	1.5%
Commercial Industrial	94.8%	87.2%	7.6%
Commercial Retail	89.3%	89.2%	0.1%

During fiscal year 2007, results continued to improve at our multi-family residential properties. While we had limited success in increasing scheduled rental rates at our apartment communities, the construction of competing apartment units, single-family homes and condominium units abated in most of our markets. Combined with positive absorption of previously-constructed housing, this reduction in construction of competing product allowed us to reduce vacancy and tenant concessions in our multi-family residential segment. We also saw during fiscal year 2007 an accelerating demand for industrial space, although as in past periods rental rates in this segment continued to remain at levels lower than in prior fiscal years. We did not see in fiscal year 2007 any consistent sustained demand for commercial office space or for existing smaller retail developments, which comprise a majority of IRET's retail portfolio.

- *Concessions.* Our overall level of tenant concessions declined slightly for the fiscal year ended April 30, 2007 compared to the year-earlier period. To maintain or increase physical occupancy levels at our properties, we may offer tenant incentives, generally in the form of lower or abated rents, which results in decreased revenues and income from operations at our properties. Rent concessions offered during the fiscal year ended April 30, 2007 lowered our operating revenues by approximately $5.0 million, as compared to an approximately $5.2 million reduction in operating revenues attributable to rent concessions offered in fiscal year 2006.

  The following table shows the approximate reduction in our operating revenues due to rent concessions, by segment, for the fiscal years ended April 30, 2007 and 2006:

	(in thousands)		
	Fiscal Year Ended April 30,		
	2007	2006	%Change
Multi-Family Residential	$ 3,147	$ 3,848	(18.2%)
Commercial Office	1,769	1,213	45.8%
Commercial Medical	70	74	(5.4%)
Commercial Industrial	14	53	(73.6%)
Commercial Retail	22	23	(4.3%)
Total	$ 5,022	$ 5,211	(3.6%)

- *Increased Maintenance Expense.* Maintenance expenses totaled $21.7 million in fiscal year 2007, compared to $19.2 million in fiscal year 2006. Maintenance expenses at properties newly acquired in fiscal years 2007 and 2006 added $2.5 million to the maintenance expense category during fiscal year 2007, while maintenance expenses at existing properties decreased by approximately $31,000, resulting in a net increase of $2.5 million or 13.1% in maintenance expenses in fiscal year 2007 compared to fiscal year 2006. Under the terms of most of our commercial leases, the full cost of maintenance is paid by the tenant as additional rent. For our noncommercial real estate properties, any increase in our maintenance costs must be collected from tenants in the form of general rent increases.

Maintenance expenses by reportable segment for the fiscal years ended April 30, 2007 and 2006 were as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2007	$ 8,619	$ 9,243	$ 2,611	$ 218	$ 1,000	$ 21,691
2006	$ 7,822	$ 7,582	$ 2,471	$ 201	$ 1,107	$ 19,183
% change (2007 vs. 2006)	10.2%	21.9%	5.7%	8.5%	(9.7%)	13.1%

- *Increased Utility Expense.* Utility expense totaled $15.2 million in fiscal year 2007, compared to $13.4 million in fiscal year 2006. Utility expenses at properties newly acquired in fiscal years 2007 and 2006 added $1.6 million to the utility expense category during fiscal year 2007, while utility expenses at existing properties increased by approximately $88,000, for a total increase of $1.7 million or 12.9% in utility expenses in fiscal year 2007 compared to fiscal year 2006.

Utility expenses by reportable segment for the fiscal years ended April 30, 2007 and 2006 were as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2007	$ 6,666	$ 6,286	$ 1,771	$ 57	$ 377	$ 15,157
2006	$ 6,544	$ 4,805	$ 1,600	$ 91	$ 390	$ 13,430
% change (2007 vs. 2006)	1.9%	30.8%	10.7%	(37.4%)	(3.3%)	12.9%

- *Increased Mortgage Interest Expense.* Our mortgage interest expense increased approximately $7.1 million, or 14.3%, to approximately $56.6 million during fiscal year 2007, compared to $49.5 million in fiscal year 2006. Mortgage interest expense for properties newly acquired in fiscal years 2007 and 2006 added $7.7 million to our total mortgage interest expense in fiscal year 2007, while mortgage interest expense on existing properties decreased approximately $627,000. Our overall weighted average interest rate on all outstanding mortgage debt was 6.43% as of April 30, 2007, compared to 6.63% as of April 30, 2006. Our mortgage debt increased approximately $185.2 million, or 24.2%, to approximately $951.1 million as of April 30, 2007, compared to $765.9 million on April 30, 2006.

Mortgage interest expense by reportable segment for the fiscal years ended April 30, 2007 and 2006 were as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2007	$ 18,723	$ 20,157	$ 11,291	$ 2,325	$ 4,070	$ 56,566
2006	$ 17,919	$ 14,774	$ 10,534	$ 2,240	$ 4,029	$ 49,496
% change (2007 vs. 2006)	4.5%	36.4%	7.2%	3.8%	1.0%	14.3%

- *Increased Amortization Expense.* In accordance with SFAS No. 141, *Business Combinations*, which establishes standards for valuing in-place leases in purchase transactions, the Company allocates a portion of the purchase price paid for properties to in-place lease intangible assets. The amortization period of these intangible assets is the term of the lease, rather than the estimated life of the buildings and improvements. The Company accordingly initially records additional amortization expense due to this shorter amortization period, which has the effect in the short term of decreasing the Company's net income available to common shareholders, as computed in accordance with GAAP. Amortization expense related to in-places leases totaled $9.2 million in fiscal year 2007, compared to $6.7 million in fiscal year 2006. The increase in amortization expense in fiscal year 2007 compared to fiscal year 2006 was primarily due to a significant acquisition completed by the Company in the second quarter of fiscal year 2007, of a portfolio of properties from Magnum Resources, Inc.

- *Increased Real Estate Tax Expense.* Real estate taxes on properties newly acquired in fiscal years 2007 and 2006 added $2.9 million to real estate tax expense, while real estate taxes on existing properties increased by approximately $638,000, for a total increase of $3.5 million or 17.8% in real estate tax expense in fiscal year 2007 compared to fiscal year 2006, from $19.8 million to $23.3 million.

Real estate tax expense by reportable segment for the fiscal years ended April 30, 2007 and 2006 was as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2007	$ 7,294	$ 10,831	$ 2,322	$ 755	$ 2,079	$ 23,281
2006	$ 6,955	$ 8,021	$ 2,283	$ 771	$ 1,727	$ 19,757
% change (2007 vs. 2006)	4.9%	35.0%	1.7%	(2.1%)	20.4%	17.8%

- *Decreased Insurance Expense.* Insurance expense decreased in fiscal year 2007 compared to fiscal year 2006, from $2.7 million to $2.4 million, a decrease of approximately 10.5%. Insurance expense at properties newly-acquired in fiscal years 2007 and 2006 totaled approximately $208,000, while insurance expense at existing properties decreased approximately $488,000, for a net decrease of approximately $280,000 in insurance expense in fiscal year 2007 compared to fiscal year 2006.

  Insurance expense by reportable segment for the fiscal years ended April 30, 2007 and 2006 was as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2007	$ 1,090	$ 772	$ 274	$ 75	$ 166	$ 2,377
2006	$ 1,394	$ 705	$ 298	$ 81	$ 179	$ 2,657
% change (2007 vs. 2006)	(21.8%)	9.5%	(8.1%)	(7.4%)	(7.3%)	(10.5%)

- *Increased Property Management Expense.* Property management expense increased in fiscal year 2007 compared to fiscal year 2006, from $11.8 million to $13.8 million, an increase of $2.0 million or approximately 17.3%. Of this increase, $1.2 million was attributable to existing properties, while approximately $829,000 was due to properties acquired in fiscal years 2007 and 2006. The increase at existing properties was primarily due to an increase in property revenue resulting in higher management fees payable (management fees are generally a percentage of rents received).

  Property management expense by reportable segment for the fiscal years ended April 30, 2007 and 2006 was as follows:

	(in thousands)					
	Multi-Family Residential	Commercial Office	Commercial Medical	Commercial Industrial	Commercial Retail	Total
2007	$ 7,785	$ 3,343	$ 1,697	$ 148	$ 853	$ 13,826
2006	$ 6,987	$ 2,488	$ 1,662	$ 108	$ 541	$ 11,786
% change (2007 vs. 2006)	11.4%	34.4%	2.1%	37.0%	57.7%	17.3%

Comparison of Results from Commercial and Residential Properties

The following table presents an analysis of the relative investment in (corresponding to "Property owned" on the balance sheet, i.e., cost), and net operating income of, our commercial and multi-family residential properties over the past three fiscal years:

Fiscal Years Ended April 30	(in thousands) 2008	%	(in thousands) 2007	%	(in thousands) 2006	%
Real Estate Investments – (cost)						
Multi-Family Residential	$ 510,697	31.0%	$ 489,644	32.9%	$ 452,251	35.6%
Commercial Office	556,712	33.8%	536,431	36.0%	383,280	30.2%
Commercial Medical	359,986	21.8%	274,779	18.4%	263,300	20.7%
Commercial Industrial	104,060	6.3%	75,257	5.1%	59,583	4.7%
Commercial Retail	116,804	7.1%	113,176	7.6%	111,009	8.8%
Total	$1,648,259	100%	$1,489,287	100.0%	$1,269,423	100.0%
Net Operating Income						
Multi-Family Residential	$ 38,190	28.6%	$ 35,518	29.4%	$ 31,967	30.9%
Commercial Office	47,836	35.8%	43,128	35.6%	33,882	32.8%
Commercial Medical	28,656	21.4%	26,108	21.5%	23,356	22.6%
Commercial Industrial	9,162	6.8%	6,838	5.6%	5,120	5.0%
Commercial Retail	9,921	7.4%	9,614	7.9%	9,033	8.7%
Total	$ 133,765	100.0%	$ 121,206	100.0%	$ 103,358	100.0%

Analysis of Lease Expirations and Credit Risk

The following table shows the annual lease expiration percentages and base rent of expiring leases for the total commercial segments properties owned by us as of April 30, 2008, for fiscal years 2009 through 2018, and the leases that will expire during fiscal year 2019 and beyond. Our multi-family residential properties are excluded from this table, since residential leases are generally for a one-year term.

Fiscal Year of Lease Expiration	Square Footage of Expiring Leases	Percentage of Total Commercial Segments Leased Square Footage	Annualized Base Rent of Expiring Leases at Expiration	Percentage of Total Commercial Segments Annualized Base Rent
2009	826,376	8.3%	$ 7,148,267	7.2%
2010	1,259,555	12.7%	11,944,132	12.0%
2011	2,082,339	21.0%	14,931,308	14.9%
2012	1,269,275	12.8%	13,252,768	13.3%
2013	949,815	9.6%	8,844,907	8.9%
2014	538,851	5.4%	7,688,184	7.7%
2015	287,271	2.9%	2,639,619	2.6%
2016	662,390	6.7%	4,618,462	4.6%
2017	428,250	4.3%	6,282,978	6.3%
2018	165,426	1.7%	2,910,161	2.9%
Thereafter	1,445,997	14.6%	19,594,066	19.6%
Totals	9,915,545	100.0%	$ 99,854,852	100.0%

The following table lists our top ten commercial tenants on April 30, 2008, for the total commercial segments properties owned by us as of April 30, 2008, based upon minimum rents in place as of April 30, 2008:

Lessee	(in thousands) % of Total Commercial Segments Minimum Rents as of April 30, 2008
Edgewood Vista/Sunwest Management, Inc.	9.4%
St. Lukes Hospital of Duluth, Inc.	3.5%
Fairview Health	2.3%
Applied Underwriters	2.2%
Best Buy Co., Inc. (NYSE: BBY)	2.0%
UGS Corp.	1.7%
HealthEast Care System	1.6%
Microsoft (Nasdaq: MSFT)	1.5%
Smurfit - Stone Container (Nasdaq: SSCC)	1.5%
Allina Health System	1.4%
All Others	72.9%
Total Monthly Rent as of April 30, 2008	100.0%

Property Acquisitions

IRET Properties paid approximately $154.7 million for real estate properties added to its portfolio during fiscal year 2008, compared to $220.7 million in fiscal year 2007. The fiscal year 2008 and 2007 additions are detailed below.

Fiscal 2008 (*May 1, 2007 to April 30, 2008*)

Acquisitions	(in thousands) Acquisition Cost
Multi-Family Residential	
96 – unit Greenfield Apartments – Omaha, NE	$ 4,700
67 – unit Cottonwood Lake IV – Bismarck, ND*	6,191
	10,891
Commercial Property – Office	
20,528 sq. ft. Plymouth 5095 Nathan Lane Office Building – Plymouth, MN	2,000
78,560 sq. ft. 610 Business Center IV – Brooklyn Park, MN	6,500
64,607 sq. ft. Intertech Office Building – Fenton, MO	7,000
	15,500
Commercial Property—Medical (including Senior Housing)	
18,502 sq. ft. Barry Pointe Medical Building – Kansas City, MO	3,200
11,800 sq. ft./28 beds Edgewood Vista Billings—Billings, MT	4,250
18,488 sq. ft./36 beds Edgewood Vista East Grand Forks—East Grand Forks, MN	4,990
11,800 sq. ft./28 beds Edgewood Vista Sioux Falls—Sioux Falls, SD	3,350
55,478 sq. ft. Edina 6405 France Medical—Edina, MN**	13,615
70,934 sq. ft. Edina 6363 France Medical—Edina, MN**	13,360
57,212 sq. ft. Minneapolis 701 25th Ave Medical (Riverside)—Minneapolis, MN**	8,000
53,466 sq. ft. Burnsville 303 Nicollet Medical (Ridgeview)—Burnsville, MN	8,800
36,199 sq. ft. Burnsville 305 Nicollet Medical (Ridgeview South)—Burnsville, MN	5,900
17,640 sq. ft. Eagan 1440 Duckwood Medical—Eagan, MN	2,325
5,192 sq. ft./13 beds Edgewood Vista Belgrade—Belgrade, MT	2,100
5,194 sq. ft./13 beds Edgewood Vista Columbus—Columbus, NE	1,450
168,801 sq. ft./185 beds Edgewood Vista Fargo—Fargo, ND	25,850
5,185 sq. ft./13 beds Edgewood Vista Grand Island—Grand Island, NE	1,400
5,135 sq. ft./13 beds Edgewood Vista Norfolk—Norfolk, NE	1,300
	99,890
Commercial Property – Industrial	
50,400 sq. ft. Cedar Lake Business Center – St. Louis Park, MN	4,040
528,353 sq. ft. Urbandale Warehouse Building – Urbandale, IA	14,000
69,600 sq. ft. Woodbury 1865 Woodlane – Woodbury, MN	4,000
198,600 sq. ft. Eagan 2785 & 2795 Highway 55—Eagan, MN	6,400
	28,440
Total Property Acquisitions	$ 154,721

* Development property placed in service January 2, 2008.

** Acquisition of leasehold interests only (air rights lease and ground leases)

Fiscal 2007 *(May 1, 2006 to April 30, 2007)*

Fiscal 2007 Acquisitions	*(in thousands)* Acquisition Cost
Multi-Family Residential	
192-unit Arbors Apartments – Sioux City, NE	$ 7,000
154-unit Quarry Ridge Apartments – Rochester, MN	14,570
389-unit St. Cloud Apartments – St. Cloud, MN	7,800
120-unit Indian Hills Apartments – Sioux City, IA	3,120
72-unit Rum River Apartments – Isanti, MN	5,650
	38,140
Commercial Property – Office	
143,061 sq. ft. Pacific Hills – Omaha, NE	16,502
141,724 sq. ft. Corporate Center West – Omaha, NE	21,497
94,832 sq. ft. Farnam Executive Center – Omaha, NE	12,853
84,475 sq. ft. Miracle Hills One – Omaha, NE	11,950
60,942 sq. ft. Woodlands Plaza IV – Maryland Heights, MO	5,840
122,567 sq. ft. Riverport – Maryland Heights, MO	21,906
90,315 sq. ft. Timberlands – Leawood, KS	14,546
138,825 sq. ft. Flagship – Eden Prairie, MN	26,094
59,827 sq. ft. Gateway Corporate Center – Woodbury, MN	9,612
71,430 sq. ft. Highlands Ranch I – Highlands Ranch, CO	12,250
	153,050
Commercial Property – Medical (including senior housing)	
26,336 sq. ft. Fox River Cottages – Grand Chute, WI	3,200
10,796 sq. ft. St. Michael Clinic – St. Michael, MN*	2,587
	5,787
Commercial Property – Industrial	
100,850 sq. ft. Bloomington 2000 – Bloomington, MN	6,750
172,057 sq. ft. Roseville 2929 – Roseville, MN	10,300
	17,050
Commercial Property – Retail	
16,921 sq. ft. Dakota West Plaza – Minot, ND	625
14,820 sq. ft. Weston Walgreens – Weston, WI**	2,144
	2,769
Unimproved Land	
Monticello Unimproved Parcel (City) – Monticello, MN	5
St. Michaels Unimproved – St. Michael, MN	320
Monticello Unimproved Parcel (Other) – Monticello, MN	75
Weston Unimproved – Weston, WI	800
Quarry Ridge Unimproved – Rochester, MN	930
Minot Prairie Green – Minot, ND	1,750
	3,880
Total Fiscal 2007 Property Acquisitions	$ 220,676

* Development property placed in service March 1, 2007.

** Development property placed in service May 1, 2006.

In addition to the above property acquisitions, in the fourth quarter of fiscal year 2007 IRET Properties issued limited partnership units with a value at issuance of approximately $5.25 million to purchase an approximately 29% ownership interest in a limited liability company in which IRET already owned a 71% interest. This entity owns the Southdale Medical Building in Edina, Minnesota, and with its acquisition of this remaining ownership interest, IRET now is the sole owner of this property.

Property Dispositions

During fiscal year 2008, IRET Properties disposed of two properties and two buildings of an apartment community for an aggregate sale price of $1.4 million, compared to 14 properties and two unimproved parcels sold for an aggregate sale price of $22.5 million in total during fiscal year 2007. Real estate assets sold by IRET during fiscal years 2008 and 2007 were as follows:

Fiscal 2008 Dispositions	Sales Price (in thousands)	Book Value and Sales Cost (in thousands)	Gain/Loss (in thousands)
Multi-Family Residential			
405 Grant Ave (Lonetree) Apartments – Harvey, ND	$ 185	$ 184	$ 1
Sweetwater Apartments – Devils Lake, ND	940	430	510
	1,125	614	511
Commercial Property – Office			
Minnetonka Office Buildings – Minnetonka, MN	310	307	3
	310	307	3
Total Fiscal 2008 Property Dispositions	$ 1,435	$ 921	$ 514

Fiscal 2007 Dispositions	Sales Price (in thousands)	Book Value and Sales Cost (in thousands)	Gain/Loss (in thousands)
Multi-Family Residential			
60-unit Clearwater Apartments – Boise, ID	$ 4,000	$ 3,413	$ 587
122-unit Park East Apartments – Fargo, ND	6,188	4,476	1,712
	10,188	7,889	2,299
Commercial Property – Office			
5,640 sq. ft. Greenwood Office – Greenwood, MN	1,500	961	539
	1,500	961	539
Commercial Property – Medical (senior housing)			
29,408 sq. ft. Wedgewood Sweetwater – Lithia Springs, GA	4,550	3,836	714
	4,550	3,836	714
Commercial Property – Retail			
4,560 sq. ft. Moundsview Bakery – Mounds View, MN	380	287	93
3,571 sq. ft. Howard Lake C-Store – Winsted, MN	550	374	176
6,225 sq. ft. Wilmar Sam Goody – Wilmar, MN	450	409	41
3,571 sq. ft. Winsted C-Store – Winsted, MN	190	214	(24)
7,700 sq. ft. Buffalo Strip Center – Buffalo, MN	800	667	133
4,800 sq. ft. Glencoe C-Store – Glencoe, MN	350	344	6
5,216 sq. ft. Long Prairie C-Store – Long Prairie, MN	302	304	(2)
5,600 sq. ft. Faribault Checkers Auto – Faribault, MN	525	337	188
4,800 sq. ft. Paynesville C-Store – Paynesville, MN	149	150	(1)
6,800 sq. ft. Prior Lake Strip Center I – Prior Lake, MN	1,105	993	112
4,200 sq. ft. Prior Lake Strip Center III – Prior Lake, MN	545	465	80
	5,346	4,544	802
Unimproved Land			
IGH Land – Inver Grove Heights, MN	900	613	287
Long Prairie Unimproved Land – Long Prairie, MN	59	60	(1)
	959	673	286
Total Fiscal 2007 Property Dispositions	$ 22,543	$ 17,903	$ 4,640

Funds From Operations

IRET considers Funds from Operations ("FFO") a useful measure of performance for an equity REIT. IRET uses the definition of FFO adopted by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") in 1991, as clarified in 1995, 1999 and 2002. NAREIT defines FFO to mean "net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." Because of limitations of the FFO definition adopted by NAREIT, IRET has made certain interpretations in applying the definition. IRET believes all such interpretations not specifically provided for in the NAREIT definition are consistent with the definition.

IRET management considers that FFO, by excluding depreciation costs, the gains or losses from the sale of operating real estate properties and extraordinary items as defined by GAAP, is useful to investors in providing an additional perspective on IRET's operating results. Historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation, that the value of real estate assets decreases predictably over time. However, real estate asset values have historically risen or fallen with market conditions. NAREIT's definition of FFO, by excluding depreciation costs, reflects the fact that real estate, as an asset class, generally appreciates over time and that depreciation charges required by GAAP may not reflect underlying economic realities. Additionally, the exclusion, in NAREIT's definition of FFO, of gains and losses from the sales of previously depreciated operating real estate assets, allows IRET management and investors to better identify the operating results of the long-term assets that form the core of IRET's investments, and assists in comparing those operating results between periods. FFO is used by IRET's management and investors to identify trends in occupancy rates, rental rates and operating costs.

While FFO is widely used by REITs as a primary performance metric, not all real estate companies use the same definition of FFO or calculate FFO in the same way. Accordingly, FFO presented here is not necessarily comparable to FFO presented by other real estate companies.

FFO should not be considered as an alternative to net income as determined in accordance with GAAP as a measure of IRET's performance, but rather should be considered as an additional, supplemental measure, and should be viewed in conjunction with net income as presented in the consolidated financial statements included in this report. FFO does not represent cash generated from operating activities in accordance with GAAP, and is not necessarily indicative of sufficient cash flow to fund all of IRET's needs or its ability to service indebtedness or make distributions.

FFO applicable to common shares and limited partnership units for the fiscal year ended April 30, 2008 increased to $64.2 million, compared to $57.0 million and $46.7 million for the fiscal years ended April 30, 2007 and 2006, respectively.

Reconciliation of Net Income to Funds From Operations

For the years ended April 30, 2008, 2007 and 2006:

	(in thousands, except per share and unit amounts)								
Fiscal Years Ended April 30,	**2008**			**2007**			**2006**		
	Amount	**Weighted Avg Shares and Units (2)**	**Per Share and Unit (3)**	**Amount**	**Weighted Avg Shares and Units (2)**	**Per Share and Unit (3)**	**Amount**	**Weighted Avg Shares and Units (2)**	**Per Share and Unit (3)**
Net income	$ 12,088		$	$ 14,110		$	$ 11,567		$
Less dividends to preferred shareholders	(2,372)			(2,372)			(2,372)		
Net income available to common shareholders	9,716	53,060	0.18	11,738	47,672	0.24	9,195	45,717	0.20
Adjustments:									
Minority interest in earnings of unitholders	3,677	20,417		4,299	17,017		2,705	13,329	
Depreciation and amortization(1)	51,303			45,559			38,104		
Gains on depreciable property sales	(514)			(4,602)			(3,293)		
Funds from operations applicable to common shares and Units(4)	$ 64,182	73,477	$ 0.87	$ 56,994	64,689	$ 0.88	$ 46,711	59,046	$ 0.79

(1) Real estate depreciation and amortization consists of the sum of depreciation/amortization related to real estate investments and amortization related to non-real estate investments from the Consolidated Statements of Operations, totaling $51,518, and depreciation/amortization from Discontinued Operations of $47, less corporate-related depreciation and amortization on office equipment and other assets of $262, for the fiscal year ended April 30, 2008.

(2) UPREIT Units of the Operating Partnership are exchangeable for common shares of beneficial interest on a one-for-one basis.

(3) Net income is calculated on a per share basis. FFO is calculated on a per share and unit basis.

(4) In accordance with SEC and NAREIT guidance, IRET does not exclude impairment write-downs from FFO (that is, impairment charges are not added back to GAAP net income in calculating FFO). IRET recorded impairment charges of $0, $640 and $409 for the fiscal years ended April 30, 2008, 2007 and 2006, respectively. If these impairment charges are excluded from the Company's calculation of FFO, the Company's FFO per share and unit would be unchanged for fiscal year 2008, and would increase by one cent per share and unit in each of fiscal years 2007 and 2006, to $.89 and $.80 per share and unit, respectively.

Cash Distributions

The following cash distributions were paid to our common shareholders and UPREIT unitholders during fiscal years 2008, 2007 and 2006:

	Fiscal Years		
Quarters	2008	2007	2006
First	$ .1665	$ .1645	$ .1625
Second	.1670	.1650	.1630
Third	.1675	.1655	.1635
Fourth	.1680	.1660	.1640
	$ .6690	$ .6610	$ .6530

The fiscal year 2008 cash distributions increased 1.2% over the cash distributions paid during fiscal year 2007, and fiscal year 2007 cash distributions increased 1.2% over the cash distributions paid during fiscal year 2006, respectively.

Liquidity and Capital Resources

Overview

Management expects that the Company's principal liquidity demands will continue to be distributions to holders of the Company's preferred and common shares of beneficial interest and UPREIT Units, capital improvements and repairs and maintenance to the Company's properties, acquisition of additional properties, property development, debt repayments and tenant improvements.

The Company expects to meet its short-term liquidity requirements through net cash flows provided by its operating activities, and through draws from time to time on its unsecured lines of credit. Management considers the Company's ability to generate cash to be adequate to meet all operating requirements and to make distributions to its shareholders in accordance with the REIT provisions of the Internal Revenue Code. Budgeted expenditures for ongoing maintenance and capital improvements and renovations to our real estate portfolio are expected to be funded from cash flow generated from operations of current properties.

To the extent the Company does not satisfy its long-term liquidity requirements, which consist primarily of maturities under the Company's long-term debt, construction and development activities and potential acquisition opportunities, through net cash flows provided by operating activities and its credit facilities, the Company intends to satisfy such requirements through a combination of funding sources which the Company believes will be available to it, including the issuance of UPREIT Units, additional common or preferred equity, proceeds from the sale of properties, and additional long-term secured or unsecured indebtedness.

Sources and Uses of Cash

As of April 30, 2008, the Company had three unsecured lines of credit, in the amounts of $10.0 million, $12.0 million and $10.0 million, respectively, from (1) Bremer Bank, Minot, ND; (2) First Western Bank and Trust, Minot, ND; and (3) First International Bank and Trust, Watford City, ND. The Company had no outstanding borrowings on these lines as of April 30, 2008. Borrowings under the lines of credit bear interest based on the following, respectively: (1) Bremer Financial Corporation Reference Rate, (2) 175 basis points below the Prime Rate as published in the Wall Street Journal with a floor of 5.25% and a ceiling of 8.25%, and (3) Wall Street Journal Prime Rate. Increases in interest rates will increase the Company's interest expense on any borrowings under its lines of credit, and as a result will affect the Company's results of operations and cash flows. The Company's lines of credit with Bremer Bank, First Western Bank and First International Bank and Trust expire in September 2008, December 2011 and December 2008, respectively. The Company expects to renew these lines of credit prior to their expiration.

In February 2004, the Company filed a shelf registration statement on Form S-3 to offer for sale from time to time common shares and preferred shares. This registration statement was declared effective in April 2004. We may sell any combination of common shares and preferred shares up to an aggregate initial offering price of $150.0 million during the period that the registration statement remains effective. The Company did not issue any common or preferred shares under this registration statement in fiscal years 2007 and 2006. The Company issued 6.9 million common shares under this registration statement in fiscal year 2008, for net proceeds of $66.4 million. As of April 30, 2008, the Company had available securities under this registration statement in the aggregate amount of approximately $30.7 million.

The Company has a Distribution Reinvestment and Share Purchase Plan ("DRIP"). The DRIP provides shareholders of the Company an opportunity to invest their cash distributions in common shares of the Company at a discount (currently 5%) from the market price, and to purchase additional common shares of the Company with voluntary cash contributions, also at a discount to the market price. During fiscal year 2008, approximately 1.2 million common shares were issued under this plan, with an additional 1.2 million common shares issued during fiscal year 2007, and 1.2 million common shares issued during fiscal year 2006.

The issuance of UPREIT Units for property acquisitions continues to be a source of capital for the Company. Approximately 2.3 million units were issued in connection with property acquisitions during fiscal year 2008, and approximately 6.7 million units and 1.1 million units, respectively, were issued in connection with property acquisitions during fiscal years 2007 and 2006.

Primarily as a result of the conversion of UPREIT units and the issuance of common shares pursuant to our shelf registration statement and distribution reinvestment plan, net of fractional shares repurchased, the Company's equity capital increased during fiscal 2008 by $85.7 million. Additionally, the equity capital of the Company was increased by $22.9 million as a result of contributions of real estate in exchange for UPREIT units, as summarized above, resulting in a total increase in equity capital for the Company during fiscal year 2008 of $108.6 million. The Company's equity capital increased by $66.5 million and $26.2 million in fiscal years 2007 and 2006, respectively.

Cash and cash equivalents on April 30, 2008 totaled $53.5 million, compared to $44.5 million and $17.5 million on the same date in 2007 and 2006, respectively. Net cash provided from operating activities increased to $61.9 million in fiscal year 2008 from $58.4 million in fiscal year 2007, due primarily to increased net income as a result of less cash concessions given to tenants . Net cash provided from operating activities increased to $58.4 million in fiscal year 2007 from $48.4 million in fiscal year 2006, also due primarily to increased net income as a result of higher occupancy rates at Company properties.

Net cash used in investing activities decreased to $145.3 million in fiscal year 2008, from $161.4 million in fiscal year 2007. Net cash used in investing activities was $82.6 million in fiscal year 2006. The decrease in net cash used in investing activities in fiscal year 2008 compared to fiscal year 2007 was primarily a result of fewer proceeds from sales of properties. Net cash provided from financing activities decreased to $92.3 million during fiscal year 2008, from $130.0 million during fiscal year 2007, due primarily to an decrease in proceeds received from mortgage borrowings and refinancings. Net cash provided from financing activities increased to $130.0 million during fiscal year 2007, from $28.2 million during fiscal year 2006, also due primarily to an increase in proceeds received from mortgage borrowings and refinancings.

Financial Condition

Mortgage Loan Indebtedness. Mortgage loan indebtedness increased to $1.1 billion on April 30, 2008, due to the debt placed on acquisitions, from $951.1 million on April 30, 2007 and $765.9 million on April 30, 2006. Approximately 98.9% of such mortgage debt is at fixed rates of interest, with staggered maturities. This limits the Company's exposure to changes in interest rates, which minimizes the effect of interest rate fluctuations on the Company's results of operations and cash flows. As of April 30, 2008, the weighted average rate of interest on the Company's mortgage debt was 6.37%, compared to 6.43% on April 30, 2007 and 6.63% on April 30, 2006.

Revolving lines of credit. As of April 30, 2008 and 2007, the Company had no amounts outstanding under its unsecured credit lines with Bremer Bank, First Western Bank and Trust, and First International Bank and Trust. The Company had $3.5 million outstanding under its unsecured credit line with First Western Bank and Trust as of April 30, 2006.

Mortgage Loans Receivable. Mortgage loans receivable net of allowance increased to approximately $541,000 at April 30, 2008, from approximately $399,000 at April 30, 2007 and approximately $409,000 at April 30, 2006.

Property Owned. Property owned increased to $1.6 billion at April 30, 2008, from $1.5 billion at April 30, 2007. The increases resulted primarily from the acquisition of the additional investment properties net of dispositions as described in the "Property Acquisitions" and "Property Dispositions" subsections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cash and Cash Equivalents. Cash and cash equivalents on April 30, 2008, totaled $53.5 million, compared to $44.5 million on April 30, 2007 and $17.5 million on April 30, 2006. The increase in cash on hand on April 30, 2008, as compared to April 30, 2007, was due primarily to proceeds from an increase in mortgage loan borrowings.

Marketable Securities. During fiscal year 2008, IRET decreased its investment in marketable securities classified as available-for-sale to approximately $420,000 on April 30, 2008, from $2.0 million on April 30, 2007 and $2.4 million on April 30, 2006. Marketable securities are held available for sale and, from time to time, the Company invests excess funds in such securities or uses the funds so invested for operational purposes.

Operating Partnership Units. Outstanding limited partnership units in the Operating Partnership increased to 21.2 million units on April 30, 2008, compared to 20.0 million units on April 30, 2007 and 13.7 million units on April 30, 2006. The increase in units outstanding at April 30, 2008 as compared to April 30, 2007 and 2006, resulted primarily from the issuance of additional limited partnership units to acquire interests in real estate, net of units converted to shares.

Common and Preferred Shares of Beneficial Interest. Common shares of beneficial interest outstanding on April 30, 2008 totaled 57.7 million compared to 48.6 million common shares outstanding on April 30, 2007 and 46.9 million common shares outstanding on April 30, 2006. This increase in common shares outstanding from April 30, 2007 and 2006, to April 30, 2008, was due to the issuance of common shares pursuant to our shelf registration statement and distribution reinvestment plan. Preferred shares of beneficial interest outstanding on April 30, 2008, 2007 and 2006 totaled 1.15 million.

Contractual Obligations and Other Commitments

The primary contractual obligations of the Company relate to its borrowings under its three lines of credit and mortgage notes payable. The Company had no amounts outstanding under its lines of credit at April 30, 2008. The principal and interest payments on the mortgage notes payable for the years subsequent to April 30, 2008, are included in the table below as "Long-term debt." Interest due on variable rate mortgage notes is calculated using rates in effect on April 30, 2008. The other debt category consists of one unsecured promissory note for leasehold improvements at one of our properties, Southdale Medical Center in Edina, Minnesota.

As of April 30, 2008, the Company is a tenant under operating ground or air rights leases on eleven of its properties. The Company pays a total of approximately $503,000 per year in rent under these leases, which have remaining terms ranging from 4 to 92 years, and expiration dates ranging from July 2012 to October 2100.

Purchase obligations of the Company represent those costs that the Company is contractually obligated to pay in the future. The Company's significant contractual obligations as of April 30, 2008, which the Company expects to finance through debt and operating cash, are summarized in the following table. The significant components in this category are costs for construction and expansion projects and capital improvements at the Company's properties. Contractual obligations that are contingent upon the achievement of certain milestones are not included in the table below, nor are service orders or contracts for the provision of routine maintenance services at our properties, such as landscaping and grounds maintenance, since these arrangements are generally based on current needs, are filled by our service providers within short time horizons, and may be cancelled without penalty. The expected timing of payment of the obligations discussed below is estimated based on current information.

	(in thousands)				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (principal and interest)	$ 1,471,688	$ 111,096	$ 368,962	$ 239,136	$ 752,494
Other Debt	$ 73	$ 73	$ 0	$ 0	$ 0
Operating Lease Obligations	$ 26,576	$ 503	$ 1,006	$ 1,006	$ 24,061
Purchase Obligations	$ 5,416	$ 5,209	$ 207	$ 0	$ 0

Off-Balance-Sheet Arrangements

As of April 30, 2008, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Developments

Common and Preferred Share Distributions. On June 30, 2008, the Company paid a distribution of 51.56 cents per share on the Company's Series A Cumulative Redeemable Preferred Shares, to preferred shareholders of record on June 16, 2008. On July 1, 2008, the Company paid a distribution of 16.85 cents per share on the Company's common shares of beneficial interest, to common shareholders and UPREIT unitholders of record on June 16, 2008. This distribution represented an increase of .05 cents or .3% over the previous regular quarterly distribution of 16.80 cents per common share/unit paid April 1, 2008.

Closed and Pending Acquisitions. Subsequent to its April 30, 2008 fiscal year end, the Company closed on the acquisition of several small apartment buildings in Minot, North Dakota, with a total of 52 units, for a total purchase price of $2.5 million, including the issuance to the seller of approximately 192,000 UPREIT units valued at $10.20 per unit. The Company also acquired, subsequent to its fiscal 2008 year end, a parcel of vacant land in Bismarck, North Dakota, for a purchase price of approximately $576,000. This vacant parcel adjoins the Company's existing Cottonwoods apartment complexes in Bismarck.

As of April 30, 2008, the Company had signed purchase agreements to acquire a 36-unit multi-family apartment complex in Isanti, Minnesota, for a purchase price of $3.1 million, and a small office building in Bismarck, North Dakota, for a purchase price of $2.2 million. These pending acquisitions are subject to various closing conditions and contingencies, and no assurances can be given that these transactions will be completed.

The Company also continues to work to close a previously-announced proposed acquisition of a two-building senior housing complex located in Minot, North Dakota, consisting of two single-story facilities containing approximately 93,708 square feet and 9,693 square feet, respectively, with a combined total of 184 units/beds, for a purchase price of $14.8 million. The Company had expected to close this acquisition prior to its April 30, 2008 fiscal year end; negotiations with the sellers and lenders to the project are continuing, but the Company currently has no firm estimate of when this proposed acquisition transaction may be completed, or negotiations terminated. This pending acquisition is subject to various closing conditions and contingencies, and no assurances can be given that this transaction will be completed.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is limited primarily to fluctuations in the general level of interest rates on our current and future fixed and variable rate debt obligations, and secondarily to our deposits with and investments in certain products issued by various financial institutions.

Variable interest rates. Because approximately 98.9% of our debt, as of April 30, 2008 (97.7% and 96.8% respectively, as of April 30, 2007 and 2006), is at fixed interest rates, we have little exposure to interest rate fluctuation risk on our existing debt. However, even though our goal is to maintain a fairly low exposure to interest rate risk, we are still vulnerable to significant fluctuations in interest rates on any future repricing or refinancing of our fixed or variable rate debt and on future debt. We primarily use long-term (more than nine years) and medium term (five to seven years) debt as a source of capital. We do not currently use derivative securities, interest-rate swaps or any other type of hedging activity to manage our interest rate risk. As of April 30, 2008, we had the following amount of future principal and interest payments due on mortgages secured by our real estate.

	Future Principal Payments *(in thousands)*						
Long Term Debt	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**	**Total**
Fixed Rate	$ 41,474	$ 150,947	$ 102,844	$ 106,089	$ 46,830	$ 603,978	$ 1,052,162
Variable Rate	2,844	2,733	250	267	4,859	743	11,696
							$ 1,063,858

Long Term Debt	Future Interest Payments *(in thousands)* 2009	2010	2011	2012	2013	Thereafter	Total
Fixed Rate	$ 66,159	$ 59,971	$ 51,308	$ 42,651	$ 37,722	$ 147,503	$ 405,314
Variable Rate	619	482	427	410	308	270	2,516
							$ 407,830

The weighted average interest rate on our debt as of April 30, 2008, was 6.37%. Any fluctuations in variable interest rates could increase or decrease our interest expenses. For example, an increase of one percent per annum on our $11.7 million of variable rate indebtedness would increase our annual interest expense by $117,000.

Marketable Securities. IRET's investments in securities are classified as "available-for-sale." The securities classified as "available-for-sale" represent investments in debt and equity securities which the Company intends to hold for an indefinite period of time. As of April 30, 2008 and 2007, IRET had approximately $420,000 and $2.0 million, respectively, of marketable securities classified as "available-for-sale," consisting of securities of various issuers, primarily U.S. Government, U.S. agency and corporate bonds and bank certificates of deposit, held in IRET Properties' security deposit account with Merrill Lynch. IRET had approximately $2.4 million of securities classified as "available-for-sale" as of April 30, 2006. The values of these securities will fluctuate with changes in market interest rates. As of April 30, 2007, IRET recorded in other comprehensive income an unrealized loss of $16,000 on these securities. During the fourth quarter of fiscal year 2008, IRET sold the securities in its deposit account with Merrill Lynch for a gain of approximately $42,000, recorded in other comprehensive income and in net income as of April 30, 2008.

Investments with Certain Financial Institutions. IRET has entered into a cash management arrangement with First Western Bank with respect to deposit accounts with First Western Bank that exceed FDIC Insurance coverage. On a daily basis, account balances are invested in U.S. Government securities sold to IRET by First Western Bank. IRET can require First Western Bank to repurchase such securities at any time, at a purchase price equal to what IRET paid for the securities, plus interest. First Western Bank automatically repurchases obligations when collected amounts on deposit in IRET's deposit accounts fall below the maximum insurance amount, with the proceeds of such repurchases being transferred to IRET's deposit accounts to bring the amount on deposit back up to the threshold amount. The amounts invested by IRET pursuant to the repurchase agreement are not insured by FDIC.

Deposits exceeding FDIC insurance. The Company is potentially exposed to off-balance-sheet risk in respect of cash deposited with FDIC-insured financial institutions in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Item 8. Financial Statements and Supplementary Data

Financial statements required by this item appear with an Index to Financial Statements and Schedules, starting on page F-1 of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: As of April 30, 2008, the end of the period covered by this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange act of 1934, as amended). Based upon that evaluation, the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings.

Internal Control Over Financial Reporting: There have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Investors Real Estate Trust (together with its consolidated subsidiaries, the "Company'), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with United States generally accepted accounting principles.

As of April 30, 2008, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting, based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of April 30, 2008, was effective.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and acquisitions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the trustees of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's financial statements.

The Company's internal control over financial reporting as of April 30, 2008, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing below, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of April 30, 2008.

(The remainder of this page has been intentionally left blank.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of
Investors Real Estate Trust
Minot, North Dakota

We have audited the internal control over financial reporting of Investors Real Estate Trust and subsidiaries (the "Company") as of April 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of trustees, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended April 30, 2008, of the Company and our report dated July 11, 2008, expressed an unqualified opinion on those financial statements and financial statement schedules.

Minneapolis, Minnesota
July 11, 2008

Item 9B. Other Information

None.

PART III

Item 10. Trustees and Executive Officers of the Registrant

Information regarding executive officers required by this Item is set forth in Part I, Item 1 of this Annual Report on Form 10-K pursuant to Instruction 3 to Item 401(b) of Regulation S-K. Other information required by this Item will be included in our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be contained in our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be contained in our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders and such information is incorporated herein by reference. We do not have any equity compensation plans and, accordingly, are not required to include the disclosure required by Item 201(d) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Trustee Independence

The information required by this Item will be contained in our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be contained in our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders and such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) *The following documents are filed as part of this report:*

1. **Financial Statements**

   The response to this portion of Item 15 is submitted as a separate section of this report. See the table of contents to Financial Statements and Supplemental Data.

2. **Financial Statement Schedules**

   The response to this portion of Item 15 is submitted as a separate section of this report. The following financial statement schedules should be read in conjunction with the financial statements referenced in Part II, Item 8 of this Annual Report on Form 10-K:

   II Valuation and Qualifying Accounts

   III Real Estate Owned and Accumulated Depreciation

   IV Investments in Mortgage Loans on Real Estate

3. **Exhibits**

   See the list of exhibits set forth in part (b) below.

(b) The following is a list of Exhibits to this Annual Report on Form 10-K. We will furnish a copy of any exhibit listed below to any security holder who requests it upon payment of a fee of 15 cents per page. All Exhibits are either contained in this Annual Report on Form 10-K or are incorporated by reference as indicated below.

3.1 **Articles of Amendment and Third Restated Declaration of Trust of Investors Real Estate Trust**, dated September 23, 2003, and incorporated herein by reference to Exhibit A to the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed with the SEC on August 13, 2003.

3.2 **Third Restated Trustees' Regulations (Bylaws),** dated May 16, 2007, and incorporated herein by reference to the Company's Current Report on Form 8-K , filed with the SEC on May 16, 2007.

3.3 **Agreement of Limited Partnership of IRET Properties, A North Dakota Limited Partnership,** dated January 31, 1997, filed as Exhibit 3(ii) to the Registration Statement on Form S-11, effective March 14, 1997 (SEC File No. 333-21945) filed for the Registrant on February 18, 1997, (File No. 0-14851) and incorporated herein by reference.

3.4 **Articles Supplementary** classifying and designating 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, filed as Exhibit 3.2 to the Company's Form 8-A filed on April 22, 2004, and incorporated herein by reference.

10.1 **Member Control and Operating Agreement** dated September 30, 2002, filed as Exhibit 10 to the Company's Form 8-K filed October 15, 2003, and incorporated herein by reference.

10.2 **Letter Agreement** dated January 31, 2003, filed as Exhibit 10(i) to the Company's Form 8-K filed February 27, 2003, and incorporated herein by reference.

10.3 **Option Agreement** dated January 31, 2003, filed as Exhibit 10(ii) to the Company's Form 8-K filed February 27, 2003, and incorporated herein by reference.

10.4 **Financial Statements** of T.F. James Company filed as Exhibit 10 to the Company's Form 8-K filed January 31, 2003, and incorporated herein by reference.

10.5 **Agreement for Purchase and Sale of Property** dated February 13, 2004, by and between IRET Properties and the Sellers specified therein, filed as Exhibit 10.5 to the Company's Form 10-K filed July 20, 2004, and incorporated herein by reference.

10.6 **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed March 11, 2005, and incorporated herein by reference.

10.7 **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed December 12, 2005, and incorporated herein by reference.

10.8 **Contribution Agreement,** filed as Exhibit 10.1 to the Company's Form 8-K filed May 17, 2006, and incorporated herein by reference.

10.09 **Description of Compensation of Trustees,** filed as Exhibit 10 to the Company's Form 10-Q filed September 11, 2006, and incorporated herein by reference.

10.10 **Loan and Security Agreement,** filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 18, 2006, and incorporated herein by reference.

10.11 **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed March 12, 2007, and incorporated herein by reference.

10.12 **Description of Compensation of Executive Officers,** filed as Exhibit 10 to the Company's Form 10-Q filed March 11, 2008, and incorporated herein by reference.

10.13 **Description of Compensation of Trustees,** filed as Exhibit 10 to the Company's Form 10-Q filed December 10, 2007, and incorporated herein by reference.

21.1 **Subsidiaries of Investors Real Estate Trust,** filed herewith.

23.1 **Consent of Deloitte & Touche LLP,** filed herewith.

31.1 **Section 302 Certification of President and Chief Executive Officer,** filed herewith.

31.2 **Section 302 Certification of Senior Vice President and Chief Financial Officer,** filed herewith.

32.1 **Section 906 Certification of the President and Chief Executive Officer,** filed herewith.

32.2 **Section 906 Certification of the Senior Vice President and Chief Financial Officer,** filed herewith.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2008

Investors Real Estate Trust

By: /s/ Thomas A. Wentz, Sr.
Thomas A. Wentz, Sr.
President & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Jeffrey L. Miller Jeffrey L. Miller	Trustee & Chairman	July 9, 2008
/s/ Stephen L. Stenehjem Stephen L. Stenehjem	Trustee & Vice Chairman	July 9, 2008
/s/ Thomas A. Wentz. Sr. Thomas A. Wentz, Sr.	President & Chief Executive Officer (Principal Executive Officer)	July 9, 2008
/s/ Timothy P. Mihalick Timothy P. Mihalick	Trustee, Senior Vice President & Chief Operating Officer	July 9, 2008
/s/ Thomas A. Wentz, Jr. Thomas A. Wentz, Jr.	Trustee & Senior Vice President	July 9, 2008
/s/ Diane K. Bryantt Diane K. Bryantt	Senior Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	July 9, 2008
/s/ John D. Stewart John D. Stewart	Trustee	July 9, 2008
/s/ Patrick G. Jones Patrick G. Jones	Trustee	July 9, 2008
/s/ C.W. "Chip" Morgan C.W. "Chip" Morgan	Trustee	July 9, 2008
/s/ W. David Scott W. David Scott	Trustee	July 9, 2008

IRET
INVESTORS REAL ESTATE TRUST

INVESTORS REAL ESTATE TRUST
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
April 30, 2008, 2007 and 2006

ADDITIONAL INFORMATION
FOR THE YEAR ENDED
April 30, 2008

and

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

PO Box 1988
12 Main Street South
Minot, ND 58702-1988
701-837-4738
fax: 701-838-7785
info@iret.com
www.iret.com

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

TABLE OF CONTENTS

Schedules other than those listed above are omitted since they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereon.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of
Investors Real Estate Trust
Minot, North Dakota

We have audited the accompanying consolidated balance sheets of Investors Real Estate Trust and subsidiaries (the "Company") as of April 30, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended April 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Investors Real Estate Trust and subsidiaries as of April 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of April 30, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 11, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Minneapolis, Minnesota
July 11, 2008

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
April 30, 2008 and 2007

	(in thousands)	
	April 30, 2008	**April 30, 2007**
ASSETS		
Real estate investments		
Property owned	$ 1,648,259	$ 1,489,287
Less accumulated depreciation	(219,379)	(180,544)
	1,428,880	1,308,743
Development in progress	22,856	3,498
Unimproved land	3,901	3,894
Mortgage loans receivable, net of allowance	541	399
Total real estate investments	1,456,178	1,316,534
Other assets		
Cash and cash equivalents	53,481	44,516
Marketable securities – available-for-sale	420	2,048
Receivable arising from straight-lining of rents, net of allowance	14,113	12,558
Accounts receivable, net of allowance	4,163	3,171
Real estate deposits	1,379	735
Prepaid and other assets	349	568
Intangible assets, net of accumulated amortization	61,649	33,240
Tax, insurance, and other escrow	8,642	7,222
Property and equipment, net	1,467	1,458
Goodwill	1,392	1,397
Deferred charges and leasing costs, net	14,793	11,942
TOTAL ASSETS	$ 1,618,026	$ 1,435,389
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 33,757	$ 28,995
Mortgages payable	1,063,858	951,139
Other	978	896
TOTAL LIABILITIES	1,098,593	981,030
COMMITMENTS AND CONTINGENCIES (NOTE 15)		
MINORITY INTEREST IN PARTNERSHIPS	12,609	12,925
MINORITY INTEREST OF UNITHOLDERS IN OPERATING PARTNERSHIP *(21,238,342 units at April 30, 2008 and 19,981,259 units at April 30, 2007)*	161,818	156,465
SHAREHOLDERS' EQUITY		
Preferred Shares of Beneficial Interest *(Cumulative redeemable preferred shares, no par value, 1,150,000 shares issued and outstanding at April 30, 2008 and April 30, 2007, aggregate liquidation preference of $28,750,000)*	27,317	27,317
Common Shares of Beneficial Interest *(Unlimited authorization, no par value, 57,731,863 shares issued and outstanding at April 30, 2008, and 48,570,461 shares issued and outstanding at April 30, 2007)*	440,187	354,495
Accumulated distributions in excess of net income	(122,498)	(96,827)
Accumulated other comprehensive loss	0	(16)
Total shareholders' equity	345,006	284,969
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,618,026	$ 1,435,389

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended April 30, 2008, 2007, and 2006

	(in thousands, except per share data)		
	2008	**2007**	**2006**
REVENUE			
Real estate rentals	$ 179,965	$ 162,410	$ 141,782
Tenant reimbursement	41,205	35,128	28,389
TOTAL REVENUE	221,170	197,538	170,171
OPERATING EXPENSE			
Interest	63,439	58,424	50,677
Depreciation/amortization related to real estate investments	50,042	44,419	36,894
Utilities	17,793	15,157	13,430
Maintenance	24,582	21,691	19,183
Real estate taxes	27,133	23,281	19,757
Insurance	2,624	2,377	2,657
Property management expenses	15,273	13,826	11,786
Administrative expenses	4,745	4,162	3,673
Advisory and trustee services	458	289	221
Other operating expenses	1,344	1,240	1,269
Amortization related to non-real estate investments	1,476	1,082	745
TOTAL OPERATING EXPENSE	208,909	185,948	160,292
Operating income	12,261	11,590	9,879
Interest income	2,095	1,944	816
Other non-operating income	665	721	424
Income before minority interest and discontinued operations and gain (loss) on sale of other investments	15,021	14,255	11,119
Gain (loss) on sale of other investments	42	(38)	23
Minority interest portion of operating partnership income	(3,524)	(3,217)	(1,892)
Minority interest portion of other partnerships' loss (income)	136	26	(484)
Income from continuing operations	11,675	11,026	8,766
Discontinued operations, net of minority interest	413	3,084	2,801
NET INCOME	12,088	14,110	11,567
Dividends to preferred shareholders	(2,372)	(2,372)	(2,372)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 9,716	$ 11,738	$ 9,195
Earnings per common share from continuing operations	$ .17	$ .18	$ .14
Earnings per common share from discontinued operations	.01	.06	.06
NET INCOME PER COMMON SHARE – BASIC & DILUTED	$ .18	$ .24	$ .20

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
for the years ended April 30, 2008, 2007, and 2006

(in thousands)

	NUMBER OF PREFERRED SHARES	PREFERRED SHARES	NUMBER OF COMMON SHARES	COMMON SHARES	ACCUMULATED DISTRIBUTIONS IN EXCESS OF NET INCOME	ACCUMULATED OTHER COMPRE-HENSIVE (LOSS)	TOTAL SHARE-HOLDERS' EQUITY
BALANCE APRIL 30, 2005	1,150	$ 27,317	45,188	$ 324,180	$ (56,303)	$ (22)	$ 295,172
Comprehensive Income							
Net income					11,567		11,567
Unrealized loss for the period on securities available-for-sale						(26)	(26)
Total comprehensive income							11,541
Distributions - common shares					(29,985)		(29,985)
Distributions - preferred shares					(2,372)		(2,372)
Distribution reinvestment plan			1,213	11,076			11,076
Sale of shares			15	139			139
Redemption of units for common shares			501	4,006			4,006
Fractional shares repurchased			(2)	(17)			(17)
BALANCE APRIL 30, 2006	1,150	27,317	46,915	339,384	(77,093)	(48)	289,560
Comprehensive Income							
Net income					14,110		14,110
Unrealized gain for the period on securities available-for-sale						32	32
Total comprehensive income							14,142
Distributions - common shares					(31,472)		(31,472)
Distributions - preferred shares					(2,372)		(2,372)
Distribution reinvestment plan			1,215	11,412			11,412
Sale of shares			32	303			303
Redemption of units for common shares			410	3,411			3,411
Fractional shares repurchased			(2)	(15)			(15)
BALANCE APRIL 30, 2007	1,150	27,317	48,570	354,495	(96,827)	(16)	284,969
Comprehensive Income							
Net income					12,088		12,088
Unrealized gain for the period on securities available-for-sale						16	16
Total comprehensive income							12,104
Distributions - common shares					(35,387)		(35,387)
Distributions - preferred shares					(2,372)		(2,372)
Distribution reinvestment plan			1,177	11,274			11,274
Sale of shares			6,934	66,679			66,679
Redemption of units for common shares			1,052	7,753			7,753
Fractional shares repurchased			(1)	(14)			(14)
BALANCE APRIL 30, 2008	1,150	$ 27,317	57,732	$ 440,187	$ (122,498)	$ 0	$ 345,006

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended April 30, 2008, 2007, and 2006

	(in thousands)		
	2008	**2007**	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 12,088	$ 14,110	$ 11,567
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	52,423	46,695	39,219
Minority interest portion of income	3,541	4,273	3,189
Gain on sale of real estate, land and other investments	(556)	(4,602)	(3,293)
Loss on impairment of real estate investments	0	640	409
Bad debt expense	1,060	507	167
Changes in other assets and liabilities:			
Increase in receivable arising from straight-lining of rents	(1,921)	(3,247)	(2,261)
Increase in accounts receivable	(1,754)	(1,007)	(1,137)
Decrease (increase) in prepaid and other assets	219	(132)	724
(Increase) decrease in tax, insurance and other escrow	(1,420)	1,671	175
Increase in deferred charges and leasing costs	(5,468)	(4,801)	(2,914)
Increase in accounts payable, accrued expenses and other liabilities	3,667	4,334	2,555
Net cash provided by operating activities	61,879	58,441	48,400
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of marketable securities - available-for-sale	1,740	525	174
Proceeds (payments) of real estate deposits	(644)	442	1,365
Principal proceeds on mortgage loans receivable	25	23	210
Investment in mortgage loans receivable	(167)	0	0
Purchase of marketable securities - available-for-sale	(54)	(132)	(57)
Proceeds from sale of real estate and other investments	1,374	22,375	13,480
Insurance proceeds received	837	0	0
Payments for acquisitions and improvements of real estate investments	(148,364)	(184,613)	(97,810)
Net cash used by investing activities	(145,253)	(161,380)	(82,638)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from sale of common shares, net of issue costs	66,679	303	139
Proceeds from mortgages payable	111,684	257,664	80,276
Proceeds from minority partner	0	54	248
Proceeds from revolving lines of credit	0	20,500	3,500
Repurchase of fractional shares and minority interest units	(14)	(15)	(17)
Distributions paid to common shareholders, net of reinvestment	(24,869)	(20,865)	(19,649)
Distributions paid to preferred shareholders	(2,372)	(2,372)	(2,372)
Distributions paid to unitholders of operating partnership	(12,747)	(10,258)	(7,881)
Distributions paid to other minority partners	(179)	(170)	(189)
Redemption of investment certificates	(11)	(2,440)	(2,312)
Principal payments on mortgages payable	(45,759)	(88,345)	(23,482)
Principal payments on revolving lines of credit and other debt	(73)	(24,086)	(76)
Net cash provided by financing activities	92,339	129,970	28,185
NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	8,965	27,031	(6,053)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	44,516	17,485	23,538
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 53,481	$ 44,516	$ 17,485

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*
for the years ended April 30, 2008, 2007, and 2006

	(in thousands)		
	2008	**2007**	**2006**
SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Distribution reinvestment plan	$ 10,518	$ 10,607	$ 10,336
Operating partnership distribution reinvestment plan	756	805	741
Real estate investment acquired through assumption of indebtedness and accrued costs	46,794	16,838	0
Other assets acquired in lieu of cash	0	6	129
Assets acquired through the issuance of minority interest units in the operating partnership	22,931	62,427	10,898
Operating partnership units converted to shares	7,753	3,411	4,006
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest on mortgages	$ 62,110	$ 56,918	$ 49,900
Interest on investment certificates	2	164	231
Interest on margin account and other	98	812	100
	$ 62,210	$ 57,894	$ 50,231

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTE 1 • ORGANIZATION

Investors Real Estate Trust ("IRET" or the "Company") is a self-advised real estate investment trust engaged in acquiring, owning and leasing multi-family and commercial real estate. IRET has elected to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856-860 of the Internal Revenue Code of 1986, as amended. REITs are subject to a number of organizational and operational requirements, including a requirement to distribute 90% of ordinary taxable income to shareholders, and, generally, are not subject to federal income tax on net income. IRET's multi-family residential properties and commercial properties are located mainly in the states of North Dakota and Minnesota, but also in the states of Colorado, Idaho, Iowa, Kansas, Montana, Missouri, Nebraska, South Dakota, Texas, Michigan and Wisconsin. As of April 30, 2008, IRET owned 72 multi-family residential properties with approximately 9,500 apartment units and 163 commercial properties, consisting of office, medical, industrial and retail properties, totaling approximately 11.5 million net rentable square feet. IRET conducts a majority of its business activities through its consolidated operating partnership, IRET Properties, a North Dakota Limited Partnership (the "Operating Partnership"), as well as through a number of other subsidiary entities.

All references to IRET or the Company refer to Investors Real Estate Trust and its consolidated subsidiaries.

NOTE 2 • BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of IRET and all subsidiaries in which it maintains a controlling interest. All intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year ends April 30th.

The accompanying consolidated financial statements include the accounts of IRET and its general partnership interest in the Operating Partnership. The Company's interest in the Operating Partnership was 73.1% and 70.9% as of April 30, 2008 and 2007, which includes 100% of the general partnership interest. The limited partners have a redemption option that they may exercise. Upon exercise of the redemption option by the limited partners, IRET has the option of redeeming the limited partners' interests ("Units") for IRET common shares of beneficial interest, on a one-for-one basis, or for cash payment to the unitholder. The redemption generally may be exercised by the limited partners at any time after the first anniversary of the date of the acquisition of the Units (provided, however, that not more than two redemptions by a limited partner may occur during each calendar year, and each limited partner may not exercise the redemption for less than 1,000 Units, or, if such limited partner holds less than 1,000 Units, for all of the Units held by such limited partner). Some limited partners have contractually agreed to a holding period of greater than one year.

The consolidated financial statements also reflect the ownership by the Operating Partnership of certain joint venture entities in which the Operating Partnership has a general partner or controlling interest. These entities are consolidated into IRET's other operations with minority interests reflecting the minority partners' share of ownership and income and expenses.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51* ("SFAS 160"). SFAS 160 changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for the Company on May 1, 2009, and most of its provisions will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The Company is currently evaluating the impact of adopting SFAS 160 on its consolidated financial statements.

NOTE 2 • *continued*

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). This new standard will significantly change the accounting for and reporting of business combination transactions in consolidated financial statements. SFAS 141(R) requires an acquiring entity to recognize acquired assets and liabilities assumed in a transaction at fair value as of the acquisition date, changes the disclosure requirements for business combination transactions and changes the accounting treatment for certain items, including contingent consideration agreements which will be required to be recorded at acquisition date fair value and acquisition costs which will be required to be expensed as incurred. SFAS 141(R) is to be applied prospectively for business combinations by the Company which close after April 30, 2009. Early adoption of the standard is prohibited. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to irrevocably elect fair value on a contract-by-contract basis as the initial and subsequent measurement attribute for many financial assets and liabilities and certain other items including property and casualty insurance contracts. SFAS 159 was effective for the Company on May 1, 2008, and it did not elect the fair value option for any of its eligible financial instruments.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 was effective for the Company on May 1, 2008. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REAL ESTATE INVESTMENTS

Real estate investments are recorded at cost less accumulated depreciation and an adjustment for impairment, if any. Acquisitions of real estate investments are recorded based upon preliminary allocations of the purchase price which are subject to adjustment as additional information is obtained, but in no case more than one year after the date of acquisition. The Company allocates the purchase price to the fair value of the tangible and intangible assets of an acquired property (which includes the land, building, and personal property) which are determined by valuing the property as if it were vacant and to fair value of the intangible assets (which include in-place leases.) The as-if-vacant value is allocated to land, buildings, and personal property based on management's determination of the relative fair values of these assets. The estimated fair value of the property is the amount that would be recoverable upon the disposition of the property. Techniques used to estimate fair value include discounted cash flow analysis and reference to recent sales of comparables. A land value is assigned based on the purchase price if land is acquired separately or based on estimated fair value if acquired in a merger or in a single or portfolio acquisition.

Above-market and below-market in-place lease intangibles for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.

Other intangible assets acquired include amounts for in-place lease values that are based upon the Company's evaluation of the specific characteristics of the leases. Factors considered in these analyses include an estimate of carrying costs and foregone rental income during hypothetical expected lease-up periods, considering current market conditions, and costs to execute similar leases. The Company also considers information about each property obtained during its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

NOTE 2 • *continued*

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The Company uses a 20-40 year estimated life for buildings and improvements and a 5-12 year estimated life for furniture, fixtures and equipment.

Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Renovations and improvements that improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life, generally five to ten years. Property sales or dispositions are recorded when title transfers and sufficient consideration has been received by the Company and the Company has no significant involvement with the property sold.

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets,* the Company periodically evaluates its long-lived assets, including its investments in real estate, for impairment indicators. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. If indicators exist, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recorded for the difference between the estimated fair value and the carrying amount of the asset. No impairment losses were recorded in fiscal year 2008.

REAL ESTATE HELD FOR SALE

Real estate held for sale is stated at the lower of its carrying amount or estimated fair value less disposal costs. Depreciation is not recorded on assets classified as held for sale.

The application of current accounting principles that govern the classification of any of our properties as held-for-sale on the balance sheet requires management to make certain significant judgments. In evaluating whether a property meets the criteria set forth in SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets* ("SFAS 144"), the Company makes a determination as to the point in time that it is probable that a sale will be consummated. It is not unusual for real estate sales contracts to allow potential buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements, often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Due to these uncertainties, it is not likely that the Company can meet the criteria of SFAS 144 prior to the sale formally closing. Therefore, any properties categorized as held-for-sale represent only those properties that management has determined are probable to close within the requirements set forth in SFAS 144.

The Company reports, in discontinued operations, the results of operations of a property that has either been disposed of or is classified as held for sale and the related gains or losses, and as a result of discontinued operations, reclassifications of prior year revenues and expenses have been made.

IDENTIFIED INTANGIBLE ASSETS AND LIABILITIES AND GOODWILL

Upon acquisition of real estate, the Company records the intangible assets and liabilities acquired (for example, if the leases in place for the real estate property acquired carry rents above the market rent, the difference is classified as an intangible asset) at their estimated fair value separate and apart from goodwill. The Company amortizes identified intangible assets and liabilities that are determined to have finite lives based on the period over which the assets and liabilities are expected to affect, directly or indirectly, the future cash flows of the real estate property acquired (generally the life of the lease). In fiscal years 2008 and 2007, respectively, the Company added $38.0 million and $16.0 million of new intangible assets, net of intangible liabilities, all of which were classified as in-place leases. The average lives of these intangibles are 11.4 years for fiscal 2008 and 4.9 years for fiscal year 2007. Amortization of intangibles related to above or below-market leases is recorded in real estate rentals in the consolidated statements of operations. Amortization of other intangibles is recorded in depreciation/amortization related to real estate investments in the consolidated statements of operations. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its estimated fair value.

NOTE 2 • *continued*

As of April 30, 2008 and 2007, respectively, the net carrying amounts of the Company's identified intangible assets and liabilities were $60.7 million and $33.2 million (net of accumulated amortization of $32.8 million and $24.1 million), respectively. The estimated annual amortization of the Company's identified intangible assets for each of the five succeeding fiscal years is as follows:

Year Ended April 30,	*(in thousands)*
2009	$ 9,723
2010	8,192
2011	6,304
2012	4,322
2013	3,330

The excess of the cost of an acquired business over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. The Company's goodwill has an indeterminate life in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* Goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill book values as of April 30, 2008 and 2007 were $1.4 million. The annual reviews for these same periods indicated no impairment. In fiscal 2008 the Company disposed of one property and two buildings of an apartment community that had goodwill assigned, and as a result, approximately $5,000 of goodwill was derecognized.

PROPERTY AND EQUIPMENT

Property and equipment consists of the administrative office buildings and equipment contained at IRET's headquarters in Minot, North Dakota, and other locations in Minneapolis, Minnesota and Omaha, Nebraska. The balance sheet reflects these assets at cost, net of accumulated depreciation. As of April 30, 2008 and 2007, the cost was $2.8 million and $2.5 million, respectively. Accumulated depreciation was $1.3 million and $1.1 million as of April 30, 2008 and 2007, respectively.

MORTGAGE LOANS RECEIVABLE

The mortgage loans receivable (which include contracts for deed) are stated at the outstanding principal balance, net of an allowance for uncollectibility. Interest income is accrued and reflected in the balance sheet. Non-performing loans are recognized as impaired in conformity with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan.* The Company evaluates the collectibility of both interest and principal of each of its loans, if circumstances warrant, to determine whether the loan is impaired. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. An allowance is recorded to reduce impaired loans to their estimated fair value. Interest on impaired loans is recognized on a cash basis.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash and highly liquid investments purchased with maturities of three months or less. Cash and cash equivalents consist of the Company's bank deposits and short-term investment certificates acquired subject to repurchase agreements, and the Company's deposits in a money market mutual fund.

MARKETABLE SECURITIES

IRET's investments in marketable securities are classified as "available-for-sale." The securities classified as "available-for-sale" represent investments in debt and equity securities which the Company intends to hold for an indefinite period of time. These securities are valued at current fair value with the resulting unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity until realized. Gains or losses on these securities are computed based on the amortized cost of the specific securities when sold.

All securities with unrealized losses are subjected to the Company's process for identifying other-than-temporary impairments. The Company records a charge to earnings to write down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be other-than-temporarily impaired. The

NOTE 2 • *continued*

assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors in making this assessment. Those factors include, but are not limited to, the length and severity of the decline in value and changes in the credit quality of the issuer or underlying assets. The Company does not engage in trading activities.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management evaluates the appropriate amount of the allowance for doubtful accounts by assessing the recoverability of individual real estate mortgage loans and rent receivables, through a comparison of their carrying amount with their estimated realizable value. Management considers tenant financial condition, credit history and current economic conditions in establishing these allowances. Receivable balances are written off when deemed uncollectible. Recoveries of receivables previously written off, if any, are recorded when received. A summary of the changes in the allowance for doubtful accounts for fiscal years ended April 30, 2008, 2007 and 2006 is as follows:

	(in thousands)		
	2008	2007	2006
Balance at beginning of year	$ 910	$ 725	$ 725
Provision	1,060	507	230
Write-off	(706)	(322)	(230)
Balance at close of year	$ 1,264	$ 910	$ 725

TAX, INSURANCE, AND OTHER ESCROW

Tax, insurance, and other escrow includes funds deposited with a lender for payment of real estate tax and insurance, and reserves for funds to be used for replacement of structural elements and mechanical equipment of certain projects. The funds are under the control of the lender. Disbursements are made after supplying written documentation to the lender.

REAL ESTATE DEPOSITS

Real estate deposits include funds held by escrow agents to be applied toward the purchase of real estate or the payment of loan costs associated with loan placement or refinancing.

DEFERRED LEASING AND LOAN ACQUISITION COSTS

Costs and commissions incurred in obtaining tenant leases are amortized on the straight-line method over the terms of the related leases. Costs incurred in obtaining long-term financing are amortized to interest expense over the life of the loan using the straight-line method, which approximates the effective interest method.

MINORITY INTERESTS

Interests in the Operating Partnership held by limited partners are represented by Units. The Operating Partnership's income is allocated to holders of Units based upon the ratio of their holdings to the total Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to minority interests in accordance with the terms of the Operating Partnership agreement.

IRET reflects minority interests in Mendota Properties LLC, IRET–BD LLC, IRET-Candlelight LLC, IRET-Golden Jack LLC, and IRET-1715 YDR LLC on the balance sheet for the portion of properties consolidated by IRET that are not wholly owned by IRET. The earnings or losses from these properties attributable to the minority interests are reflected as minority interest portion of other partnerships' income in the consolidated statements of operations.

INCOME TAXES

IRET operates in a manner intended to enable it to continue to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to shareholders. The Company intends to

NOTE 2 • *continued*

distribute all of its taxable income and realized capital gains from property dispositions within the prescribed time limits and, accordingly, there is no provision or liability for income taxes shown on the accompanying consolidated financial statements.

IRET conducts its business activity as an Umbrella Partnership Real Estate Investment Trust ("UPREIT") through its Operating Partnership. UPREIT status allows IRET to accept the contribution of real estate in exchange for Units. Generally, such a contribution to a limited partnership allows for the deferral of gain by an owner of appreciated real estate.

On May 1, 2008, IRET adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income* Taxes ("FIN 48"). The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements.

REVENUE RECOGNITION

Residential rental properties are leased under operating leases with terms generally of one year or less. Commercial properties are leased under operating leases to tenants for various terms generally exceeding one year. Lease terms often include renewal options. Rental revenue is recognized on the straight-line basis, which averages minimum required rents over the terms of the leases. Rents recognized in advance of collection are reflected as receivable arising from straight-lining of rents, net of allowance for doubtful accounts. Rent concessions, including free rent, are amortized on a straight-line basis over the terms of the related leases. This treatment of rent concessions is supported in SFAS No. 13, *Accounting for Leases*, which provides that if rentals vary from a straight-line basis, the income shall be recognized on a straight-line basis.

Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenue in the period the applicable expenditures are incurred. IRET receives payments for these reimbursements from substantially all of its multi-tenant commercial tenants throughout the year.

A number of the commercial leases provide for a base rent plus a percentage rent based on gross sales in excess of a stipulated amount. These percentage rents are recorded once the required sales level is achieved.

Interest on mortgage loans receivable is recognized in income as it accrues during the period the loan is outstanding. In the case of non-performing loans, income is recognized as discussed above in the Mortgage Loans Receivable section of this Note 2.

NET INCOME PER SHARE

Basic net income per share is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period. The Company has no potentially dilutive financial interests; the potential exchange of Units for common shares will have no effect on net income per share because Unitholders and common shareholders effectively share equally in the net income of the Operating Partnership.

NOTE 3 • CREDIT RISK

The Company is potentially exposed to credit risk for cash deposited with FDIC-insured financial institutions in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

IRET has entered into a cash management arrangement with First Western Bank with respect to deposit accounts that exceed FDIC Insurance coverage. On a daily basis, account balances are invested in United States government securities sold to IRET by First Western Bank. IRET can require First Western Bank to repurchase such securities at any time, at a purchase price equal to what IRET paid for the securities plus interest. First Western Bank automatically repurchases securities when collected amounts on deposit in IRET's deposit accounts fall below the maximum insurance amount, with the proceeds of such repurchases being transferred to IRET's deposit accounts to bring the amount on deposit back up to the threshold amount. The amounts invested by IRET pursuant to the repurchase agreement are not insured by FDIC.

NOTE 4 • PROPERTY OWNED

Property, consisting principally of real estate, is stated at cost less accumulated depreciation and totaled $1.4 billion and $1.3 billion as of April 30, 2008, and April 30, 2007, respectively.

Construction period interest of approximately, $505,000, $69,000, and $21,000, has been capitalized for the years ended April 30, 2008, 2007, and 2006, respectively.

The future minimum lease receipts to be received under non-cancellable leases for commercial properties as of April 30, 2008, assuming that no options to renew or buy out the lease are exercised, are as follows:

Year Ended April 30,	(in thousands)
2009	$ 108,758
2010	100,852
2011	85,976
2012	71,839
2013	59,844
Thereafter	303,769
	$ 731,038

During fiscal 2008, the Company incurred no losses due to impairment. For the year ended April 30, 2007, the Company incurred a loss of approximately $640,000 due to impairment of three properties and one parcel of unimproved land. For the year ended April 30, 2006, the Company incurred a loss of approximately $409,000 due to impairment on one property. The 2007 and 2006 impairment losses were related to properties which were subsequently sold; accordingly such losses are included in discontinued operations (Note 12).

NOTE 5 • MORTGAGE LOANS RECEIVABLE - NET

The mortgage loans receivable consist of two contracts for deed that are collateralized by real estate. The interest rates on these loans are 6.0% and 7.0% and they mature in fiscal 2010 and fiscal 2013. Future principal payments due under these mortgage loans as of April 30, 2008, are as follows:

Year Ended April 30,	(in thousands)
2009	$ 27
2010	364
2011	2
2012	2
2013	157
	552
Less allowance for doubtful accounts	(11)
	$ 541

There were no non-performing mortgage loans receivable as of April 30, 2008, and 2007.

NOTE 6 • MARKETABLE SECURITIES

The amortized cost and fair value of marketable securities available-for-sale at April 30, 2008 and 2007 are as follows. These marketable securities are securities of various issuers, primarily U.S. government, U.S. agency and corporate bonds, held in IRET Properties' security deposit account with Merrill Lynch:

	(in thousands)			
2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Bank certificates of deposit	$ 420	$ 0	$ 0	$ 420
	$ 420	$ 0	$ 0	$ 420

NOTE 6 • *continued*

2007		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(in thousands)							
US government & agency debt securities	$	369	$	1	$	0	$	370
Agency MBS		871		0		14		857
Corporate bonds		328		0		3		325
Bank certificates of deposit		422		0		0		422
Other		74		0		0		74
	$	2,064	$	1	$	17	$	2,048

As of April 30, 2008, the investment in bank certificates of deposit will mature in less than one year.

There was a realized gain on sale of securities available-for-sale of $42,000 for the fiscal year ended April 30, 2008. There were no realized gains or losses on sales of securities available-for-sale for the fiscal years ended April 30, 2007 and 2006.

NOTE 7 • REVOLVING LINES OF CREDIT

IRET has lines of credit with three financial institutions as of April 30, 2008. Interest payments on outstanding borrowings are due monthly. These credit facilities are summarized in the following table:

Financial Institution		Amount Available		Amount Outstanding as of April 30, 2008		Amount Outstanding as of April 30, 2007	Applicable Interest Rate as of April 30, 2008	Maturity Date	Weighted Average Int. Rate on Borrowings during fiscal year 2008
	(in thousands)								
Lines of Credit									
(1) First Western Bank & Trust	$	12,000	$	0	$	0	5.25%	12/26/11	0.0%
(2) First International Bank & Trust		10,000		0		0	5.00%	12/13/08	0.0%
(3) Bremer Bank		10,000		0		0	5.00%	09/12/08	0.0%
Total	$	32,000	$	0	$	0			

Borrowings under the lines of credit bear interest based on the following: (1) 175 basis points below the Prime Rate as published in the Wall Street Journal with a floor of 5.25% and a ceiling of 8.25%, (2) Wall Street Journal Prime Rate, and (3) Bremer Financial Corporation Reference Rate.

NOTE 8 • MORTGAGES PAYABLE

The Company's mortgages payable are collateralized by substantially all of its properties owned. The majority of the Company's mortgages payable are secured by individual properties or groups of properties, and are non-recourse to the Company, other than for standard carve-out obligations such as fraud, waste, failure to insure, environmental conditions and failure to pay real estate taxes. Interest rates on mortgages payable range from 4.50% to 9.75%, and the mortgages have varying maturity dates from June 30, 2008, through April 1, 2040.

Of the mortgages payable, the balances of fixed rate mortgages totaled $1.1 billion and $929.5 million, and the balances of variable rate mortgages totaled $11.7 million and $21.7 million as of April 30, 2008, and 2007, respectively. The Company does not utilize derivative financial instruments to mitigate its exposure to changes in market interest rates. Most of the fixed rate mortgages have substantial pre-payment penalties. As of April 30, 2008, the weighted average rate of interest on the Company's mortgage debt was 6.37%, compared to 6.43% on April 30, 2007. The aggregate amount of required future principal payments on mortgages payable as of April 30, 2008, is as follows:

NOTE 8 • *continued*

Year Ended April 30,	(in thousands)
2009	$ 44,318
2010	153,680
2011	103,094
2012	106,356
2013	51,689
Thereafter	604,721
Total payments	$ 1,063,858

NOTE 9 • TRANSACTIONS WITH RELATED PARTIES

PROPERTY ACQUISITION

During fiscal year 2008, the Company acquired a two-story office building consisting of approximately 65,000 rentable square feet, located in Fenton, Missouri, for a purchase price of $7.0 million. The Company purchased the property from entities controlled by W. David Scott, a trustee of the Company. In accordance with the requirements of the Company's Declaration of Trust, the transaction was approved by a majority of the trustees and by a majority of the independent trustees not otherwise interested in the transaction.

PURCHASE OPTION

On February 1, 2003, the Company entered into a merger agreement with the T. F. James Company. As part of the merger agreement, two affiliated entities of the T. F. James Company were granted the right to purchase certain real property acquired by the Company as a result of the merger. Charles Wm. James, a former executive officer of the Company and a former member of the Company's Board of Trustees, has an ownership interest in these entities. Under the terms of the agreement, one of the entities had the option, but not the obligation, to purchase a commercial strip mall located in Excelsior, Minnesota, for the price the Company paid to acquire the property, plus an annual Consumer Price Index increase. This option was exercised during the fourth quarter of fiscal year 2006 at a purchase price of approximately $965,000, and Mr. James resigned from the Company's Board of Trustees.

BANKING SERVICES

The Company maintains an unsecured line of credit with First International Bank and Trust, Watford City, North Dakota. During fiscal years 2008, 2007 and 2006, respectively, the Company's interest charges were approximately $0, $71,000, and $14,000, for borrowings under the First International line of credit. During fiscal year 2007, the Company entered into two mortgage loans with First International in the amounts of $450,000 and $2.4 million, respectively, paying a total of approximately $34,000 in origination fees and loan closing costs for these two loans, and paying interest on the loans of approximately $26,000 and $69,000, respectively, during fiscal year 2007, and interest of approximately $34,000 and $174,000, respectively, on the loans in fiscal year 2008. The Company also maintains a number of checking accounts with First International. In each of fiscal years 2008, 2007 and 2006, respectively, IRET paid less than $500 in total in various wire transfer and other fees charged on these checking accounts. Stephen L. Stenehjem, a member of the Company's Board of Trustees and Audit Committee, is the President and Chief Executive Officer of First International, and the bank is owned by Mr. Stenehjem and members of his family.

NOTE 10 • ACQUISITIONS AND DISPOSITIONS IN FISCAL YEARS 2008 AND 2007

PROPERTY ACQUISITIONS

IRET Properties paid approximately $154.7 million for real estate properties added to its portfolio during fiscal 2008, compared to $220.7 million paid in fiscal 2007. The fiscal 2008 and 2007 additions are detailed below.

NOTE 10 • *continued*

Fiscal 2008 *(May 1, 2007 to April 30, 2008)*

Acquisitions		*(in thousands)* Acquisition Cost
Multi-Family Residential		
96 – unit Greenfield Apartments – Omaha, NE	$	4,700
67 – unit Cottonwood Lake IV – Bismarck, ND*		6,191
		10,891
Commercial Property – Office		
20,528 sq. ft. Plymouth 5095 Nathan Lane Office Building – Plymouth, MN		2,000
78,560 sq. ft. 610 Business Center IV – Brooklyn Park, MN		6,500
64,607 sq. ft. Intertech Office Building – Fenton, MO		7,000
		15,500
Commercial Property—Medical (including Senior Housing)		
18,502 sq. ft. Barry Pointe Medical Building – Kansas City, MO		3,200
11,800 sq. ft./28 beds Edgewood Vista Billings – Billings, MT		4,250
18,488 sq. ft./36 beds Edgewood Vista East Grand Forks – East Grand Forks, MN		4,990
11,800 sq. ft./28 beds Edgewood Vista Sioux Falls – Sioux Falls, SD		3,350
55,478 sq. ft. Edina 6405 France Medical – Edina, MN**		13,615
70,934 sq. ft. Edina 6363 France Medical – Edina, MN**		13,360
57,212 sq. ft. Minneapolis 701 25th Ave Medical (Riverside) – Minneapolis, MN**		8,000
53,466 sq. ft. Burnsville 303 Nicollet Medical (Ridgeview) – Burnsville, MN		8,800
36,199 sq. ft. Burnsville 305 Nicollet Medical (Ridgeview South) – Burnsville, MN		5,900
17,640 sq. ft. Eagan 1440 Duckwood Medical – Eagan, MN		2,325
5,192 sq. ft./13 beds Edgewood Vista Belgrade – Belgrade, MT		2,100
5,194 sq. ft./13 beds Edgewood Vista Columbus – Columbus, NE		1,450
168,801 sq. ft./185 beds Edgewood Vista Fargo – Fargo, ND		25,850
5,185 sq. ft./13 beds Edgewood Vista Grand Island – Grand Island, NE		1,400
5,135 sq. ft./13 beds Edgewood Vista Norfolk – Norfolk, NE		1,300
		99,890
Commercial Property – Industrial		
50,400 sq. ft. Cedar Lake Business Center – St. Louis Park, MN		4,040
528,353 sq. ft. Urbandale Warehouse Building – Urbandale, IA		14,000
69,600 sq. ft. Woodbury 1865 Woodlane – Woodbury, MN		4,000
198,600 sq. ft. Eagan 2785 & 2795 Highway 55 – Eagan, MN		6,400
		28,440
Total Property Acquisitions	$	154,721

* Development property placed in service January 2, 2008.

** Acquisition of leasehold interests only (air rights lease and ground leases)

NOTE 10 • *continued*

Fiscal 2007 Acquisitions		*(in thousands)* Acquisition Cost
Multi-Family Residential		
192-unit Arbors Apartments – Sioux City, NE	$	7,000
154-unit Quarry Ridge Apartments – Rochester, MN		14,570
389-unit St. Cloud Apartments – St. Cloud, MN		7,800
120-unit Indian Hills Apartments – Sioux City, IA		3,120
72-unit Rum River Apartments – Isanti, MN		5,650
		38,140
Commercial Property – Office		
143,061 sq. ft. Pacific Hills – Omaha, NE		16,502
141,724 sq. ft. Corporate Center West – Omaha, NE		21,497
94,832 sq. ft. Farnam Executive Center – Omaha, NE		12,853
84,475 sq. ft. Miracle Hills One – Omaha, NE		11,950
60,942 sq. ft. Woodlands Plaza IV – Maryland Heights, MO		5,840
122,567 sq. ft. Riverport – Maryland Heights, MO		21,906
90,315 sq. ft. Timberlands – Leawood, KS		14,546
138,825 sq. ft. Flagship – Eden Prairie, MN		26,094
59,827 sq. ft. Gateway Corporate Center – Woodbury, MN		9,612
71,430 sq. ft. Highlands Ranch I – Highlands Ranch, CO		12,250
		153,050
Commercial Property – Medical (including senior housing)		
26,336 sq. ft. Fox River Cottages – Grand Chute, WI		3,200
10,796 sq. ft. St. Michael Clinic – St. Michael, MN*		2,587
		5,787
Commercial Property – Industrial		
100,850 sq. ft. Bloomington 2000 – Bloomington, MN		6,750
172,057 sq. ft. Roseville 2929 – Roseville, MN		10,300
		17,050
Commercial Property – Retail		
16,921 sq. ft. Dakota West Plaza – Minot, ND		625
14,820 sq. ft. Weston Walgreens – Weston, WI**		2,144
		2,769
Unimproved Land		
Monticello Unimproved Parcel (City) – Monticello, MN		5
St. Michaels Unimproved – St. Michael, MN		320
Monticello Unimproved Parcel (Other) – Monticello, MN		75
Weston Unimproved – Weston, WI		800
Quarry Ridge Unimproved – Rochester, MN		930
Minot Prairie Green – Minot, ND		1,750
		3,880
Total Fiscal 2007 Property Acquisitions	$	220,676

* Development property placed in service March 1, 2007.
** Development property placed in service May 1, 2006.

In addition to the above property acquisitions, in the fourth quarter of fiscal year 2007 IRET Properties issued limited partnership units with a value at issuance of approximately $5.25 million to purchase an approximately 29% ownership interest in a limited liability company in which IRET already owned a 71% interest. This entity owns the Southdale Medical Building in Edina, Minnesota, and with its acquisition of this remaining ownership interest, IRET now is the sole owner of this property.

PROPERTY DISPOSITIONS

During fiscal year 2008, IRET Properties disposed of two properties and two buildings of an apartment community for an aggregate sale price of $1.4 million, compared to 14 properties and two parcels of unimproved land for an aggregate sale price of $22.5 million in total during fiscal year 2007. Real estate assets sold by IRET during fiscal years 2008 and 2007 were as follows:

NOTE 10 • *continued*

Fiscal 2008 Dispositions	Sales Price	Book Value and Sales Cost	Gain/Loss
	(in thousands)		
Multi-Family Residential			
405 Grant Ave (Lonetree) Apartments – Harvey, ND	$ 185	$ 184	$ 1
Sweetwater Apartments – Devils Lake, ND	940	430	510
	1,125	614	511
Commercial Property – Office			
Minnetonka Office Buildings – Minnetonka, MN	310	307	3
	310	307	3
Total Fiscal 2008 Property Dispositions	$ 1,435	$ 921	$ 514

Fiscal 2007 Dispositions	Sales Price	Book Value and Sales Cost	Gain/Loss
	(in thousands)		
Multi-Family Residential			
60-unit Clearwater Apartments – Boise, ID	$ 4,000	$ 3,413	$ 587
122-unit Park East Apartments – Fargo, ND	6,188	4,476	1,712
	10,188	7,889	2,299
Commercial Property – Office			
5,640 sq. ft. Greenwood Office – Greenwood, MN	1,500	961	539
	1,500	961	539
Commercial Property – Medical (senior housing)			
29,408 sq. ft. Wedgewood Sweetwater – Lithia Springs, GA	4,550	3,836	714
	4,550	3,836	714
Commercial Property – Retail			
4,560 sq. ft. Moundsview Bakery – Mounds View, MN	380	287	93
3,571 sq. ft. Howard Lake C-Store – Winsted, MN	550	374	176
6,225 sq. ft. Wilmar Sam Goody – Wilmar, MN	450	409	41
3,571 sq. ft. Winsted C-Store – Winsted, MN	190	214	(24)
7,700 sq. ft. Buffalo Strip Center – Buffalo, MN	800	667	133
4,800 sq. ft. Glencoe C-Store – Glencoe, MN	350	344	6
5,216 sq. ft. Long Prairie C-Store – Long Prairie, MN	302	304	(2)
5,600 sq. ft. Faribault Checkers Auto – Faribault, MN	525	337	188
4,800 sq. ft. Paynesville C-Store – Paynesville, MN	149	150	(1)
6,800 sq. ft. Prior Lake Strip Center I – Prior Lake, MN	1,105	993	112
4,200 sq. ft. Prior Lake Strip Center III – Prior Lake, MN	545	465	80
	5,346	4,544	802
Unimproved Land			
IGH Land – Inver Grove Heights, MN	900	613	287
Long Prairie Unimproved Land – Long Prairie, MN	59	60	(1)
	959	673	286
Total Fiscal 2007 Property Dispositions	$ 22,543	$ 17,903	$ 4,640

NOTE 11 • OPERATING SEGMENTS

IRET reports its results in five reportable segments: multi-family residential properties, and commercial office, medical (including senior housing), industrial and retail properties. Our reportable segments are aggregations of similar properties. The accounting policies of each of these segments are the same as those described in Note 2. We disclose segment information in accordance with SFAS 131, *Disclosures about Segments of an Enterprise and Related Disclosures* ("SFAS 131"). SFAS 131 requires that segment disclosures present the measure(s) used by the chief operating decision maker for purposes of assessing segment performance.

NOTE 11 • *continued*

Segment information in this report is presented based on net operating income, which we define as total revenues less property operating expenses and real estate taxes. The following tables present revenues and net operating income for the fiscal years ended April 30, 2008, 2007 and 2006 from our five reportable segments, and reconcile net operating income of reportable segments to operating income as reported. Segment assets are also reconciled to Total Assets as reported in the consolidated financial statements.

	(in thousands)					
Year Ended April 30, 2008	**Multi-Family Residential**	**Commercial-Office**	**Commercial-Medical**	**Commercial-Industrial**	**Commercial-Retail**	**Total**
Real estate revenue	$ 72,827	$ 84,042	$ 38,412	$ 11,691	$ 14,198	$ 221,170
Real estate expenses	34,637	36,206	9,756	2,529	4,277	87,405
Net operating income	$ 38,190	$ 47,836	$ 28,656	$ 9,162	$ 9,921	133,765
Interest						(63,439)
Depreciation/amortization						(51,518)
Administrative, advisory and trustee fees						(5,203)
Operating expenses						(1,344)
Non-operating income						2,760
Income before minority interest and discontinued operations and gain on sale of other investments						$ 15,021

	(in thousands)					
Year Ended April 30, 2007	**Multi-Family Residential**	**Commercial-Office**	**Commercial-Medical**	**Commercial-Industrial**	**Commercial-Retail**	**Total**
Real estate revenue	$ 66,972	$ 73,603	$ 34,783	$ 8,091	$ 14,089	$ 197,538
Real estate expenses	31,454	30,475	8,675	1,253	4,475	76,332
Net operating income	$ 35,518	$ 43,128	$ 26,108	$ 6,838	$ 9,614	121,206
Interest						(58,424)
Depreciation/amortization						(45,501)
Administrative, advisory and trustee fees						(4,451)
Operating expenses						(1,240)
Non-operating income						2,665
Income before minority interest and discontinued operations and gain on sale of other investments						$ 14,255

	(in thousands)					
Year Ended April 30, 2006	**Multi-Family Residential**	**Commercial-Office**	**Commercial-Medical**	**Commercial-Industrial**	**Commercial-Retail**	**Total**
Real estate revenue	$ 61,669	$ 57,483	$ 31,670	$ 6,372	$ 12,977	$ 170,171
Real estate expenses	29,702	23,601	8,314	1,252	3,944	66,813
Net operating income	$ 31,967	$ 33,882	$ 23,356	$ 5,120	$ 9,033	$ 103,358
Interest						(50,677)
Depreciation/amortization						(37,639)
Administrative, advisory and trustee fees						(3,894)
Operating expenses						(1,269)
Non-operating income						1,240
Income before minority interest and discontinued operations and gain on sale of other investments						$ 11,119

NOTE 11 • *continued*

Segment Assets and Accumulated Depreciation

As of April 30, 2008	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
	(in thousands)					
Segment assets						
Property owned	$ 510,697	$ 556,712	$ 359,986	$ 104,060	$ 116,804	$ 1,648,259
Less accumulated depreciation/amortization	(101,964)	(58,095)	(32,466)	(10,520)	(16,334)	(219,379)
Total property owned	$ 408,733	$ 498,617	$ 327,520	$ 93,540	$ 100,470	$ 1,428,880
Cash						53,481
Marketable securities						420
Receivables and other assets						107,947
Development in progress						22,856
Unimproved land						3,901
Mortgage receivables						541
Total Assets						$ 1,618,026

As of April 30, 2007	Multi-Family Residential	Commercial-Office	Commercial-Medical	Commercial-Industrial	Commercial-Retail	Total
	(in thousands)					
Segment assets						
Property owned	$ 489,644	$ 536,431	$ 274,779	$ 75,257	$ 113,176	$ 1,489,287
Less accumulated depreciation/amortization	(89,541)	(44,204)	(24,787)	(8,257)	(13,755)	(180,544)
Total property owned	$ 400,103	$ 492,227	$ 249,992	$ 67,000	$ 99,421	$ 1,308,743
Cash						44,516
Marketable securities						2,048
Receivables and other assets						72,291
Development in progress						3,498
Unimproved land						3,894
Mortgage receivables						399
Total Assets						$ 1,435,389

NOTE 12 • DISCONTINUED OPERATIONS

SFAS No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets,* requires the Company to report in discontinued operations the results of operations of a property that has either been disposed of or is classified as held for sale. It also requires that any gains or losses from the sale of a property be reported in discontinued operations. There were no properties classified as held for sale as of April 30, 2008, 2007 or 2006. The following information shows the effect on net income, net of minority interest, and the gains or losses from the sale of properties classified as discontinued operations for the fiscal years ended April 30, 2008, 2007 and 2006.

NOTE 12 • *continued*

	(in thousands)		
	2008	2007	2006
REVENUE			
Real estate rentals	$ 208	$ 1,609	$ 3,528
Tenant reimbursement	2	66	287
TOTAL REVENUE	210	1,675	3,815
OPERATING EXPENSE			
Interest	0	415	950
Depreciation/amortization related to real estate investments	47	299	694
Utilities	35	205	261
Maintenance	22	214	386
Real estate taxes	28	202	445
Insurance	4	31	65
Property management expenses	22	132	236
Administrative expenses	0	2	1
Other operating expenses	0	9	25
Loss on impairment of real estate	0	640	409
TOTAL OPERATING EXPENSE	158	2,149	3,472
Operating (loss) income	52	(474)	343
Non-operating income	0	0	1
Income before minority interest and gain on sale	52	(474)	344
Minority interest	(153)	(1,082)	(813)
Gain on sale of discontinued operations	514	4,640	3,270
DISCONTINUED OPERATIONS, NET	$ 413	$ 3,084	$ 2,801
Segment Data			
Multi-Family Residential	$ 415	$ 1,783	$ 57
Commercial - Office	(2)	392	70
Commercial - Medical	0	605	259
Commercial - Industrial	0	0	0
Commercial - Retail	0	170	2,383
Unimproved Land	0	134	32
Total	$ 413	$ 3,084	$ 2,801

	(in thousands)		
	2008	2007	2006
Property Sale Data			
Sales price	$ 1,435	$ 22,543	$ 14,198
Net book value and sales costs	921	17,903	10,928
Gain on sale of discontinued operations	$ 514	$ 4,640	$ 3,270

NOTE 13 • EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. The Company has no outstanding options, warrants, convertible stock or other contractual obligations requiring issuance of additional common shares that would result in a dilution of earnings. While Units can be exchanged for shares on a one-for-one basis after a minimum holding period of one year, the exchange of Units for common shares has no effect on diluted earnings per share, as Unitholders and common shareholders effectively share equally in the net income of the Operating Partnership. The following table presents a reconciliation of the numerator and denominator used to calculate basic and diluted earnings per share reported in the consolidated financial statements for the fiscal years ended April 30, 2008, 2007, and 2006:

NOTE 13 • *continued*

	For Years Ended April 30, *(in thousands, except per share data)*		
	2008	**2007**	**2006**
NUMERATOR			
Income from continuing operations	$ 11,675	$ 11,026	$ 8,766
Discontinued operations	413	3,084	2,801
Net income	12,088	14,110	11,567
Dividends to preferred shareholders	(2,372)	(2,372)	(2,372)
Numerator for basic earnings per share – net income available to common shareholders	9,716	11,738	9,195
Minority interest portion of operating partnership income	3,677	4,299	2,705
Numerator for diluted earnings per share	$ 13,393	$ 16,037	$ 11,900
DENOMINATOR			
Denominator for basic earnings per share weighted average shares	$ 53,060	$ 47,672	$ 45,717
Effect of dilutive securities convertible operating partnership units	20,417	17,017	13,329
Denominator for diluted earnings per share	$ 73,477	$ 64,689	$ 59,046
Earnings per common share from continuing operations – basic and diluted	$ .17	$ .18	$ .14
Earnings per common share from discontinued operations – basic and diluted	.01	.06	.06
NET INCOME PER COMMON SHARE – BASIC & DILUTED	$ .18	$ .24	$ .20

NOTE 14 • RETIREMENT PLANS

IRET sponsors a defined contribution profit sharing retirement plan and a defined contribution 401(k) plan. IRET's defined contribution profit sharing retirement plan is available to employees over the age of 21 who have completed one year of service. Participation in IRET's defined contribution 401(k) plan is available to all employees over the age of 21 immediately upon their employment with the Company, and employees participating in the 401(k) plan may contribute up to maximum levels established by the IRS. Employer contributions to the profit sharing and 401(k) plans are at the discretion of the Company's management. IRET currently contributes 4.5% of the salary of each employee participating in the profit sharing plan, and 3% of the salary of each employee participating in the 401(k) plan, for a total contribution of 7.5% of the salary of each of the employees participating in both plans. Contributions by IRET to these plans on behalf of employees totaled approximately $305,000 in fiscal year 2008, $258,000 in fiscal year 2007 and $218,000 in fiscal year 2006.

NOTE 15 • COMMITMENTS AND CONTINGENCIES

Ground Leases. As of April 30, 2008, the Company is a tenant under operating ground or air rights leases on eleven of its properties. The Company pays a total of approximately $503,000 per year in rent under these ground leases, which have remaining terms ranging from 4 to 92 years, and expiration dates ranging from July 2012 to October 2100. The Company has renewal options for five of the eleven ground leases, and rights of first offer or first refusal for the remainder.

The expected timing of ground and air rights lease payments as of April 30, 2008 is as follows:

	(in thousands)
Year Ended April 30,	**Lease Payments**
2009	$ 503
2010	503
2011	503
2012	503
2013	503
Thereafter	24,061
Total	$ 26,576

Legal Proceedings. IRET is involved in various lawsuits arising in the normal course of business. Management believes that such matters will not have a material effect on the Company's financial statements.

NOTE 15 • *continued*

Environmental Matters. It is generally IRET's policy to obtain a Phase I environmental assessment of each property that the Company seeks to acquire. Such assessments have not revealed, nor is the Company aware of, any environmental liabilities that IRET believes would have a material adverse effect on IRET's financial position or results of operations. IRET owns properties that contain or potentially contain (based on the age of the property) asbestos or lead, or have underground fuel storage tanks. For certain of these properties, the Company estimated the fair value of the conditional asset retirement obligation in accordance with FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, or FIN 47, and chose not to book a liability, because the amounts involved were immaterial. With respect to certain other properties, the Company has not recorded any related asset retirement obligation, as the fair value of the liability cannot be reasonably estimated, due to uncertainties in the timing and manner of settlement of these obligations.

Purchase Options. The Company has granted options to purchase certain IRET properties to tenants in these properties, under lease agreements. In general, the options grant the tenant the right to purchase the property at the greater of such property's appraised value or an annual compounded increase of a specified percentage of the initial cost of the property to IRET. The property cost and gross rental revenue of these properties are as follows:

	(in thousands)			
		Gross Rental Revenue		
Property	**Investment Cost**	**2008**	**2007**	**2006**
Abbott Northwest-Sartell, MN	$ 12,653	$ 1,292	$ 1,252	$ 1,233
Edgewood Vista-Belgrade, MT	2,135	31	0	0
Edgewood Vista-Billings, MT	4,289	66	0	0
Edgewood Vista-Bismarck, ND	10,903	985	980	653
Edgewood Vista-Brainerd, MN	10,667	971	968	645
Edgewood Vista-Columbus, NE	1,481	21	0	0
Edgewood Vista East Grand Forks, MN	5,027	78	0	0
Edgewood Vista-Fargo, ND	26,322	310	0	0
Edgewood Vista-Fremont, NE	588	69	68	62
Edgewood Vista-Grand Island, NE	1,431	20	0	0
Edgewood Vista-Hastings, NE	606	69	68	63
Edgewood Vista-Hermantown I, MN	11,749	1,557	1,472	1,472
Edgewood Vista-Hermantown II, MN	22,209	1,127	1,124	749
Edgewood Vista-Kalispell, MT	624	72	72	62
Edgewood Vista-Missoula, MT	999	132	132	120
Edgewood Vista-Norfolk, NE	1,332	19	0	0
Edgewood Vista-Omaha, NE	676	77	76	70
Edgewood Vista-Sioux Falls, SD	3,380	52	0	0
Edgewood Vista-Spearfish, SD	6,792	612	608	406
Edgewood Vista-Virginia, MN	17,207	1,381	1,320	1,320
Fox River Cottage - Grand Chute, WI	3,956	387	260	0
Great Plains Software - Fargo, ND	15,375	1,876	1,876	1,876
Healtheast - Woodbury & Maplewood, MN	21,601	2,032	2,032	2,032
Minnesota National Bank - Duluth, MN	2,104	205	135	100
St. Michael Clinic - St. Michael, MN	2,851	229	35	0
Stevens Point - Stevens Point, WI	15,020	1,279	630	102
Total	$ 201,977	$ 14,949	$ 13,108	$ 10,965

Income Guarantees. In connection with its acquisition in April 2004 of a portfolio of properties located in and near Duluth, Minnesota, the Company received from the seller of the properties a guarantee, for five years from the closing date of the acquisition, of a specified minimum amount of annual net operating income, before debt service (principal and interest payments), from two of the properties included in the portfolio. As of April 30, 2008, the Company has recorded a receivable for payment of approximately $204,000 under this guarantee.

Restrictions on Taxable Dispositions. Approximately 129 of the Company's properties, consisting of approximately 7.3 million square feet of our combined commercial segment's properties and 4,056 apartment units, are subject to restrictions on taxable dispositions under agreements entered into with some of the sellers or contributors of the properties. The real estate investment amount of these properties (net of accumulated depreciation) was approximately $870.3 million at April 30, 2008. The restrictions on taxable dispositions are effective for varying periods. The terms of these agreements generally prevent us from selling the properties in taxable transactions. The Company does not believe that the agreements materially affect the conduct of its business or its decisions whether to dispose of restricted properties during the restriction period because the Company generally holds these and its other properties for investment purposes, rather than for sale. Historically, however, where the Company has deemed it to be in its shareholders' best interests to dispose of restricted properties, the Company has done so through transactions structured as tax-deferred transactions under Section 1031 of the Internal Revenue Code.

Redemption Value of UPREIT Units. The limited partnership units ("UPREIT Units") of the Company's operating partnership, IRET Properties, are redeemable at the option of the holder for cash, or, at our option, for the Company's common shares of beneficial interest on a one-for-one basis, after a minimum one-year holding period. All UPREIT Units receive the same cash distributions as those paid on common shares. UPREIT Units are redeemable for an amount of cash per Unit equal to the average of the daily market price of an IRET common share for the ten consecutive trading days immediately preceding the date of valuation of the Unit. As of April 30, 2008 and 2007, the aggregate redemption value of the then-outstanding UPREIT Units of the operating partnership owned by limited partners was approximately $218 million and $216 million, respectively.

Joint Venture Buy/Sell Options. Certain of our joint venture agreements contain buy/sell options in which each party under certain circumstances has the option to acquire the interest of the other party, but do not generally require that we buy our partners' interests. We have one joint venture which allows our unaffiliated partner, at its election, to require that we buy its interest at a purchase price to be determined by an appraisal conducted in accordance with the terms of the agreement, or at a negotiated price. In accordance with Statement of Accounting Standards No. 5, *Accounting for Contingencies*, we have not recorded a liability or the related asset that would result from the acquisition in connection with the above potential obligation because the probability of our unaffiliated partner requiring us to buy their interest is not currently determinable, and we are unable to estimate the amount of the payment required for that purpose.

Development Projects. The Company has certain funding commitments under contracts for property development and renovation projects. As of April 30, 2008, IRET's funding commitments included the following:

Southdale Medical Building Expansion Project: In July 2007, the Company signed a lease with an anchor tenant committing the Company to construct an approximately 27,750 square foot addition to the Company's existing Southdale Medical Building located in Edina, Minnesota. The estimated cost of this expansion project is approximately $10.9 million, including relocation, tenant improvement and leasing costs expected to be incurred to relocate tenants in the existing facility. Construction began in September 2007, and the expansion project is scheduled for completion in July 2008. As of April 30, 2008, the Company has incurred approximately $5.5 million in construction costs for this expansion project.

IRET Corporate Plaza: During fiscal year 2007, the Company purchased an unimproved parcel of land in Minot, North Dakota for approximately $1.8 million. The Company is constructing a mixed-use project on this site, to consist of approximately 67 apartments and 60,100 rentable square feet of office and retail space. The Company plans to move its Minot, North Dakota offices to this location, occupying approximately one-third of the proposed office/retail space. Current estimates are that the project will be completed in the second quarter of the Company's fiscal year 2009, at a total cost of approximately $20.7 million. As of April 30, 2008, the Company has incurred approximately $9.2 million of the estimated construction cost of this project.

2828 Chicago Avenue Medical Building: In fiscal year 2006, IRET purchased an approximately 55,000 square foot, five-story medical office building located in Minneapolis, Minnesota. During fiscal year 2007, IRET committed to construct an approximately 56,000 square foot medical office building adjacent to the existing structure, and an adjoining parking ramp, with a planned project completion date of August 2008 and an estimated total project cost of $15.7 million. As of April 30, 2008, approximately 73% of this new medical office building was pre-leased to two tenants. Construction on the project began in August 2007, and as of April 30, 2008, the Company has incurred approximately $8.2 million in construction costs.

Crosstown Circle Office Building, Eden Prairie, MN. The Company's Crosstown Circle Office Building in Eden Prairie, Minnesota was acquired in October 2004 from Best Buy Company, which is leasing all but 7,500 square feet of the 185,000 square foot building under a master lease expiring September 30, 2010. Under the terms of the

NOTE 15 • *continued*

financing obtained by the Company for this building, the Company is obligated to fund a leasing reserve account in the event that a specified occupancy level is not met at the time the Best Buy master lease expires. The amount to be deposited in the leasing reserve account would be calculated by multiplying a specified amount per square foot by the difference between the specified occupancy level and the building's actual occupied square feet. The maximum amount the Company would be required to deposit in such leasing reserve account is $4,625,000. Funds in the leasing reserve account would be released as leases for vacant space in the building are executed.

Pending Acquisitions. As of April 30, 2008, the Company had signed purchase agreements to acquire a 36-unit multi-family apartment complex in Isanti, Minnesota, for a purchase price of $3.1 million and a small office building in Bismarck, North Dakota, for a purchase price of $2.2 million. These pending acquisitions are subject to various closing conditions and contingencies, and no assurances can be given that these transactions will be completed.

The Company also continues to work to close a previously-announced proposed acquisition of a two-building senior housing complex located in Minot, North Dakota, consisting of two single-story facilities containing approximately 93,708 square feet and 9,693 square feet, respectively, with a combined total of 184 units/beds, for a purchase price of $14.8 million. The Company had expected to close this acquisition prior to its April 30, 2008 fiscal year end; negotiations with the sellers and lenders to the project are continuing, but the Company currently has no firm estimate of when this proposed acquisition transaction may be completed, or negotiations terminated. This pending acquisition is subject to various closing conditions and contingencies, and no assurances can be given that this transaction will be completed.

NOTE 16 • FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Mortgage Loans Receivable. Fair values are based on the discounted value of future cash flows expected to be received for a loan using current rates at which similar loans would be made to borrowers with similar credit risk and the same remaining maturities. Terms are short term in nature and carrying value approximates the estimated fair value.

Cash and Cash Equivalents. The carrying amount approximates fair value because of the short maturity.

Marketable Securities. The fair values of these instruments are estimated based on quoted market prices for the security.

Other Debt. The fair value of other debt is estimated based on the discounted cash flows of the loan using current market rates.

Mortgages Payable. For variable rate loans that re-price frequently, fair values are based on carrying values. The fair value of fixed rate loans is estimated based on the discounted cash flows of the loans using current market rates.

The estimated fair values of the Company's financial instruments as of April 30, 2008 and 2007, are as follows:

	(in thousands)			
	2008		**2007**	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
FINANCIAL ASSETS				
Mortgage loans receivable	$ 541	$ 541	$ 399	$ 399
Cash and cash equivalents	53,481	53,481	44,516	44,516
Marketable securities - available-for-sale	420	420	2,048	2,048
FINANCIAL LIABILITIES				
Other debt	73	74	146	148
Mortgages payable	1,063,858	1,079,986	951,139	944,843

NOTE 17 • COMMON AND PREFERRED SHARES OF BENEFICIAL INTEREST AND SHAREHOLDERS' EQUITY

Distribution Reinvestment Plan and Share Purchase. During each of fiscal years 2008 and 2007, IRET issued 1.2 million common shares pursuant to its distribution reinvestment and share purchase plan, at a total value at issuance of $11.4 million and $11.4 million, respectively. IRET's distribution reinvestment plan is available to common shareholders of IRET and all limited partners of IRET Properties. Under the distribution reinvestment plan, shareholders or limited partners may elect to have all or a portion of their distributions used to purchase additional IRET common shares, and may elect to make voluntary cash contributions for the purchase of IRET common shares, at a discount (currently 5%) from the market price.

Conversion of Units to Common Shares. During fiscal years 2008 and 2007, respectively, 1.1 million and 0.4 million Units were converted to common shares, with a total value of $7.8 million and $3.4 million included in shareholders' equity.

Issuance of Common Shares. In October 2007, the Company sold 6.9 million common shares at $10.20 per share in an underwritten public offering, for net proceeds to the Company of approximately $66.4 million, after payment of commissions and other expenses of the offering. The Company conducted no public offerings of common shares in fiscal years 2007 and 2006, other than sales of common shares under its Distribution Reinvestment Plan.

Series A Cumulative Redeemable Preferred Shares of Beneficial Interest. During fiscal year 2004, the Company issued 1,150,000 shares of 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest for total proceeds of $27.3 million, net of selling costs. Holders of the Company's Series A Cumulative Redeemable Preferred Shares of Beneficial Interest are entitled to receive dividends at an annual rate of 8.25% of the liquidation preference of $25 per share, or $2.0625 per share per annum. These dividends are cumulative and payable quarterly in arrears. The shares are not convertible into or exchangeable for any other property or any other securities of the Company at the election of the holders. However, on or after April 26, 2009 (or sooner, under limited circumstances), the Company, at its option, may redeem the shares at a redemption price of $25.00 per share, plus any accrued and unpaid distributions through the date of redemption. The shares have no maturity date and will remain outstanding indefinitely unless redeemed by the Company.

NOTE 18 • QUARTERLY RESULTS OF CONSOLIDATED OPERATIONS *(unaudited)*

	(in thousands, except per share data)			
QUARTER ENDED	**July 31, 2007**	**October 31, 2007**	**January 31, 2008**	**April 30, 2008**
Revenues	$ 53,573	$ 54,211	$ 54,424	$ 58,962
Operating Income	$ 3,276	$ 3,243	$ 2,818	$ 2,924
Net Income available to common shareholders	$ 2,388	$ 2,243	$ 2,390	$ 2,695
Net Income per common share - basic & diluted	$ .05	$ .04	$ .04	$ .05

	(in thousands, except per share data)			
QUARTER ENDED	**July 31, 2006**	**October 31, 2006**	**January 31, 2007**	**April 30, 2007**
Revenues	$ 44,268	$ 48,571	$ 51,033	$ 53,666
Operating Income	$ 3,009	$ 2,243	$ 3,276	$ 3,062
Net Income available to common shareholders	$ 2,520	$ 2,915	$ 2,861	$ 3,442
Net Income per common share - basic & diluted	$ .05	$ .06	$ .06	$ .07

The above financial information is unaudited. In the opinion of management, all adjustments (which are of a normal recurring nature) have been included for a fair presentation.

NOTE 19 • SUBSEQUENT EVENTS

Common and Preferred Share Distributions. On June 30, 2008, the Company paid a distribution of 51.56 cents per share on the Company's Series A Cumulative Redeemable Preferred Shares to preferred shareholders of record on June 16, 2008. On July 1, 2008, the Company paid a distribution of 16.85 cents per share on the Company's common shares and units, to common shareholders and Unitholders of record on June 16, 2008. This common share/unit distribution represented an increase of .05 cents or 0.3% over the previous regular quarterly distribution of 16.80 cents per common share/unit paid April 1, 2008.

NOTE 19 • *continued*

Closed Acquisitions. Subsequent to its April 30, 2008 fiscal year end, the Company closed on the acquisition of several small apartment buildings in Minot, North Dakota, with a total of 52 units, for a total purchase price of $2.5 million, including the issuance to the seller of 191,596 UPREIT units valued at $10.20 per unit. The Company also acquired, subsequent to its fiscal 2008 year end, a parcel of vacant land in Bismarck, North Dakota, for a purchase price of approximately $576,000. This vacant parcel adjoins the Company's existing Cottonwoods apartment complexes in Bismarck.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of
Investors Real Estate Trust
Minot, North Dakota

We have audited the consolidated financial statements of Investors Real Estate Trust and subsidiaries (the "Company") as of April 30, 2008 and 2007, and for each of the three fiscal years in the period ended April 30, 2008 and the Company's internal control over financial reporting as of April 30, 2008, and have issued our reports thereon dated July 11, 2008; such reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedules of the Company listed in the table of contents to the consolidated financial statements. These consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Minneapolis, Minnesota
July 11, 2008

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2008

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

	(in thousands)			
	Column A	Column B	Column C	Column E
Description	Balance at Beginning of Year	Additions Charged Against Operations	Uncollectible Accounts Written-off	Balance at End of Year
Fiscal Year Ended April 30, 2008				
Allowance for doubtful accounts	$ 910	$ 1,060	$ (706)	$ 1,264
Fiscal Year Ended April 30, 2007				
Allowance for doubtful accounts	$ 725	$ 507	$ (322)	$ 910
Fiscal Year Ended April 30, 2006				
Allowance for doubtful accounts	$ 725	$ 230	$ (230)	$ 725

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2008

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Multi-Family Residential										
17 S Main Apartments - Minot, ND	$ 0	$ 0	$ 0	$ 222	$ 0	$ 222	$ 222	$ (9)	2006	40 years
408 1st Street SE - Minot, ND	0	10	35	4	12	37	49	(36)	1986	40 years
Applewood On The Green - Omaha, NE	6,887	706	9,589	2,634	930	11,999	12,929	(2,144)	2001	40 years
Arbors Apts - S Sioux City, NE	4,331	350	6,625	444	366	7,053	7,419	(344)	2006	40 years
Boulder Court - Eagan, MN	4,259	1,067	5,498	1,009	1,258	6,316	7,574	(773)	2003	40 years
Brookfield Village Apartments - Topeka, KS	4,971	509	6,698	693	574	7,326	7,900	(864)	2003	40 years
Candlelight Apartments - Fargo, ND	1,426	80	758	998	216	1,620	1,836	(614)	1992	24-40 years
Canyon Lake Apartments - Rapid City, SD	2,751	305	3,957	206	324	4,144	4,468	(691)	2001	40 years
Castle Rock - Billings, MT	3,434	736	4,864	1,106	817	5,889	6,706	(1,435)	1998	40 years
Chateau Apartments - Minot, ND	1,834	122	2,224	870	167	3,049	3,216	(745)	1998	12-40 years
Colonial Villa - Burnsville, MN	8,518	2,401	11,515	1,882	2,623	13,175	15,798	(1,623)	2003	40 years
Colton Heights Properties - Minot, ND	569	80	734	245	110	949	1,059	(612)	1984	40 years
Cottonwood Community - Bismarck, ND	7,379	1,056	17,372	1,938	1,182	19,184	20,366	(3,195)	1997	40 years
Country Meadows Community - Billings, MT	5,488	492	7,809	620	519	8,402	8,921	(1,948)	1995	33-40 years
Crestview Apartments - Bismarck, ND	4,294	235	4,290	716	442	4,799	5,241	(1,859)	1994	24-40 years
Crown Colony Apartments - Topeka, KS	6,591	620	9,955	1,083	720	10,938	11,658	(2,409)	1999	40 years
Dakota Hill At Valley Ranch - Irving, TX	23,145	3,650	33,810	2,029	3,864	35,625	39,489	(7,403)	2000	40 years
East Park Apartments - Sioux Falls, SD	1,619	115	2,406	423	153	2,791	2,944	(434)	2002	40 years
Forest Park Estates - Grand Forks, ND	6,372	810	5,579	3,306	1,071	8,624	9,695	(2,991)	1993	24-40 years
Greenfield Apartments - Omaha, NE	3,650	578	4,122	117	580	4,237	4,817	(39)	2007	40 years
Heritage Manor - Rochester, MN	4,827	403	6,969	1,092	411	8,053	8,464	(2,056)	1998	40 years
Indian Hills Apartments - Sioux City, IA	0	294	2,920	1,847	295	4,766	5,061	(90)	2007	40 years
Jenner Properties - Grand Forks, ND	1,662	184	1,514	670	264	2,104	2,368	(557)	1997	40 years
Kirkwood Manor - Bismarck, ND	1,981	449	2,725	1,136	528	3,782	4,310	(1,068)	1997	12-40 years
Lancaster Place - St. Cloud, MN	1,258	289	2,899	629	410	3,407	3,817	(757)	2000	40 years
Legacy Community - Grand Forks, ND	17,646	1,362	21,728	4,377	1,929	25,538	27,467	(5,040)	1995-2004	24-40 years
Magic City Apartments - Minot, ND	2,808	370	3,875	1,431	506	5,170	5,676	(1,416)	1997	12-40 years
Meadows Community - Jamestown, ND	2,861	590	4,518	955	626	5,437	6,063	(1,092)	1998	40 years
Miramont Apartments - Fort Collins, CO	11,202	1,470	12,765	1,152	1,565	13,822	15,387	(4,022)	1996	40 years
Monticello Apartments - Monticello, MN	3,201	490	3,756	243	585	3,904	4,489	(425)	2004	40 years
Neighborhood Apartments - Colorado Springs, CO	10,099	1,034	9,811	2,571	1,141	12,275	13,416	(3,502)	1997	40 years
North Pointe - Bismarck, ND	2,134	144	2,243	120	157	2,350	2,507	(745)	1995	24-40 years
Oakmont Apartments - Sioux Falls, SD	3,797	423	4,837	126	429	4,957	5,386	(773)	2002	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2008

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Multi-Family Residential - *continued*										
Oakwood - Sioux Falls, SD	$ 3,547	$ 543	$ 2,784	$ 3,211	$ 751	$ 5,787	$ 6,538	$ (2,090)	1993	40 years
Olympic Village - Billings, MT	7,773	1,164	10,441	1,352	1,396	11,561	12,957	(2,349)	2000	40 years
Olympik Village Apartments - Rochester, MN	5,083	1,034	6,109	484	1,073	6,554	7,627	(533)	2005	40 years
Oxbow - Sioux Falls, SD	3,865	404	3.152	2,023	472	5,107	5,579	(1,692)	1994	24-40 years
Park Meadows Community - Waite Park, MN	9,810	1,143	9,099	3,892	1,448	12,686	14,134	(4,216)	1997	40 years
Pebble Springs - Bismarck, ND	358	7	749	70	35	791	826	(182)	1999	40 years
Pinecone Apartments - Fort Collins, CO	9,963	905	12,105	1,297	1,020	13,287	14,307	(4,306)	1995	40 years
Pinehurst Apartments - Billings, MT	427	72	687	63	74	748	822	(121)	2002	40 years
Pointe West - Rapid City, SD	2,949	240	3,538	1,033	304	4,507	4,811	(1,608)	1994	24-40 years
Prairie Winds Apartments - Sioux Falls, SD	1,572	144	1,816	310	207	2,063	2,270	(799)	1993	24-40 years
Prairiewood Meadows - Fargo, ND	2,596	280	2,531	757	334	3,234	3,568	(649)	2000	40 years
Quarry Ridge Apartments - Rochester, MN	12,840	1,312	13,362	78	1,318	13,434	14,752	(548)	2006	40 years
Ridge Oaks - Sioux City, IA	2,663	178	4,073	1,019	250	5,020	5,270	(1,126)	2001	40 years
Rimrock Apartments - Billings, MT	2,242	330	3,489	381	375	3,825	4,200	(861)	1999	40 years
Rocky Meadows - Billings, MT	3,186	656	5,726	658	741	6,299	7,040	(1,877)	1995	40 years
Rum River Apartments - Isanti, MN	3,964	843	4,823	2	843	4,825	5,668	(126)	2007	40 years
SCSH Campus Heights Apartments - St. Cloud, MN	0	110	628	9	110	637	747	(19)	2007	40 years
SCSH Campus Plaza Apartments - St. Cloud, MN	0	54	310	4	54	314	368	(10)	2007	40 years
SCSH Campus Knoll I Apartments - St. Cloud, MN	1,064	266	1,512	18	265	1,531	1,796	(47)	2007	40 years
SCSH University Park Place Apartments - St. Cloud, MN	0	78	451	10	78	461	539	(14)	2007	40 years
SCSH Cornerstone Apartments - St. Cloud, MN	0	54	311	2	54	313	367	(10)	2007	40 years
SCSH Campus Center Apartments - St. Cloud, MN	1,596	395	2,244	16	395	2,260	2,655	(69)	2007	40 years
SCSH Campus Side Apartments - St. Cloud, MN	0	107	615	4	107	619	726	(18)	2007	40 years
SCSH Campus View Apartments - St. Cloud, MN	0	107	616	4	107	620	727	(19)	2007	40 years
Sherwood Apartments - Topeka, KS	9,887	1,150	14,684	1,596	1,452	15,978	17,430	(3,526)	1999	40 years
Southbrook & Mariposa - Topeka, KS	3,229	399	5,110	171	416	5,264	5,680	(451)	2004	40 years
South Pointe - Minot, ND	9,642	550	9,548	1,616	1,235	10,479	11,714	(3,134)	1995	24-40 years
Southview Apartments - Minot, ND	760	185	469	248	219	683	902	(231)	1994	24-40 years
Southwind Apartments - Grand Forks, ND	6,155	400	5,034	1,583	653	6,364	7,017	(1,981)	1995	24-40 years
Sunset Trail - Rochester, MN	7,906	336	12,814	1,787	479	14,458	14,937	(2,607)	1999	40 years
Sweetwater Properties - Grafton, ND	0	50	403	448	58	843	901	(546)	1974	5-40 years
Sycamore Village Apartments - Sioux Falls, SD	911	101	1,316	306	144	1,579	1,723	(251)	2002	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2008

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Multi-Family Residential - *continued*										
Terrace On The Green - Moorhead, MN	$ 1,445	$ 24	$ 1,490	$ 1,638	$ 129	$ 3,023	$ 3,152	$ (2,079)	1970	33-40 years
Thomasbrook Apartments - Lincoln, NE	5,235	600	8,867	2,086	753	10,800	11,553	(2,630)	1999	40 years
Valley Park Manor - Grand Forks, ND	3,606	294	4,137	1,607	386	5,652	6,038	(1,363)	1999	40 years
Village Green - Rochester, MN	1,630	234	2,296	240	303	2,467	2,770	(298)	2003	40 years
West Stonehill - Waite Park, MN	9,458	939	10,168	3,245	1,153	13,199	14,352	(4,273)	1995	40 years
Westwood Park - Bismarck, ND	1,034	116	1,910	746	233	2,539	2,772	(689)	1998	40 years
Winchester - Rochester, MN	3,991	748	5,622	806	923	6,253	7,176	(765)	2003	40 years
Woodridge Apartments - Rochester, MN	2,748	370	6,029	1,169	421	7,147	7,568	(2,140)	1997	40 years
Total Multi-Family Residential	$ 304,129	$ 38,346	$ 399,468	$ 72,883	$ 45,542	$ 465,155	$ 510,697	$ (101,964)		
Office										
1st Avenue Building - Minot, ND	$ 0	$ 30	$ 80	$ 584	$ 33	$ 661	$ 694	$ (350)	1981	33-40 years
401 South Main - Minot, ND	0	71	334	238	77	566	643	(273)	1987	24-40 years
610 Business Center IV - Brooklyn Park, MN	0	975	5,542	2,066	975	7,608	8,583	(64)	2007	40 years
2030 Cliff Road - Eagan, MN	520	146	835	2	146	837	983	(147)	2001	19-40 years
7800 W Brown Deer Road - Milwaukee, WI	11,500	1,455	9,268	385	1,475	9,633	11,108	(1,567)	2003	40 years
American Corporate Center - Mendota Heights, MN	9,918	893	16,767	2,838	893	19,605	20,498	(3,343)	2002	40 years
Ameritrade - Omaha, NE	4,413	327	7,957	65	327	8,022	8,349	(1,811)	1999	40 years
Benton Business Park - Sauk Rapids, MN	852	188	1,261	78	188	1,339	1,527	(163)	2003	40 years
Bloomington Business Plaza - Bloomington, MN	4,415	1,300	6,106	635	1,305	6,736	8,041	(1,288)	2001	40 years
Brenwood - Minnetonka, MN	7,852	1,762	12,138	2,671	1,771	14,800	16,571	(2,405)	2002	40 years
Brook Valley I - La Vista, NE	1,493	347	1,672	26	347	1,698	2,045	(111)	2005	45 years
Burnsville Bluffs II - Burnsville, MN	1,328	300	2,154	793	301	2,946	3,247	(616)	2001	40 years
Cold Spring Center - St. Cloud, MN	4,378	588	7,807	671	592	8,474	9,066	(1,522)	2001	40 years
Corporate Center West - Omaha, NE	17,315	3,880	17,509	16	3,880	17,525	21,405	(712)	2006	40 years
Crosstown Centre - Eden Prairie, MN	15,358	2,884	14,569	480	2,887	15,046	17,933	(1,355)	2004	40 years
Dewey Hill Business Center - Edina, MN	2,736	985	3,507	849	995	4,346	5,341	(946)	2000	40 years
Farnam Executive Center - Omaha, NE	12,160	2,188	11,404	0	2,188	11,404	13,592	(463)	2006	40 years
Flagship - Eden Praire, MN	21,565	1,899	21,637	479	1,899	22,116	24,015	(921)	2006	40 years
Gateway Corporate Center, Woodbury, MN	8,700	1,637	7,762	90	1,637	7,852	9,489	(320)	2006	40 years
Golden Hills Office Center - Golden Valley, MN	14,715	3,018	24,482	(3,642)	3,018	20,840	23,858	(2,911)	2003	40 years
Great Plains - Fargo, ND	6,267	126	15,239	10	126	15,249	15,375	(3,320)	1997	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2008

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Office - *continued*										
Highlands Ranch - Highlands Ranch, CO	$ 9,168	$ 1,437	$ 9,549	$ 776	$ 1,437	$ 10,325	$ 11,762	$ (985)	2004	40 years
Highlands Ranch I- Highlands Ranch, CO	9,186	2,268	8,362	(1)	2,268	8,361	10,629	(305)	2006	40 years
Interlachen Corporate Center - Edina, MN	10,162	1,650	14,984	92	1,652	15,074	16,726	(2,546)	2001	40 years
Intertech Building - Fenton, MO	4,900	2,130	3,969	0	2,130	3,969	6,099	(37)	2007	40 years
Mendota Office Center I - Mendota Heights, MN	3,933	835	6,169	215	835	6,384	7,219	(1,058)	2002	40 years
Mendota Office Center II - Mendota Heights, MN	6,298	1,121	10,085	930	1,121	11,015	12,136	(2,051)	2002	40 years
Mendota Office Center III - Mendota Heights, MN	3,644	970	5,734	102	970	5,836	6,806	(933)	2002	40 years
Mendota Office Center IV - Mendota Heights, MN	4,732	1,070	7,635	0	1,070	7,635	8,705	(1,175)	2002	40 years
Minnesota National Bank - Duluth, MN	1,093	287	1,454	4	288	1,457	1,745	(147)	2004	40 years
Miracle Hills One - Omaha, NE	8,895	1,974	10,117	379	1,974	10,496	12,470	(486)	2006	40 years
Nicollett VII - Burnsville, MN	4,202	429	6,932	83	436	7,008	7,444	(1,236)	2001	40 years
Northgate I - Maple Grove, MN	5,945	1,062	6,359	368	1,067	6,722	7,789	(629)	2004	40 years
Northgate II - Maple Grove, MN	1,351	359	1,944	142	403	2,042	2,445	(463)	1999	40 years
Northpark Corporate Center - Arden Hills, MN	14,000	2,034	14,584	867	2,034	15,451	17,485	(810)	2006	40 years
Pacific Hills - Omaha, NE	16,770	4,220	11,988	300	4,220	12,288	16,508	(531)	2006	40 years
Pillsbury Business Center - Bloomington, MN	1,007	284	1,557	63	284	1,620	1,904	(292)	2001	40 years
Plaza VII - Boise, ID	1,255	300	3,058	330	351	3,337	3,688	(458)	2003	40 years
Plymouth 5095 Nathan Lane - Plymouth, MN	1,350	604	1,253	40	604	1,293	1,897	(26)	2007	40 years
Plymouth I - Plymouth, MN	1,333	530	1,132	18	530	1,150	1,680	(111)	2004	40 years
Plymouth II - Plymouth, MN	1,333	367	1,263	13	367	1,276	1,643	(126)	2004	40 years
Plymouth III - Plymouth, MN	1,640	507	1,494	11	507	1,505	2,012	(146)	2004	40 years
Plymouth IV & V - Plymouth, MN	8,176	1,336	12,692	861	1,337	13,552	14,889	(2,569)	2001	40 years
Prairie Oak Business Center - Eden Prairie, MN	3,674	531	4,069	1,335	563	5,372	5,935	(809)	2003	40 years
Rapid City, SD - 900 Concourse Drive - Rapid City, SD	3,049	285	6,600	203	321	6,767	7,088	(1,322)	2000	40 years
Riverport - Maryland Heights, MO	19,690	1,891	18,982	0	1,891	18,982	20,873	(771)	2006	40 years
Southeast Tech Center - Eagan, MN	3,655	560	5,496	302	569	5,789	6,358	(1,318)	1999	40 years
Spring Valley IV - Omaha, NE	889	178	915	45	178	960	1,138	(68)	2005	41 years
Spring Valley V - Omaha, NE	978	212	1,123	29	212	1,152	1,364	(75)	2005	42 years
Spring Valley X - Omaha, NE	907	180	1,025	27	180	1,052	1,232	(69)	2005	43 years
Spring Valley XI - Omaha, NE	889	143	1,094	28	143	1,122	1,265	(74)	2005	44 years
Superior Office Building - Duluth, MN	1,644	336	2,200	3	336	2,203	2,539	(222)	2004	40 years
TCA Building - Eagan, MN	9,134	627	8,571	705	684	9,219	9,903	(1,209)	2003	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2008

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Office - *continued*										
Three Paramount Plaza - Bloomington, MN	$ 4,192	$ 1,261	$ 6,149	$ 792	$ 1,298	$ 6,904	$ 8,202	$ (1,145)	2002	40 years
Thresher Square - Minneapolis, MN	0	1,094	10,026	985	1,104	11,001	12,105	(1,686)	2002	40 years
Timberlands - Leawood, KS	13,155	2,375	12,218	137	2,408	12,322	14,730	(569)	2006	40 years
UHC Office - International Falls, MN	1,393	119	2,366	20	119	2,386	2,505	(247)	2004	40 years
US Bank Financial Center - Bloomington, MN	14,791	3,117	13,351	284	3,119	13,633	16,752	(1,062)	2005	40 years
Viromed - Eden Prairie, MN	1,644	666	4,196	1	666	4,197	4,863	(966)	1999	40 years
Wells Fargo Center - St Cloud, MN	7,156	869	8,373	779	869	9,152	10,021	(707)	2005	40 years
West River Business Park - Waite Park, MN	852	235	1,195	46	235	1,241	1,476	(152)	2003	40 years
Westgate - Boise, ID	6,861	1,000	10,618	613	1,000	11,231	12,231	(1,507)	2003	40 years
Whitewater Plaza - Minnetonka, MN	4,098	530	4,860	255	577	5,068	5,645	(836)	2002	40 years
Wirth Corporate Center - Golden Valley, MN	4,475	970	7,660	371	971	8,030	9,001	(1,356)	2002	40 years
Woodlands Plaza IV – Maryland Heights, MO	4,360	771	4,609	62	771	4,671	5,442	(197)	2006	40 years
Total Office	$ 373,344	$ 68,723	$ 466,040	$ 21,949	$ 69,159	$ 487,553	$ 556,712	$ (58,095)		
Medical										
2800 Medical Building - Minneapolis, MN	$ 6,242	$ 204	$ 7,135	$ 864	$ 229	$ 7,974	$ 8,203	$ (605)	2005	40 years
6517 Drew Avenue South - Edina, MN	1,267	353	660	502	353	1,162	1,515	(164)	2002	40 years
Abbott Northwest - Sartell, MN	6,457	0	11,781	872	0	12,653	12,653	(1,856)	2002	40 years
Airport Medical - Bloomington, MN	2,327	0	4,678	0	0	4,678	4,678	(926)	2002	40 years
Barry Pointe Office Park - Kansas City, MO	0	384	2,365	0	384	2,365	2,749	(57)	2007	40 years
Burnsville 303 Nicollet Medical (Ridgeview) - Burnsville, MN	8,000	1,071	6,842	696	1,071	7,538	8,609	(24)	2008	40 years
Burnsville 305 Nicollet Medical (Ridgeview South) - Burnsville, MN	5,000	189	5,127	509	189	5,636	5,825	(18)	2008	40 years
Denfeld Clinic - Duluth, MN	2,126	501	2,597	1	501	2,598	3,099	(263)	2004	40 years
Eagan 1440 Duckwood Medical - Eagan, MN	2,000	521	1,547	28	521	1,575	2,096	(5)	2008	40 years
Edgewood Vista - Belgrade, MT	0	35	779	0	35	779	814	(2)	2008	40 years
Edgewood Vista - Billings, MT	986	115	1,782	1	155	1,743	1,898	(9)	2008	40 years
Edgewood Vista - Bismarck, ND	6,825	511	9,193	36	115	9,625	9,740	(604)	2005	40 years
Edgewood Vista - Brainerd, MN	6,745	587	8,999	34	587	9,033	9,620	(591)	2005	40 years
Edgewood Vista - Columbus, NE	0	43	824	0	43	824	867	(3)	2008	40 years
Edgewood Vista - East Grand Forks, MN	1,468	290	1,383	0	290	1,383	1,673	(7)	2008	40 years
Edgewood Vista - Fargo, ND	14,680	792	21,050	0	792	21,050	21,842	(66)	2008	40 years
Edgewood Vista - Fremont, NE	665	56	490	42	56	532	588	(91)	2000	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2008

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Medical - *continued*										
Edgewood Vista - Grand Island, NE	$ 0	$ 33	$ 774	$ 0	$ 33	$ 774	$ 807	$ (2)	2008	40 years
Edgewood Vista - Hastings, NE	685	49	516	41	49	557	606	(97)	2000	40 years
Edgewood Vista - Hermantown I, MN	18,374	288	9,871	1,590	288	11,461	11,749	(1,884)	2000	40 years
Edgewood Vista - Hermantown II, MN	7,816	719	10,516	34	719	10,550	11,269	(690)	2005	40 years
Edgewood Vista - Kalispell, MT	687	70	502	52	70	554	624	(93)	2001	40 years
Edgewood Vista - Missoula, MT	976	109	854	36	109	890	999	(246)	1996	40 years
Edgewood Vista - Norfolk, NE	0	42	722	0	42	722	764	(2)	2008	40 years
Edgewood Vista - Omaha, NE	434	89	547	40	89	587	676	(98)	2001	40 years
Edgewood Vista - Sioux Falls, SD	985	314	1,002	0	314	1,002	1,316	(5)	2008	40 years
Edgewood Vista - Spearfish, SD	4,249	315	5,806	35	315	5,841	6,156	(381)	2005	40 years
Edgewood Vista - Virginia, MN	15,629	246	11,824	151	246	11,975	12,221	(1,568)	2002	40 years
Edina 6363 France Medical - Edina, MN	8,332	0	12,675	0	0	12,675	12,675	(150)	2008	40 years
Edina 6405 France Medical - Edina, MN	9,511	0	12,201	0	0	12,201	12,201	(30)	2008	40 years
Fox River Cottages - Grand Chute, WI	2,346	305	2,747	756	305	3,503	3,808	(123)	2006	40 years
Fresenius - Duluth, MN	1,003	50	1,519	3	50	1,522	1,572	(154)	2004	40 years
Garden View - St. Paul, MN	3,436	0	7,408	180	0	7,588	7,588	(1,160)	2002	40 years
Gateway Clinic - Sandstone, MN	1,231	66	1,698	1	66	1,699	1,765	(172)	2004	40 years
Health East St John & Woodwinds - Maplewood & Woodbury, MN	15,506	3,239	18,362	0	3,239	18,362	21,601	(3,653)	2000	40 years
High Pointe Health Campus - Lake Elmo, MN	4,213	1,305	10,528	294	1,308	10,819	12,127	(1,022)	2004	40 years
Mariner Clinic - Superior, WI	2,693	0	3,781	7	6	3,782	3,788	(383)	2004	40 years
Minneapolis 701 25th Ave Medical (Riverside) - Minneapolis, MN	6,950	0	7,873	0	0	7,873	7,873	(25)	2008	40 years
Nebraska Orthopaedic Hospital - Omaha, NE	13,827	0	20,272	240	0	20,512	20,512	(2,029)	2004	40 years
Park Dental - Brooklyn Center, MN	1,335	185	2,767	0	185	2,767	2,952	(389)	2002	40 years
Pavilion I - Duluth, MN	7,095	1,245	8,898	31	1,245	8,929	10,174	(864)	2004	40 years
Pavilion II - Duluth, MN	13,055	2,715	14,673	1,937	2,715	16,610	19,325	(2,118)	2004	40 years
Ritchie Medical Plaza - St Paul, MN	7,472	1,615	7,851	109	1,648	7,927	9,575	(571)	2005	40 years
St Michael Clinic - St Michael, MN	2,115	328	2,259	264	328	2,523	2,851	(68)	2007	40 years
Southdale FM - Edina, MN	9,871	755	8,054	5,190	755	13,244	13,999	(2,092)	2003	40 years
Southdale SMB - Edina, MN	22,294	3,480	26,432	4,547	3,480	30,979	34,459	(6,314)	2001	40 years
Stevens Point - Stevens Point, WI	11,588	442	3,888	10,495	442	14,383	14,825	(540)	2006	40 years
Wells Clinic - Hibbing, MN	1,878	162	2,498	0	162	2,498	2,660	(252)	2004	40 years
Total Medical	$ 260,374	$ 23,818	$ 306,550	$ 29,618	$ 23,529	$ 336,457	$ 359,986	$ (32,466)		

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2008

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Industrial										
API Building - Duluth, MN	$ 1,115	$ 115	$ 1,605	$ 3	$ 115	$ 1,608	$ 1,723	$ (162)	2004	40 years
Bloomington 2000 W 94th Street - Bloomington, MN	4,162	2,133	4,096	0	2,133	4,096	6,229	(141)	2006	40 years
Bodycote Industrial Building - Eden Prairie, MN	1,371	198	1,155	799	198	1,954	2,152	(613)	1992	40 years
Cedar Lake Business Center - St. Louis Park, MN	2,532	895	2,810	0	895	2,810	3,705	(61)	2007	40 years
Dixon Avenue Industrial Park - Des Moines, IA	8,010	1,439	10,757	975	1,439	11,732	13,171	(1,733)	2002	40 years
Eagan 2785 & 2795 Hwy 55 - Eagan, MN	0	985	4,937	0	985	4,937	5,922	(86)	2008	40 years
Lexington Commerce Center - Eagan, MN	2,940	453	4,352	1,667	480	5,992	6,472	(1,327)	1999	40 years
Lighthouse - Duluth, MN	1,170	90	1,789	6	90	1,795	1,885	(182)	2004	40 years
Metal Improvement Company - New Brighton, MN	1,269	240	2,189	78	240	2,267	2,507	(343)	2002	40 years
Roseville 2929 Long Lake Road - Roseville, MN	6,121	1,966	7,272	1,303	1,980	8,561	10,541	(256)	2006	40 years
Stone Container - Fargo, ND	3,481	440	6,597	104	440	6,701	7,141	(1,770)	1995	40 years
Stone Container - Roseville, MN	4,366	810	7,440	0	810	7,440	8,250	(1,186)	2001	40 years
Urbandale 3900 106th Street - Urbandale, IA	10,800	3,680	10,089	41	3,721	10,089	13,810	(221)	2007	40 years
Waconia Industrial Building - Waconia, MN	1,162	165	1,492	347	187	1,817	2,004	(391)	2000	40 years
Wilson's Leather - Brooklyn Park, MN	7,624	1,368	11,643	794	1,368	12,437	13,805	(1,810)	2002	40 years
Winsted Industrial Building - Winsted, MN	0	100	901	6	100	907	1,007	(186)	2001	40 years
Woodbury 1865 Woodland - Woodbury, MN	2,979	1,108	2,628	0	1,108	2,628	3,736	(52)	2007	40 years
Total Industrial	$ 59,102	$ 16,185	$ 81,752	$ 6,123	$ 16,289	$ 87,771	$ 104,060	$ (10,520)		
Retail										
17 South Main - Minot, ND	$ 0	$ 15	$ 75	$ 197	$ 17	$ 270	$ 287	$ (67)	2000	40 years
Anoka Strip Center - Anoka, MN	439	123	602	8	123	610	733	(79)	2003	40 years
Burnsville 1 Strip Center - Burnsville, MN	571	208	773	48	208	821	1,029	(112)	2003	40 years
Burnsville 2 Strip Center - Burnsville, MN	454	291	469	44	291	513	804	(87)	2003	40 years
Champlin South Pond - Champlin, MN	2,062	842	2,703	90	866	2,769	3,635	(296)	2004	40 years
Chan West Village - Chanhassen, MN	14,601	5,035	14,665	1,675	5,566	15,809	21,375	(2,098)	2003	40 years
Dakota West Plaza - Minot, ND	432	92	493	20	106	499	605	(25)	2006	40 years
Duluth Denfeld Retail - Duluth, MN	3,130	276	4,699	11	276	4,710	4,986	(481)	2004	40 years
Duluth NAPA - Duluth, MN	947	130	1,800	3	130	1,803	1,933	(182)	2004	40 years
Eagan Community - Eagan, MN	1,550	701	1,589	420	703	2,007	2,710	(255)	2003	40 years
East Grand Station - East Grand Forks, MN	418	150	1,235	7	150	1,242	1,392	(263)	1999	40 years
Fargo Express Community - Fargo, ND	1,173	374	1,419	16	385	1,424	1,809	(172)	2003-2005	40 years
Forest Lake Auto - Forest Lake, MN	0	50	446	5	50	451	501	(56)	2003	40 years
Forest Lake Westlake Center - Forest Lake, MN	4,956	2,446	5,304	437	2,480	5,707	8,187	(743)	2003	40 years

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2008

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Retail - *continued*										
Grand Forks Carmike - Grand Forks, ND	$ 2,031	$ 184	$ 2,360	$ 2	$ 184	$ 2,362	$ 2,546	$ (797)	1994	40 years
Grand Forks Medpark Mall - Grand Forks, ND	2,985	681	4,808	208	699	4,998	5,697	(1,051)	2000	40 years
Jamestown Buffalo Mall - Jamestown, ND	1,841	566	3,209	1,973	799	4,949	5,748	(449)	2003	40 years
Jamestown Business Center - Jamestown, ND	749	297	1,023	1,040	326	2,034	2,360	(253)	2003	40 years
Kalispell Retail Center - Kalispell, MT	1,599	250	2,250	970	253	3,217	3,470	(367)	2003	40 years
Kentwood Thomasville Furniture - Kentwood, MI	691	225	1,889	7	225	1,896	2,121	(544)	1996	40 years
Ladysmith Pamida - Ladysmith, WI	1,115	89	1,411	0	89	1,411	1,500	(184)	2003	40 years
Lakeville Strip Center - Lakeville, MN	1,171	46	1,142	783	94	1,877	1,971	(284)	2003	40 years
Livingston Pamida - Livingston, MT	1,324	227	1,573	0	227	1,573	1,800	(205)	2003	40 years
Minot Arrowhead SC - Minot, ND	5,078	100	1,064	6,623	387	7,400	7,787	(2,754)	1973	15 1/2-40 years
Minot Plaza - Minot, ND	654	50	453	92	59	536	595	(201)	1993	40 years
Monticello C Store - Monticello, MN	0	86	770	37	118	775	893	(102)	2003	40 years
Omaha Barnes & Noble - Omaha, NE	3,040	600	3,099	0	600	3,099	3,699	(968)	1995	40 years
Pine City C Store - Pine City, MN	343	83	357	2	83	359	442	(47)	2003	40 years
Pine City Evergreen Square - Pine City, MN	2,105	154	2,646	425	380	2,845	3,225	(399)	2003	40 years
Rochester Maplewood Square - Rochester, MN	4,209	3,275	8,610	102	3,294	8,693	11,987	(1,910)	1999	40 years
St. Cloud Westgate SC - St. Cloud, MN	3,834	1,219	5,536	86	1,242	5,599	6,841	(581)	2004	40 years
Weston Retail - Weston, WI	0	79	1,575	27	80	1,601	1,681	(208)	2003	40 years
Weston Walgreens - Weston, WI	3,406	66	1,718	671	67	2,388	2,455	(114)	2006	40 years
Total Retail	$ 66,908	$ 19,010	$ 81,765	$ 16,029	$ 20,557	$ 96,247	$ 116,804	$ (16,334)		
Subtotal	$ 1,063,857	$ 166,082	$ 1,335,575	$ 146,602	$ 175,076	$ 1,473,183	$ 1,648,259	$ (219,379)		

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES

April 30, 2008

Schedule III - REAL ESTATE AND ACCUMULATED DEPRECIATION *(in thousands)*

		Initial Cost to Company			Gross amount at which carried at close of period					
Description	Encumbrances	Land	Buildings & Improvements	Costs capitalized subsequent to acquisition	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction or Acquisition	Life on which depreciation in latest income statement is computed
Unimproved Land										
Eagan Unimproved Land - Eagan, MN	$ 0	$ 422	$ 0	$ 0	$ 422	$ 0	$ 422	$ 0	2006	40 years
Kalispell Unimproved Land - Kalispell, MT	0	1,400	0	24	1,411	13	1,424	0	2003	40 years
Monticello Unimproved Land - Monticello, MN	0	95	0	1	96	0	96	0	2006	40 years
Quarry Ridge Unimproved Land - Rochester, MN	0	942	0	0	942	0	942	0	2006	40 years
River Falls Unimproved Land - River Falls, WI	0	200	0	5	203	2	205	0	2003	40 years
Weston Unimproved Land - Weston, WI	0	812	0	0	812	0	812	0	2006	40 years
Total Unimproved Land	$ 0	$ 3,871	$ 0	$ 30	$ 3,886	$ 15	$ 3,901	$ 0		
Development In Progress										
401 South Main - Minot, ND	$ 0	$ 0	$ 0	$ 46	$ 0	$ 46	$ 46	$ 0	1987	40 years
2828 Chicago Avenue - Minneapolis, MN	0	726	0	7,436	726	7,436	8,162	0	2007	40 years
Minot Corporate Plaza - Minot, ND	0	1,755	0	7,434	1,755	7,434	9,189	0	2007	40 years
Southdale 6545 Expansion - Edina, MN	0	0	0	5,459	0	5,459	5,459	0	2007	40 years
Total Development In Progress	$ 0	$ 2,481	$ 0	$ 20,375	$ 2,481	$ 20,375	$ 22,856	$ 0		
Total	$ 1,063,857	$ 172,434	$ 1,335,575	$ 167,007	$ 181,443	$ 1,493,573	$ 1,675,016	$ (219,379)		

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2008

Schedule III

REAL ESTATE AND ACCUMULATED DEPRECIATION

Reconciliations of total real estate carrying value for the three years ended April 30, 2008, 2007, and 2006 are as follows:

	(in thousands)		
	2008	2007	2006
Balance at beginning of year	$ 1,489,287	$ 1,269,423	$ 1,179,856
Additions during year			
Multi-Family Residential	11,159	38,562	2,445
Commercial Office	14,473	147,302	25,034
Commercial Medical	82,233	5,638	58,200
Commercial Industrial	27,132	15,467	0
Commercial Retail	0	2,382	0
Improvements and Other	25,787	30,865	14,771
	1,650,071	1,509,639	1,280,306
Deductions during year			
Cost of Real Estate Sold	(1,812)	(19,797)	(10,474)
Impairment charge	0	(555)	(409)
Balance at close of year(1)	$ 1,648,259	$ 1,489,287	$ 1,269,423

Reconciliations of accumulated depreciation/amortization for the three years ended April 30, 2008, 2007, and 2006, are as follows:

	(in thousands)		
	2008	2007	2006
Balance at beginning of year	$ 180,544	$ 148,607	$ 118,512
Additions during year			
Provisions for depreciation	39,806	35,143	30,585
Deductions during year			
Accumulated depreciation on real estate sold	(971)	(3,206)	(490)
Balance at close of year	$ 219,379	$ 180,544	$ 148,607

(1) The net basis of the Company's real estate investments for Federal Income Tax purposes is approximately $1.1 billion.

INVESTORS REAL ESTATE TRUST AND SUBSIDIARIES
April 30, 2008

Schedule IV

INVESTMENTS IN MORTGAGE LOANS ON REAL ESTATE

	Interest Rate	Final Maturity Date	Payment Terms	Prior Liens (in thousands)	Face Amt. of Mortgages (in thousands)	Carrying Amt. of Mortgages (in thousands)	Prin. Amt of Loans Subject to Delinquent Prin. or Int. (in thousands)
First Mortgage							
Martin Property, LLC	6.00%	05/01/09	Monthly/ Balloon	$ 0	$ 475	$ 387	$ 0
Liberty Holdings, LLC	7.00%	11/01/12	Monthly/ Balloon	0	167	165	0
				$ 0	$ 642	$ 552	$ 0
Less:							
Allowance for Loan Losses						$ (11)	
						$ 541	

	2008 (in thousands)	2007	2006
MORTGAGE LOANS RECEIVABLE, BEGINNING OF YEAR	$ 399	$ 409	$ 619
New participations in and advances on mortgage loans	167	0	0
	$ 566	$ 409	$ 619
Collections	(25)	(22)	(210)
Transferred to other assets	0	12	0
MORTGAGE LOANS RECEIVABLE, END OF YEAR	$ 541	$ 399	$ 409

Exhibit 21.1

SUBSIDIARIES OF INVESTORS REAL ESTATE TRUST

Name of Subsidiary	State of Incorporation or Organization
Applewood - IRET Properties, a Nebraska Limited Partnership	Nebraska
Applewood - IRET, Inc.	Nebraska
Dakota - IRET, Inc.	Texas
Dakota Hill Properties, a Texas Limited Partnership	Texas
DRF Omaha/NOH, LLC	Minnesota
EVI Billings, LLC	North Dakota
EVI Grand Cities, LLC	North Dakota
EVI Sioux Falls, LLC	North Dakota
Forest Park - IRET, Inc.	North Dakota
Forest Park Properties, a North Dakota Limited Partnership	North Dakota
France Medical LLC	Delaware
France Medical MM LLC	Delaware
Health Investors Business Trust	Delaware
IRET - BD, LLC	Minnesota
IRET - Brenwood, LLC	Minnesota
IRET - DMS, LLC	Minnesota
IRET - DTV, LLC	Minnesota
IRET - DTV Operating, LLC	Delaware
IRET - MR9, LLC	Delaware
IRET - MR9 Holding, LLC	Delaware
IRET - Oakmont, LLC	South Dakota
IRET - QR, LLC	Delaware
IRET - Quarry Ridge, LLC	Delaware
IRET - Ridge Oaks, LLC	Iowa
IRET Properties, a North Dakota Limited Partnership	North Dakota
IRET, Inc.	North Dakota
IRET - 1715 YDR, LLC	Minnesota
IRET - Candlelight, LLC	North Dakota
IRET - Golden Jack, L.L.C.	Delaware
IRET - Minot EV, LLC	North Dakota
IRET - Plymouth, LLC	Minnesota
IRET - 3900 Urbandale, LLC	Delaware
Meadow 2 - IRET, Inc.	North Dakota
Meadow 2 Properties, L.P.	North Dakota
MedPark - IRET, Inc.	North Dakota
Medpark Properties Limited Partnership	North Dakota
Mendota Office Holdings LLC	Minnesota
Mendota Office Three & Four LLC	Minnesota
Mendota Properties, LLC	Minnesota
Minnesota Medical Investors LLC	Delaware
Ridge Oaks, L.P.	Iowa
SMB MM LLC	Delaware
SMB Operating Company LLC	Delaware
Thomasbrook - IRET, Inc.	Nebraska
Thomasbrook Properties, a Nebraska Limited Partnership	Nebraska
West Stonehill - IRET, Inc.	Minnesota

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-149081, 333-148529, 333-145714, 333-141341, 333-137699, 333-131894, 333-128745, 333-122289, 333-119547, 333-117121, 333-115082, 333-112465, 333-114162, 333-112272, 333-110003, 333-109387, 333-107729, 333-106748, 333-104267, 333-102610, 333-101782, 333-100272, 333-98575, 333-91788, 333-85930, 333-85352, 333-76034, 333-76266, 333-57676, 333-89761, and 333-67317 on Form S-3 and in Registration Statement No. 333-140176 on Form S-8 of our reports, dated July 11, 2008, relating to the consolidated financial statements and financial statement schedules of Investors Real Estate Trust, and the effectiveness of Investors Real Estate Trust's internal control over financial reporting, appearing in the Annual Report on Form 10-K of Investors Real Estate Trust for the year ended April 30, 2008.

Minneapolis, Minnesota
July 11, 2008

Certifications

Exhibit 31.1

I, Thomas A. Wentz, Sr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Investors Real Estate Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 14, 2008

By: /s/ Thomas A. Wentz, Sr.
Thomas A. Wentz, Sr., President & CEO

Exhibit 31.2

I, Diane K. Bryantt, certify that:

1. I have reviewed this Annual Report on Form 10-K of Investors Real Estate Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 14, 2008

By: /s/ Diane K. Bryantt
Diane K. Bryantt, Senior Vice President & CFO

Exhibit 32.1

The following certification is furnished as provided by Rule 13a-14(b) promulgated under the Securities Act of 1934 and Item 601(b) (32) (ii) of Regulation S-K.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Investors Real Estate Trust (the "Company") on Form 10-K for the year ended April 30, 2008, as filed with the Securities and Exchange Commission on July 14, 2008, (the "Report"), I, Thomas A. Wentz, Sr., President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas A. Wentz, Sr.
Thomas A. Wentz, Sr.
President and Chief Executive Officer
July 14, 2008

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

The following certification is furnished as provided by Rule 13a-14(b) promulgated under the Securities Act of 1934 and Item 601(b) (32) (ii) of Regulation S-K.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Investors Real Estate Trust (the "Company") on Form 10-K for the year ended April 30, 2008, as filed with the Securities and Exchange Commission on July 14, 2008, (the "Report"), I Diane K. Bryantt, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Diane K. Bryantt
Diane K. Bryantt
Senior Vice President and Chief Financial Officer
July 14, 2008

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Shareholder Information



Front Cover
Front Row *(left to right)*
Blake, Mike, Kade and Lindsey Anderson

Back Row *(left to right)*
Jill and Curtis Luchsinger, Carson Haberman and Dick Lokken

Annual Meeting

The Annual Meeting of Shareholders of the company will be held at 7:00 p.m. CDT on September 16, 2008, at the Grand International, 1505 North Broadway, Minot, North Dakota.

Shares Listed

The company's common shares of beneficial interest are listed on the NASDAQ Global Select Market under the symbol "IRET."

The company's Series A cumulative preferred shares of beneficial interest are listed on the NASDAQ Global Select Market under the symbol "IRETP."

Independent Accountants

Deloitte & Touche LLP
Minneapolis, Minnesota

Internal Auditors

Brady, Martz & Associates, P.C.
Minot, North Dakota

Legal Counsel

Pringle & Herigstad, P.C.
Minot, North Dakota

Distribution Reinvestment and Share Purchase Plan

For information on the company's distribution reinvestment and share purchase plan, contact the Investor Relations Department at 701-837-4738 or at info@iret.com.

Form 10-K

A copy of the annual report on Form 10-K for the company's fiscal year ended April 30, 2008, as filed with the Securities and Exchange Commission, is available without charge by request to IRET, Investor Relations, PO Box 1988, Minot, ND 58702-1988, by visiting the Investor Relations section of the company's website at www.iret.com, or by accessing the EDGAR database on the Securities and Exchange Commission's website at www.sec.gov.

Transfer Agent

Questions about distribution payments, shareholder accounts, replacement of lost share certificates, or address or name changes should be directed to: Investor Relations, Investors Real Estate Trust, PO Box 1988, Minot, ND 58702-1988.

INVESTORS REAL ESTATE TRUST

12 Main Street South • PO Box 1988
Minot, ND 58702-1988
Telephone: 701.837.4738 • Fax: 701.838.7785
info@iret.com • www.iret.com

END